CLEARY GOTTLIEB STEEN & HAMILTON LLP

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MILAN
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File No. 82-4243

August 18, 2006

VIA HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of:

(i) the Annual Report of the Company, for the fiscal year ending December 31, 2005;

(ii) the public notice of the Company's ordinary shareholders' meeting;

(iii) a summary of the minutes of the Company's ordinary shareholders' meeting;

(iv) a notice to shareholders of the Company regarding dividends; and

(v) a report of compliance with corporate governance practices by the Company during the year 2005.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

dlw 8/22

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Diana Santos

Diana Santos
Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF

GRUPO FINANCIERO INBURSA, S.A. DE C.V., FOR FISCAL YEAR 2005,

WITH INFORMATION THROUGH JUNE 23, 2006.


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2006
WASH, D.C.
190
SECTION

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF GRUPO FINANCIERO INBURSA, S.A. DE C.V., FOR FISCAL YEAR 2005, WITH INFORMATION THROUGH JUNE 23, 2006.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors of Grupo Financiero Inbursa, S.A. de C.V. (the "Corporation") legally represents the Corporation and its business direction as set forth in the corporate purpose, within the limits established for such in the bylaws. The Board of Directors' mission is to supervise the corporation's administration and proper operations by complying with the applicable legal provisions.

The Board of Directors meets quarterly in order to discuss the corporation's most relevant operations and make the appropriate decisions. Before their meetings, the information and/or documentation on the agenda shall be made available to the board directors, so they may analyze it properly.

Moreover, the corporation's Board of Directors shall analyze the management and operations of the financial entities owned by the group. However, the administrative department of each entity may also review the latter.


SEC MAIL PROCESSING
RECEIVED
AUG 1 2006
WASH., D.C.
190
SECTION

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The Board of Directors is comprised of persons that meet the criteria to be eligible and the honorability. They must also have ample knowledge and experience within the financial, legal and/or administrative field. Hence, the decision-making shall be nurtured by financial knowledge and experience.

The structure consists of a collegiate body comprised of 6 not independent directors and 10 independent directors. The shareholders representing at least 10% of the corporation's paid-in capital shall have the right to designate a board director. The board member designated by the minority shareholders may be revoked only when the rest of the board members are revoked. The majority of the members on the Board of Directors must be Mexican or foreign residents living in Mexico.

We believe the Corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The Corporation's board of directors has shareholding board members, who have a significant participation in the Corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the Corporation's benefit.

The Corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In compliance with its duties, the board of directors is aided by the following intermediary bodies: (i) Corporate Practices Committee; and (iii) Audit Committee.

On the Make-Up of the Board of Directors	YES	NO	COMMENTS
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)		X	Currently, it is comprised of 16 shareholding members that pertain to various high level business sectors, which allows for very effective diversity of points of view and opinions.

2) *Is the board comprised exclusively of shareholding members? (Principle 3)	X		
3) May substitute board members only substitute previously established shareholding board members? (Principle 3)			NOT APPLICABLE.
4) Should it be the case, does the shareholding board member suggest, to the board of directors, a designation of the person to substitute said shareholding board member? (Principle 3)			NOT APPLICABLE.
5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X		
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X		Independent board members represent more than 60%.
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X		
8) Does the annual report indicate the category of the shareholding members? (Principle 8)	X		
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X		

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO	COMMENTS
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X		To fulfill such, the board is aided by the Corporate Practices Committee and Audit Committee.
11) Are the intermediary bodies comprised exclusively of shareholding board member s? (Principle 12)	X		
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X		
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X		To date, four of ten independent board members collaborate in intermediary bodies.
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X		

On the Operation of the Board of Directors	YES	NO	COMMENTS
15) Does the board of directors meet at least four times a year? (Principle 18)	X		
16) Is at least one of the board of directors' meetings dedicated to defining the Corporation's mid-term and long-term strategy? (Principle 18)	X		
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X		
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X		
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when	X		Any board member may

they do not receive the necessary information at least five business days in advance? (Principle 20)			request, from the chairperson or secretary of the board of directors, that the information provided be extended in order to make adequate decisions.
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the Corporation's standing? (Principle 21)	X		The new directors are given a general view of the corporation's operations and are informed about the principal its operations and the relevant operations of its subsidiaries.

On the Duties of the Board Members	YES	NO	COMMENTS
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X		
22) Do the board members use the Corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X		
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X		There are policies for each of the group's subsidiaries that establish the terms for the adequate use of the assets pertaining to each corporation.
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance from the members of the board of directors.
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X		Yes, they have said obligation under the terms set forth in the Securities

			Exchange Law.
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X		NOT APPLICABLE
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X		From time to time, the majority of the high-ranking executives of the corporation's subsidiaries attend the board meetings and participate actively therein.

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The Corporation has a Corporate Practices Committee that performs the duties of evaluation and compensation as well as finances and planning. Said committee shall meet periodically to discuss their operations and activities. Each year, said committee shall report its activities to the board of directors.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO	COMMENTS
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the Corporation respect the guidelines approved by the board of directors? (Principle 29)	X		
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X	

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the Corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The corporation's audit department is responsible for ensuring the independence and objectivity of the external auditors, reviewing the auditors' work program, following up and answering the comments that the auditors may make as well as informing the Board of Directors about the audit reports and their results. Among its principle duties is the verification that the corporation is complying with the applicable legal provisions.

On the Selection of Auditors	YES	NO	COMMENTS
30) Does the outside auditor's income from any outside review received in auditing the Corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X		
31) Is the partner who reports to the Corporation replaced at least every six years? (Principle 34)	X		
32) Is the person who signs the auditing report on the Corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X		
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X	Because they are publicly recognized persons as a result of their expertise.
On the Financial Information			
34) Does the Corporation have an internal auditing unit? (Principle 36)	X		
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board of directors for approval? (Principle 37)	X		
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X		
On the Internal Controls			
37) Is there an internal-control system? (Principle 41)	X		
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)	X		
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X		
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X		

Review of Compliance with Provisions	YES	NO	COMMENTS
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the Corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)	X		
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)		X	
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X	

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The corporation's subsidiaries have a Finance and Administration Department that addresses the investment and risk qualification and measurement pursuant to the current legal provisions since these are regulated financial entities. Said department shall be in permanent communication with the Corporate Practices Committee. Amongst other issues, the former shall propose, to the Board of Directors, the finance, planning, strategy, annual budget and its distribution and risk planning.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO	COMMENTS
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the Corporation's principle investments and financing transactions? (Principle 47)		X	Since the various subsidiaries have specific areas that perform said duties.
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the Corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)	X		
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the Corporation's strategic outlook? (Principle 49)	X		
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the Corporation's financial projections, ensuring that such are in step with the Corporation's strategic outlook? (Principle 50)	X		

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

EXHIBIT J-2

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). *The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.*

2). *In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the Corporation follows.*

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO	COMMENTS
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X		
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X		
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X		
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X		
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X	Because they are publicly recognized persons as a result of their expertise.

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO	COMMENTS
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X		
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X		
8) Does the Corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X		

Mexico City, Federal District. June 23, 2006

ANNUAL REPORT 2005
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Annual Report filed pursuant to the General Provisions Applicable to Share Issuers and Other Participants in the Stock Market for the fiscal year ending December 31, 2005.

Authorized capital stock through December 31, 2005 was represented by 3,134,828,964 series-O shares with a par value of $0.827421620821 Mexican Pesos (MXP) each, and the paid capital stock was comprised of 3,000,152,564 shares with a paid par value of $2,482,391,097 MXP.

To date, the Corporation's 3,000,152,564 outstanding series-O shares were listed on the Mexican Stock Exchange under ticker symbol GFINBUR "O."

The shares issued by the Corporation are registered in the securities section of the National Share Registry and are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange).

Inscription in the National Share Registry does not imply any certification whatsoever regarding the securities' soundness or the issuer's solvency.

INBURSA GRUPO FINANCIERO
Paseo de las Palmas No. 736, Lomas de Chapultepec, 11000, México, D.F.

Index

1.- General Information

1.1- Glossary of Terms and Definitions

Afore Inbursa	Afore Inbursa S.A. de C.V.
América Móvil	América Móvil, S.A. de C.V.
América Telecom	América Telecom, S.A. de C.V.
Arrendadora Inbursa	Arrendadora Financiera Inbursa S.A. de C.V., Organización Auxiliar del Crédito, Grupo Financiero Inbursa (Financial Leasing Company).
Asesoría	Asesoría Especializada Inburnet, S.A. de C.V.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (Full Service Bank).
BANXICO	Banco de México. (Mexican Central Bank).
BMV	Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange).
CGT	Carso Global Telecom, S.A. de C.V.
COFECO	Comisión Federal de Competencia (Antitrust Commission)
CONSAR	Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for Retirement Funds).
CNBV	Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission).
CNSF	Comisión Nacional de Seguros y Fianzas (National Insurance and Bonds Commission).
Desarrollo Ideal	Desarrollo de América Latina, S.A. de C.V.
Provisions	Legal provisions that are generally applicable to securities' issuers and other stock market participants
DOF	Diario Oficial de Federación (Federal Official Gazette).
Fianzas Guardiana	Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa. (Bonds Company).
GCarso	Grupo Carso, S.A. de C.V.
GFinbursa or the Corporation	Grupo Financiero Inbursa, S.A. de C.V.
GSanborns	Grupo Sanborns, S.A. de C.V.
Ideal	Impulsora de Desarrollo Económico de América Latina, S.A. de C.V.
Inbursa Siefore	Inbursa Siefore, S.A. de C.V.
IPC	Índice de Precios y Cotizaciones. (Price Index).

INMEX	Índice México. (Mexican Index).
Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (Brokerage Firm).
IVA	Impuestos al Valor Agregado (Value-Added Tax or VAT).
LFCE	Ley Federal de Competencia Económica (Antitrust Law).
LFIF	Ley Federal de Instituciones de Fianzas (Federal Bond Institution Law).
LGISMS	Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mutual Insurance Company Law).
LGSM	Ley General de Sociedades Mercantile (General Corporation and Partnership Law).
LGTOC	Ley General de Títulos y Operaciones de Crédito (General Law of Negotiable Instruments and Credit Operations).
LIC	Ley de Instituciones de Crédito (Banking Law).
LIMPAC	Ley del Impuesto al Activo (Asset Tax Law).
LISR	Ley del Impuesto Sobre la Renta (Income Tax Law).
LIVA	Ley del Impuesto al Valor Agregado (Value-Added Tax Law).
LMV	Ley del Mercado de Valores (Stock Market Law).
LRAF	Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups).
LSAR	Ley de los Sistemas de Ahorro para el Retiro (Retirement Fund Law).
LSI	Ley de Sociedades de Inversión (Mutual Fund Company Law).
Operadora Inbursa	Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa (Investment Funds).
Outsourcing	Out Sourcing Inburnet, S.A. de C.V.
Pensiones Inbursa	Pensiones Inbursa, S.A., Grupo Financiero Inbursa.
Promotora Ideal	Promotora de Desarrollo de América Latina, S.A. de C.V.
Promotora Inbursa	Promotora Inbursa, S.A. de C.V.
RNV	Registro Nacional de Valores (National Share Registry).
Seguros Inbursa	Seguros Inbursa, S.A., Grupo Financiero Inbursa (Insurance Company).
SHCP	Secretaría de Hacienda y Crédito Público (Department of the Treasury and Public Credit).
Siefore Básica	Inbursa Siefore Básica, S.A. de C.V.

Telmex	Teléfonos de México, S.A. de C.V.
USD	United States Dollars
US GAAP	US Generally Accepted Accounting Principles

1.2 Executive Summary

GFInbursa was incorporated in 1985 as a regular business corporation under the name Promotora Carso, S.A. de C.V. In 1992, the SHCP authorized GFInbursa to become a financial group. Pursuant to the terms of the LRAF, GFInbursa was certified to render all financial services via a financial group.

To date, GFInbursa directly and indirectly controls ten financial entities in the following operations:

- Banco Inbursa is authorized to operate as a full-service bank;
- Inversora Bursátil is authorized operate as a brokerage firm;
- Seguros Inbursa and Patrimonial Inbursa, S.A. each is authorized to operate as an insurance company for life, accident, illness and damage policies;
- Pensiones Inbursa is authorized to operate as an insurance company specializing in pension insurance vis-a-vis social-security legislation;
- Salud Inbursa, S.A. is authorized to operate as an insurance company specializing in health insurance;
- Arrendadora Inbursa is authorized to operate as a financial leasing company;
- Operadora Inbursa is authorized to operate as a mutual-fund management company that manages eight investment funds; and
- Afore Inbursa is authorized to operate as a retirement fund manager, which administers two investment funds specializing in retirement funds.

During 2005, GFInbursa's net profit was $2.913 billion[1] MXP compared to $5.527 billion MXP from the previous year. This decrease is explained mainly due to the losses registered by the long-term position at a fixed rate through swaps. Additionally, it is important to underscore that during 2004 an extraordinary income was recorded principally form the restructuring of Grupo Televicentro.

Under US GAAP, GFInbursa registered profits of $414.9* million dollars during the year in comparison to $637.3 million dollars from the previous year.

At the close of 2005, GFInbursa's net worth was $32.142.1 billion MXP. This figure represents an 18% reduction compared to the previous year. This decrease is due mainly to two factors:

1) In June, 8.740 billon MXP (par value) were spun-off in order to create a new financial group to invest in infrastructure in Mexico and Latin America. The new company was called Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. (Ideal); and
2) In May, a dividend payment was made in the amount of 9 billion MXP (par value).

Forty years after its founding and as a Mexican group, GFInbursa is placed amongst the most solid financial groups in Mexico. The capacity to face new challenges, adequate risk selection, efficient operations and client service have been important factors for the consolidation of the Corporation, which have allowed it to contribute to the country's growth, generating more and better job opportunities. This effort would be impossible without the talent and work during the past 40 years of all the collaborators of this group and the trust bestowed by our clients and partners.

* The figures have not been audited and were filed under generally accepted accounting principles in the United States of America (US GAAP).

[1] Billion: 10^9 [translator's note].

GFInbursa is a financial group that is basically controlled by Mexican shareholders committed to contributing to Mexico's development through active participation in the financial market, promoting the participation of others in fomenting growth via increased and improved opportunities.

GFInbursa Share Performance

Date	Opening	Close	Variation	Max	Min	Volume
Jan/31/06	17.810	17.210	3.543%	18.724	16.709	152,421,107
Feb/28/06	17.476	16.159	6.447%	17.780	14.989	238,565,330
Mar/31/06	16.503	16.119	0.244%	16.611	15.176	244,112,727
Apr/30/06	16.218	17.230	-6.446%	17.348	15.775	179,186,092
May/31/06	17.720	16.200	-0.498%	17.750	15.740	300,427,462
Jun/31/06	16.250	16.800	2.560%	17.010	15.500	227,014,325

1.3 Risk Factors

The operations carried out by GFInbursa through its subsidiaries imply different risks. These include liquidity, market, credit and/or legal risks, among others.

Likewise, GFInbursa and its subsidiaries are exposed to structural changes in economic and financial adjustments currently effected by national and international markets.

The following are the risks factors that GFInbursa believes could significantly affect the Corporation and its operations and that should be taken into consideration by the investing public.

The risks and uncertainties described are not the only ones faced by the Corporation; however, the purpose of this document is to describe the most significant risks, knowing that others exist that also could affect its operations and activities.

Risks to GFInbursa's Strategy

As a pure holding corporation, the Corporation's most important assets are comprised by its subsidiaries' direct and indirect shares. Therefore, its subsidiaries' business strategy and the impact in the earnings thereof is correlated with the impact to the Corporation's earnings.

Risks to Shareholders

GFInbursa's assets are basically represented by shares in its subsidiaries, which could be a risk factor for the Corporation. Said subsidiaries' operations could be affected as could, consequently, their financial results – due to unfavorable factors of its operating surroundings, such as:

- The performance of Mexican economy and the volatility in the international markets that influence the national and foreign interest rates.

It is important to underscore that, as a measure to prevent risk, GFInbursa has a large capitalization index with respect to each of its subsidiaries. This has allowed it to offset contingencies when faced with the market volatility. Therefore, it has not had to request government loans from the financial-rescue programs.

Risks Related to Majority Shareholders and the Structure of the Capital

According to the information held by the Corporation to April 20, 2006, the date in which the annual ordinary shareholders' meeting was held, approximately 70% of the shares are directly or indirectly owned by Mr. Carlos Slim Helú and members of his immediate family. Said persons have the power to appoint the majority of the members of the board of directors and determine the earnings of other shares requiring the shareholders' vote.

Transactions with Affiliated Companies that Could Create Potential Conflicts of Interests

The Corporation carries out financial and business operations with affiliated companies, such as Telmex, America Movil, America Telecom, GCarso and CGT, among others, during the normal course of business and pursuant to market conditions. The operations with affiliated companies

may generate possible conflicts of interest. (See Administration and Operations with Related Parties and Conflicts of Interests)

Governmental Regulation that Could Adversely Affect GFInbursa's Activities
GFInbursa is a shareholder and all its operations are carried out by its subsidiaries, which, as financial entities, are subject to considerable governmental regulation. Therefore, GFInbursa's operations and financial results could be adversely affected by legislative reforms and changes in regulatory policies applicable to its subsidiaries.

Steep National and International Competition in Financial-Service Rendering
With respect to competition, the incorporation, into the financial system, of large international institutions that have direct access to external funding, are in better conditions and have cutting-edge technology establishes a more competitive guideline whereby Mexican financial brokers like GFInbursa are required to achieve more efficient financial brokerage to appeal to or remain popular among the investing public.

Notwithstanding the foregoing risks, it is important to underscore that GFInbursa's subsidiaries, as financial entities, are legally obligated to establish internal-control procedures for complete risk management in order to monitor and control themselves adequately so as to protect their own and the public's equity.

The financial entities have several internal agencies to monitor said risks. Additionally, external audits are carried out each year to review said process properly pursuant to current legislation.

In order to measure and evaluate the risks taken in its financial operations, GFInbursa's subsidiaries have computer programs to calculate the value of the risk in addition to carrying out sensitivity analyses and stress testing under extreme conditions.

Lack of Liquidity for GFInbursa's Shares
The Mexican Stock Exchange has experienced a considerable reduction in the amount and number of operations carried out. Additionally, the level of operations in the Mexican Stock Exchange versus other stock exchange is considerably less.

In light of the paragraph above, the Corporation cannot guarantee that a secondary market exists or continues for the Corporation's shares and that said circumstance significantly affects its shareholders' capacity to transfer said shares.

Risks from a Selection of Investments with Poor Profitability
The Corporation's profits, in its capacity as a holding company, depend upon its subsidiaries' earnings. Therefore, the fact that the yields from existing investments generate poor profits may affect the profits obtained by GFInbursa.

Inflation and Interest Rate in Mexico
Mexico has experienced high levels of inflation and interest rates during the last years. Although inflation levels corresponding to 2001, 2002, 2003, 2004 and 2005 have descended considerably in regard to inflation levels in 1996, these continue to be high in regard to certain more industrialized countries. Inflation for 2005 as determined by the Banco de Mexico based upon amendments to the INPC was 3.3%.

High interest rates together with the devaluation of the peso to the dollar and the variation in interest rates could have reduced the Corporation's margins. Likewise, fluctuations to the exchange rate for dollars and other currencies could have affected its financial position.

It is impossible to guarantee that Mexico will not suffer future inflationary or interest rate increases that may affect the Corporation's liquidity, financial situation or operational profits.

Events Occurring in Other Countries that May Affect the Price of the Shares Issued by GFInbursa

The price of the stock exchange for the Mexican issuers may be affected to greater or lesser degree by the economic and stock market conditions in other countries. Despite the fact that the economic conditions in other countries may be completely different from the economic conditions in Mexico, reactions to the events in other countries from investors may have an adverse effect in stock market prices for Mexican issuers, including shares issued by GFInbursa.

Influence of Internal Economic Decisions of the United States of America in Worldwide Markets

Interest rates increases in the United States significantly affects the operation in the world's markets because worldwide investors change their investment decisions based upon the variations in the level of risk in the US, which generates movements in the list prices for bonds and capital placed in the Mexican and foreign stock markets.

1.4 Other Securities

In September 1992, GFInbursa's general extraordinary shareholders' meeting approved the registry of its shares of capital stock in the Securities Section of the RNV in order to be listed on the Mexican Stock Exchange.

Currently, GFInbursa does not have other shares registered on the Mexican Stock Exchange; however, through June 2006 GFInbursa listed 194,341 American Depositary Receipts ("ADRs"), on the New York Stock Exchange that cover 971,705 series-O shares. In order to honor foreign legal provisions, GFInbursa must send, to the foreign authorities, the same legal and financial information that it must disclose to the investing public pursuant to Mexican law.

Finally, GFInbursa has submitted, completely and on time for the last three fiscal years, the reports that applicable law requires concerning significant events and periodic information.

1.5 Significant Changes to Rights Inherent to Securities Inscribed in the Registry

In September 1992, GFInbursa registered shares of its capital stock with the RNV and placed 642,909,993 of said shares in circulation, of which 327,884,097 were series-A, 122,152,898 were series-B and 192,872,998 were series-C.

In February 1999, GFInbursa's General extraordinary shareholders' meeting approved the conversion of series-A, series-B and series-C shares into series-O shares in order to comply with the reforms of the Banking Law dated January 20, 1999. Said conversion did not modify the rights inherent to the shares issued by GFInbursa.

In July 2001, GFInbursa's general extraordinary shareholders' meeting approved a split without increasing the Corporation's capital stock. Furthermore, it approved the exchange of all shares issued in the form of three new shares for every share issued by the Corporation. By virtue of the foregoing, as of said date, GFInbursa's authorized capital stock is represented by 3,134,828, 964 series-O shares with a par value of $1.000227731563 MXP each.

In May 2005, GFInbursa's General extraordinary shareholders' meeting approved a spin-off from the Corporation to incorporate Ideal. The rights conferred by GFInbursa's shares were not modified by the spin-off. The only change concerned the amount of the capital stock and the par value per share from $1.000227731563 MXP to $0.827421620821 MXP each.

By virtue of said spin-off, GFInbursa's shareholders shall have the right to receive one share of Ideal for each share of GFInbursa to which they hold title, pursuant to the terms and conditions approved by the Corporation's shareholders' meeting that have been detailed in the brochure corresponding to said corporate restructuring issued by GFInbursa in compliance with Article 35, Section I of the Provisions. The information is available for the investing public on the Mexican Stock Exchange's website (www.bmv.com.mx) and on GFInbursa's website (www.inbursa.com.mx).

Save for the aforementioned changes, to date there have been no additional modifications to GFInbursa's capital structure and/or to the rights inherent to the shares issued by said Corporation.

1.6 Public Documents
This annual report with information and figures through December 31, 2005 was submitted in a timely manner to the Mexican Stock Exchange and to the National Securities Commission in compliance with applicable legal provisions. Furthermore, it may be reviewed on the Mexican Stock Exchange's website (www.bmv.com.mx).

Moreover, investors that so desire may request a copy of this report from GFInbursa's Investor Relations Office, attention:

Mr. Frank Ernesto Aguado Martinez
Telephone: 5625-4900 ext. 3350
Fax: 5625-4900 ext. 2610
E-mail: faguado@inbursa.com

2. The Corporation

2.1 Issuer's Background and Development
GFInbursa was incorporated in 1985 as a general business corporation under the name Promotora Carso, S.A. de C.V. Throughout its existence, the corporation has changed its name several times and has been party to several corporate mergers, spin-offs and acquisitions of companies.

In 1992, GFInbursa was authorized to be transformed into a financial group and, at the same time, it modified its name to become Grupo Financiero Inbursa, S.A. de C.V., which is its current name.. The corporation has an indefinite duration, and its main office currently are located at Paseo de las Palmas No. 736, Lomas de Chapultepec, 11000, México, D.F., tel: 5625-4900.

Before GFInbursa became a financial group, the controlling shareholders of said group participated previously in specialized brokerage through the incorporation, acquisition and/or administration of several financial entities that were later incorporated to the group.

Therefore, GFInbursa's background dates back to 1965 when Inversora Bursátil was incorporated. Inversora Bursátil is the brokerage firm for the financial group and is now a leader in the Mexican market.

The group's members continued to grow in 1984 with the acquisition of Seguros de México from Bancomer. Ten years later, it became Seguros Inbursa, its current name. Seguros Inbursa is one of the most important insurance companies in Mexico.

Subsequently, the Corporation purchased La Guardiana, Compañía General de Fianzas, which had been in existence since 1942. It joined the group under the name Fianzas Guardiana Inbursa.

In 1992, GFInbursa was transformed into a holding company for financial institutions, thereby becoming one of the largest financial holding companies in Mexico.

In order to promote diversified financial services, the group created Banco Inbursa in 1993 as a platform as a complement to the operations of the rest of the companies comprising the group.

In January 1995, two new companies were incorporated to the group: Operadora Inbursa and Servicios Administrativos Inbursa, today Asesoría Especializada Inburnet.

In December 1996, Afore Ibursa was created to manage retirement funds for workers. As a subsidiary of the bank, GFInbursa renders financial services in the emerging social-security market.

In 2000, Seguros Inbursa grew considerably with the acquisition of the Mexican operations of Liberty Mexico Seguros and the creation of Autofinanciamiento Inbursa. Once again, it consolidated ever more the group's strength and orientation towards the service industry.

During 2001, GFInbursa established the bases and infrastructure to begin to selectively offer banking products to the retail market.

In 2002, and continuing its market penetration strategy, GFInbursa, via Seguros Inbursa and Banco Inbursa, launched the Inbursa CT account in Mexico. Said checking account offers interests at Treasury Bill rates (the highest yields). This is an example of the benefits that the integration yielded to our clients.

That same year, GFInbursa obtained definitive authorization from the SHCP to operate Salud Inbursa, a subsidiary of Seguros Inbursa dedicated to rendering health and medical insurance to promote the development of preventive medicine.

In 2003, Standards & Poors and Fitch gave Banco Inbursa an investment rating, which was based upon the high quality of Inbursa's assets, solid capital base and financial results, despite the country's scarce economic growth.

During the first quarter of 2003, the pension section was spun off from Seguros Inbursa in compliance with legal provisions in effect. With this operation, GFInbursa carried out a program to relocate capital that consisted in capitalizing the spin-off company, Pensiones Inbursa, with resources from other group subsidiaries. Therefore, Promotora Inbursa, as a subsidiary of Pensiones Inbursa, was strengthened.

In July 2003, a new plan to collect commissions and implemented by Afore Inbursa became effective. The new plan consisted of collecting 0.5% of the contribution from each affiliate plus 0.5% of the commission over the accumulated balance for each worker. This plan substituted the former one in which a 33% commission was charged on the net yield of the accumulated fund. This way of charging commissions allows our clients to have more accumulated balance – access to a more attractive commission plan that permits continual growth of their equity. This change by Afore Inbursa transformed this corporation into one of the most attractive retirement-fund managers in the market.

As part of its retail strategy, Banco Inbursa launched new negotiable instruments in the market in 2005. Among these were the EFE credit card, loans for small and mid-size business "InburPyme", car loans "Autoexpress" and mortgage loans "Inburcasa". The main purpose of these instruments is to offer a fixed rate to our clients by taking advantage of the opportunities granted by the availability of long-term, fixed-rate funds. This eliminates the uncertainty created by the volatility of interest rates.

In June 2004, GFInbursa announced its decision to split in order to create Ideal, a holding company for the new group geared to evaluate, structure, develop and operate infrastructure projects in Mexico and Latin America.

The split was approved by GFInbursa's shareholders' meeting on May 25, 2005; as a result, an initial equity totaling approximately 8.740 billion pesos (par value) was transferred to Ideal.

On September 15, 2005, Ideal began to list its shares series "B-1", which represent its capital stock in the Mexican Stock Exchange under the ticker symbol "IDEALB1".

Change and growth have been constant and determining factors in GFInbursa's history. The combination of GFInbursa's experience, soundness, creativity and daily effort constantly strengthens its commitment to Mexico to remain one of the country's most important financial groups with mostly Mexican capital.

GFInbursa has diversified its participation in several financial-service sectors and has a strong presence in the insurance, banking and securities sectors. Furthermore, it has an important presence in the financial-services market with respect to social security.

The group's economic growth has allowed it to carry out very ambitious plans, such as the GFInbursa spin-off and the incorporation of Ideal.

For more information concerning GFInbursa's most important investments, consult the table detailing each subsidiaries' the net worth in Section 3 Financial Information, Item 3.2 Financial Information Related to the Business Activity.

2.2 Business Description

i) Main Activity

GFInbursa is a holding company for financial entities. As such, it is the majority shareholder of the shares of several financial entities, including a full-service bank (business and investment), insurance and bond companies and corporations that render financial services related to social security and asset management, among others.

The main financial institutions controlled by GFInbursa are:

- Banco Inbursa in the banking sector;
- Seguros Inbursa, Pensiones Inbursa, Patrimonial Inbursa and Salud Inbursa in the insurance sector;
- Fianzas Guardiana in the surety sector;
- Operadora Inbursa and Afore Inbursa in the asset-management sector, and Afore Inbursa for financial services related to social security; and
- Inversora Bursátil in the securities-trading sector.

Likewise, the operations of GFInbursa's various subsidiaries are mainly geared towards four business activities: commercial banking; asset management; investment banking; and insurance and bonds.

Commercial Banking*

- $55.3 trillion[2] MXP in credit
- 4th largest business portfolio in the country
- One of the banks with less receivables which are past due in the finance sector.

Asset Management*

- 1st in life-annuity business
- $288.5 trillion MXP in assets managed

Insurance and Bonds*

- Largest client-based company in Mexico
- 3rd largest insurance company in Mexico
- 2nd most important investment portfolio

Investment Banking*

- $1.625 billion MXP in risk capital
- $9.54 trillion MXP in subscribed in stock certificates
- $47.8 trillion MXP subscribed in commercial paper

* This information has not been audited.

[2] Trillion: 10^{12} [translator's note].

ii) Distribution Channels
Regarding the distribution of its products and in order to offer services to its clients, to December 2005, GFInbursa has a sale force in Mexico comprised of 10,022 agents, and an infrastructure based upon the commercial banking and insurance business.

To December 2005, GFInbursa had 205 national coverage locations. Below is an itemization of the 205 points for client assistance:

119 Banking Modules
36 Bank Branches
50 Insurance Offices

In addition, Banco Inbursa has a total of 560 ATMs strategically distributed throughout Mexico.

As alternate channels of distribution, GFInbursa's subsidiaries have two call centers with 826 operators who work 24 hours a day, 365 days a year, and a website mainly aimed at retail strategy. GFInbursa also has a strategic alliance with Telecommunicaciones de México (TELECOMM) to make deposits and withdrawals in more than 1,500 branches in all of Mexico.

iii) Patents, Trademarks, Licenses and Other Agreements
GFInbursa owns the "Inbursa" trademark and the logo:

[LOGO]

The Inbursa trademark and logo have been registered in North America, Central America, South America and before the European Union.

Moreover, the Corporation has entered into trademark use agreements with an indefinite duration with its subsidiaries to allow said subsidiaries to use said trademark.

Inbursa's logo and its trademark represent an important asset for the company as well as a means to identify the group as one with prestige within the financial sector.

Additionally, GFInbursa and its subsidiaries have registered several trademarks and commercial advertisements related to the range of products offered to the public.

iv) Principal Clients
The principal market for the entities comprising GFInbursa is constituted by individuals and legal entities in Mexico that require financial services in the banking, securities, asset-management and insurance sectors. Currently, GFInbursa has more than 6.0 million clients with 7.2 million agreements.

v) Applicable Law and Tax Situation
GFInbursa and its subsidiaries, as regulated financial institutions, are subject to special legislation, such as the LRAF, LIC, LMV, LGISMS, LFIF, LSI and LSAR, among others. They are also subject to general laws like the LGSM, LGTOC, LFCE, Commerce Code and other provisions issued by competent authorities.

Moreover, GFInbursa and its subsidiaries are subject to the LISR, LIMPAC, LIVA as well as other applicable tax and administrative provisions.

The financial sector is extremely regulated and supervised by several authorities, including the SHCP, BANXICO, CNBV, CNSF and CONSAR, among others. Any amendment to the applicable regulatory laws and provisions may affect the development of GFInbursa and its subsidiaries' business.

vi) Human Resources
Because GFInbursa is solely a holding company, it does not have employees. Nevertheless, through its subsidiaries, as of March 31, 2005, it has 4,779 employees: 10.1% of said employees are unionized and the remaining 89.9% are management employees.

GFInbursa does not have a direct relationship with any union since relationships with unions are maintained at the subsidiary level.

It is important to underscore that GFInbursa also has one of the most important sales forces in the country, with 11,651 agents at the close of March 2006.

vii) Environmental Measures
Because GFInbursa is solely a holding company whose assets are comprised of shares in its subsidiaries, it does not have an environmental policy nor does it have certificates or acknowledgement regarding such.

viii) Market Information
GFInbursa shares the market with other national and international financial groups that control full-service banks, brokerage firms, auxiliary credit organizations and activities, investment funds, retirement-fund managers, insurance and surety companies and/or limited financial corporations.

Banco Inbursa's Participation in the Market
The Mexican financial system is highly concentrated. Thirty banks participate therein, and a mere seven banks hold 90.9% of the loan portfolio.

Banco Inbursa is amongst these 7 institutions and has a 12% participation in the commercial credit market at the close of 2005.

Participation in the Market: Commercial Credit (Dec 2005): 12.1% Inbursa

Participation in the Market: Net Worth (Dec 2005): 8.5% Inbursa

Banco Inbursa is one of the best capitalized banks in Mexico. In 2005, its capitalization index was 23.3%, surpassing the market average of 9.0%. This margin gave Banco Inbursa the opportunity to satisfy financing demands in advance via different and better products.

Capitalization Index
(Dec '05)

	Assets Subject to Credit Risks		Assets Subject to Global Risks	
	Inbursa	**Market**	**Inbursa**	**Market**
Basic Capital	33.1%	22.1%	23.1%	13.4%
Net Capital	33.4%	23.6%	23.3%	14.3%

Source: CNBV

Seguros Inbursa's Participation in the Market*
Seguros Inbursa's participation in the main areas of the statements as well as the general balance is shown below:

Participation in Markets: Total Premium (Dec '05): Inbursa 7%

Participation in Markets: Financial Revenue (Dec '05): Inbursa 18%

Participation in Markets: Net Revenue (Dec '05): Inbursa 17%

Participation in Markets: Net Worth (Dec '05): Inbursa 13%

Participation in Markets: Investments (Dec '05): Inbursa 12%

Participation in Markets: Reserves (Dec '05): Inbursa 11%

***Includes Inbursa's Insurance, Pensions, Equity and Health**

Participation in Market
For every Business
(premiums)

Life (Dec '05): Inbursa 6%

Pensions (Dec '05): Inbursa 13%

Accidents and Illness(Dec '05): Inbursa 6%

Damages (Dec '05): Inbursa 13%

Fire (Dec '05): Inbursa 11%

Earthquakes (Dec '05): Inbursa 9%

Automotive (Dec '05): Inbursa 6%

Seguro Inbursa's efficency index, which is the cost of operation with respect to withheld premiums, was 9.0% in 2005. This is 1.1 percentage points less than the market average, which reached 10.1%. Thus, the company is one of the most efficient insurance companies in the national market.

Combined Index
(Dec ´04)

Inbursa	Market
103.4%	99.3%
9%	10%
76%	71%
19%	18%

Acquisition Accidents Operation

Source: CNSF

<u>Inversora Bursátil's Participation in the Market</u>

There are 29 brokerage firms operating in Mexico. During 2005, Inversora Bursátil placed 47.8 trillion MXP in commercial paper.

Participation in Markets: Securities Deposited (Dec '05): Inbursa 38%

Participation in Markets: Revenue from Commissions (Dec '05): Inbursa 12%

Participation in Markets: Operating Revenue (Dec '05): Inbursa 16%

Participation in Markets: Net Revenue (Dec '05): Inbursa 12%

Source: CNSF

Operadora Inbursa's Participation in the Market

The Mexican market of general investment funds is comprised of 112 funds, and GFInbursa, through Operadora Inbursa, controls nine of the most important funds. These funds together are more important in the market in terms of the amounts of the investments, net worth and revenue. Moreover, they offer better yields to their clients.

It is important to underscore that Operadora Inbursa also participates in the bonds market for both individuals and legal entities.

Participation in Markets 1: Net Worth (Dec '05): Inbursa 7%

Participation in Markets 1: Revenue (Dec '05): Inbursa 7%

Participation in Markets 2: Investments in Variable-Earning Instruments (Dec '05): Inbursa 27%

Participation in Markets 3: Investments in Bonds (Dec '05): Inbursa 3%

Inbursa Offers the Best Yields in Dollars
Over the Last 24 Years
(March '81-Dec '05)**

Inflation 2.8%
Treasury Bills 8.5%
Dow Jones 10.1%
BMV 14.8%
Fondo Inbursa 21.9%

Source: CNSF
**This information has not been audited.
1. Includes Fonibur, IGLOBAL, Inbursa, SINBUR, Dinbur1, Dinbur2, INBURLP, INBUCOB, INBUREX.
1. Includes Fonibur, IGLOBAL, Inbursa, SINBUR.
1. Includes Dinbur1, Dinbur2, INBURLP, INBUCOB, INBUREX.

Grupo Financiero Inbursa's Competitive Advantages

GFInbursa bases its operation on five basic principles that have allowed it to lead the Mexican financial market in terms of solvency and profitability.

- Solid capital base
- Strict subscription of risks
- Cost efficiency
- Diversified revenue base
- Professional service and top quality

Solid capital base*

Dec '05	Inbursa	Market
Capitalization (Bank)	23.3%	14.3%
Reserves/Premiums (Insurance and Pensions)	3.16	2.17

Strict subscription of risks*

Dec '05	Inbursa	1.8%
Combined Index (Insurance and Pensions)	93.7%	99.3%

Diversification 1

Net Income (Jan '05- Dec '05)
- Insurance 39.0%
- Bonds 6.6%
- Commercial Banking 35.5%
- Asset Management 7.5%
- Investment Banking 11.4%

Cost Efficiency*

Dec '05	Inbursa	Market
Op Acc/Other Revenue Financial Margin (Bank)	32.2%	76.0%
Op Acc Withheld Premiums (Insurance and Pensions)	9.3%	10.18%

Professional Service and Top Quality*

- Guaranties (insurance)
- Reply given in 2 weeks (Corporate Banking)
- 22% Historic Yields for Fondo Inbursa
- Efficient response time
- Personalized attention
- Products according to the clients' needs

*Information has not been audited.

ix) Corporate Structure
GFInbursa is comprised of the following financial institutions:

Grupo Financiero Inbursa
N.W. 37,880*

- 100% Banco Inbursa N.W. 23,924*

  94% Aforė Inbursa N.W. 688*
  100% Inmobilidaria Inbursa N.W. 873*
  84% Sinca Inbursa N.W. 2,728*

- 100% Operadora Inbursa N.W. 500*

- 100% Finanzas Guardiana Inbursa N.W. 787*

- 100% Seguros Inbursa N.W. 2,758*

  100% Patrimonial Inbursa N.W. 391*
  100% Salud Inbursa N.W. 119*

- 100% Inversora Bursátil N.W. 1,444*

- 100% Arrendadora Inbursa N.W. 73*

- 100% Pensiones Inbursa N.W. 2,500*

- 87% Promotora Inbursa N.W. 862*

GFInbursa has equity in other financial and non-financial subsidiaries. Only the most important subsidiaries are detailed above.

* N.W. Net Worth expressed in million MXP of spending power in December 2005.

x) Description of Principal Assets
Pursuant to GFInbursa's series classification as a the high-activity business, its principal assets are:

Loan Portfolio
Loans may be registered as an asset as of the date the funds are available. When a loan (except for consumption and housing) or of the interests that accrue are not paid at their maturity date, the entire principal and interest (outstanding balance) is transferred to past-due loans the day after maturity. On the other hand, the consumer and mortgage portfolio is registered as receivables as of the 90th past due date. GFI's total loan portfolio is equivalent to 64% of all its assets.

The established loan policies are geared towards the outflow of revenue for corporate financial institutions and particularly for institutions that form part of a consortium having recognized commercial and economic solvency and that strictly comply with the corresponding legislation and loan policies established for loans to consumers and mortgages are geared towards individuals or individuals with business activities.

Loan Portfolio

Millions of pesos with spending power to December 2005	2003	2004	2005	% var 2005 vs 2003	% var 2005 vs 2004
PERFORMING LOANS					
Business Loans	42,826	51,947	49,504	15.6%	4.7%
Loans Granted to Financial Organizations	925	833	1,085	17.3%	30.3%
Consumer Loans	2,899	2,9620	3,429	18.3%	15.8%
Housing Loans	106	588	858	707.9%	45.9%
Loans Granted to Governmental Organizations	0	0	0	N.A.	N.A.
TOTAL PERFORMING LOANS	**46,756**	**56,330**	**54,876**	**17.4%**	**-2.6%**
PAST-DUE LOANS					
Business Loans	189	331	295	56.5%	-10.9%
Loans Granted to Financial Organizations	7	0	0	N.A	N.A.
Consumer Loans	2	7	88	5600.9%	1157.1%
Housing Loans	5	10	53	973.0%	430.0%
TOTAL PAST-DUE LOANS	**203**	**348**	**436**	**114.4%**	**25.3%**
PREVENTIVE ESTIMATE FOR CREDIT RISKS	**-5,555**	**-6,542**	**-7,450**	**34.1%**	**13.9%**
TOTAL NET LOAN PORTFOLIO	**41,404**	**50,136**	**47,862**	**15.6%**	**-4.5%**

Investment in Securities

The registry and appraisal of investments in securities is subject to the following guidelines:

- Negotiable instruments

Initially, these are registered at their purchase price and are appraised according to their reasonable value using the prices given by the price supplier. This appraisal is accounted for in the fiscal year's financial balances.

- Instruments available for sale

Initially, these are registered at their purchase price and are appraised according to their reasonable value using the prices given by the price supplier. The accruement of the debt's yields is accounted for in the fiscal year's financial balances.

- Instruments held until maturity

Bonds that, by disposition of or authorization from CNBV, are classified as held until maturity are registered initially at their purchase price, and the maturity of their yields is accounted for in the fiscal year's financial balances.

Investment in Securities

million of pesos with spending power to December 2005	2003	2004	2005	% var 2005 vs 2003	% var 2005 vs 2004
Negotiable Instruments	7,865	18,249	5,271	-33.0%	-71.1%
Securities available for sale	2	2	0	N.A.	N.A.
Securities held until maturity	5,690	3,277	3,236	-43.1%	--1.3%
TOTAL INVESTMENT IN SECURITIES	**13,557**	**21,528**	**8,507**	**-37.3%**	**- 60.5%**

The investment in shares in the following companies has been appraised by the ownership method based upon the companies' audited financial statements. Said companies financial earnings and their net worth are registered in GFInbursa's accounting proportional to GFInbursa's shareholding therein.

The entries comprising this section are:

Permanent Investments in Shares

Millions of pesos with spending power to December 2005	2003	2004	2005	% var 2005 vs 2003	% var 2005 vs 2004
Seguros Inbursa	2,130.5	2,821.0	2,757.0	29.4%	-2.3%
Fianzas Guardiana Inbursa	591.6	845.0	787.0	33.0%	-6.9%
Inbursa Siefore	736.7	802.0	636.0	-13.7%	- 20.7%
Sinca Inbursa	1,873.0	1,941.0	2,443.0	30.4%	25.9%
Pensiones Inbursa	7,062.8	9,709.0	2,500.0	-64.6%	- 74.3%
Promotora Inbursa	481.9	669.0	61.0	-87.3%	- 90.9%
Other Investments	268.7	347.0	394.0	46.6%	13.5%
TOTAL PERMANENT INVESTMENTS IN SHARES	**13,145.3**	**17,135.0**	**9,578.0**	**-27.1%**	**- 44.1%**

The aforementioned assets represent GFI's principal assets. The following table shows its equity interest with respect to the group's total assets:

	2003	2004	2005
Net Past-Due Loans	53.3%	47.7%	55.6%
Investments in Securities	17.5%	20.5%	9.9%
Permanent Investments in Shares	16.9%	16.3%	11.1%
Main Assets as a Percentage of the Group's Total Assets	**87.7%**	**84.5%**	**76.7%**

xi) Judicial, Administrative and Arbitration Proceedings

GFInbursa's and its subsidiaries' present legal proceedings are normal proceedings derived from the Corporation's daily operations. There is no proceeding that could have a significant impact on operating balances and specifically on GFInbursa's or its subsidiaries' financial position nor that could affect GFInbursa in light of the sole liability agreement. Likewise,

GFInbursa does not fall under any of the hypothetical cases set forth in Articles 9 and 10 of the Bankruptcy Law.

xii) Shares Representing the Capital Stock

To December 31, 2005, GFInbursa's outstanding capital stock was comprised of 3,000,152,564 series-O shares with a par value of $0.827421620821 each.

GFInbursa has not modified the structure of its capital stock since July 2001, when its general extraordinary shareholders' meeting approved a split without increasing the capital stock. Hence, the 1,044,942,988 outstanding shares were substituted with 3,134,828,964 series-O shares with a par value of $1.000227731563 each.

On May 25, 2005, GFInbursa's Shareholders' meeting approved a split in the corporation to create Ideal. By virtue thereof, GFInbursa reduced its authorized capital stock to the amount of $2,593,825,262.30 without reducing the number of outstanding shares.

The additional capital stock will be represented by shares of series-L stock. Pursuant to the LRAF, the corporation may issue up to 40% of its ordinary capital stock with the previous authorization from the CNBV.

Foreign governmental agencies may not own any part of the capital stock. Moreover, neither other Mexican financial institutions nor those within the group may become institutional investors in the terms of Article 19 of the LRAF or any other corporations directly or indirectly owed by GFInbursa.

Any individual or legal entity may acquire by one or more simultaneous or consecutive operations, control of the GFInbursa's shares of capital series-O shares; provided, however, that said operations require the previous authorization by SHCP when they exceed 5% of said capital stock, notwithstanding Article 18 of the LRAF and the previous authorization by the corporation's board of directors.

Those acquiring or transmitting more than 2% of GFInbursa's shares of capital series-O shares must notify SHCP within the following three business days after said acquisition or transmission. In any case, the acquisition of GFInbursa's shares must be subject to the provisions of LRAF, LMV, the administrative provisions issued by SHCP and/or CNBV and other applicable provisions.

GFInbursa's outstanding shares during the last three years are comprised as follows:

Number of Shares	**2003**	**2004**	**2005**
Outstanding Shares	3,000,152,564	3,000,152,564	3,000,152,564
Shares in Treasury	134,676,400	134,676,400	134,676,400
Total Shares	**3,134,828,964**	**3,134,828,964**	**3,134,828,964**

ix) Dividends

GFInbursa's board of directors, during its meeting held on April 14, 2004, approved a dividend payment of $0.30 per share regarding 3,000,152,564 outstanding shares. The total amount of such dividend payment was $900.046 million MXP ($451 million MXP nominally).

GFInbursa's General Ordinary Shareholder's Meeting held on April 13, 2005 approved the payment of a new dividend of $0.30 per share regarding 3,000,152,564 outstanding shares. Therefore, the total dividend payment amount was more than $900.046 million ($900.046 million MXP nominally).

GFInbursa's General Ordinary Shareholder's Meeting held on April 20, 2006 approved the payment of a new dividend of $0.30 per share regarding 3,000,152,564 outstanding shares. Therefore, the total dividend payment amount was more than $900.046 million MXP nominally.

There is no dividend payment policy established for GFInbursa or its subsidiaries. Each year, the general shareholders' meeting approves GFInbursa's financial statements and determines the amount that must be placed at the disposal of the meetings and/or board of director's in order for such to be allotted, totally or partially, pursuant to the terms established by such.

3.- Financial Information

3.1- Selected Financial Information

Summary of the Financial Information
(December 2005)

	Under CNBV Rules				Under US GAAP Rules [2]			
Assets	**2003 mill MXP**	**2004 mill MXP**	**2005 mill MXP**	**% Var ('04 vs '05**	**2003 mill USD**	**2004 mill USD**	**2005 mill USD**	**% Var ('04 vs '05)**
Group	**77,674**	**105,065**	**86,005**	**-18.1%**	**9,675**	**9,675**	**12,117**	**-9.5%**
Banco Inbursa	65,622	89,724	77,439	-13.7%	6,100	7,771	7,145	-8.1%
Pensiones Inbursa	20,055	23,053	16,164	-29.9%	1,958	2,588	1,731	-33.1%
Seguros y Patrimonial Inbursa	16,955	18,748	21,134	12.7%	1,468	1,692	2,024	19.6%
Operadora Inbursa	443	545	582	6.7%	41	48	55	14.7%
Inversora Bursátil	1,119	1,323	1,700	28.5%	95	115	160	38.4%
Fianzas Guardiana	968	1,189	1,146	-3.6%	77	97	102	5.1%

Net Worth[1]	**2003 mill MXP**	**2004 mill MXP**	**2005 mill MXP**	**% Var ('04 vs '05**	**2003 mill MXP**	**2004 mill MXP**	**2005 mill USD**	**% Var ('04 vs '05)**
Group	**34,340**	**38,982**	**23,103**	**-17.6%**	**2,857**	**3,495**	**3,236**	**-7.4%**
Banco Inbursa	22,536	23,875	23,885	0.0%	1,596	1,827	2,063	12.9%
Pensiones Inbursa	6,935	9,708	2,500	-74.2%	668	954	348	-63.5%
Seguros y Patrimonial Inbursa	2,125	2,821	3,148	11.6%	370	487	582	19.6%
Operadora Inbursa	424	499	501	0.4%	35	44	47	8.0%
Inversora Bursátil	913	1,140	1,443	26.6%	75	99	135	36.8%
Fianzas Guardiana	591	845	787	-6.8%	58	78	78	0.4%

Net Result[1]	2003 mill MXP	2004 mill MXP	2005 mill MXP	% Var ('04 vs '05	2003 mill MXP	2004 mill MXP	2005 mill USD	% Var ('04 vs '05)
Group	**2,494**	**5,527**	**2,913**	**-47.3%**	**319**	**672**	**419**	**-37.7%**
Banco Inbursa	567	1,351	1,034	-23.4%	115	204	192	-5.9%
Pensiones Inbursa	984	2,712	587	-78.4%	75	276	65	-76.4%
Seguros y Patrimonial Inbursa	175	684	781	14.1%	89	85	1055	23.4%
Operadora Inbursa	160	174	219	25.8%	11	17	21	27.9%
Inversora Bursátil	176	358	313	-12.6%	17	36	32	-12.5%
Fianzas Guardiana	163	239	192	-19.6%	10	18	21	16.9%

[1] The figures corresponding to the Grupo Financiero and Banco Inbursa do not include minority interest
[2] The figures have not been audited and were filed under generally accepted accounting principles in the United States of America (US GAAP).
[3] As of 2005, the earnings of Seguros and Pensiones (Insurance and Pensions) are included.

Infrastructure

	2004	2005
Customers	5.8 mill	6.0 mill
ATMs	611	582
Employees	4,133	4,610
Sales Points	189	205
Sales Force	8,805	10,022
Call Center (Positions)	482	826

3 All amounts presented in statistics and under the US GAAP are about numbers not audited.

NET WORTH[2]
(CNBV GAAP mill MXP)

2003	**34,340**
2004	**38,982**
2005	**2,103**

NET WORTH
(US GAAP mill USD[1])

2003	**2,857**
2004	**3,495**
2005	**3,236**

- In May 2005, 900 MXP (par value) was paid as dividends.
- In June 2005, a spin off of IDEAL was carried out for $8.79 billon MXP (par value).

NET PROFIT
(CNBV GAAP mill MXP)

2003	**2,494**
2004	**5,527**
2005	**2,913**

NET PROFIT
(US GAAP mill USD[1])

2003	**319**
2004	**672**
2005	**419**

- During 2004, an extraordinary income was recorded that totaled 2.025 billion MXP originating from the valuation of CPO's from Televisa after the corporate restructure of Grupo Televicentro.

SIGNIFICANT FIGURES

	INBURSA	**MARKET AVERAGE**
Capitalization Rate **(Bank)**	23.3%	14.3%
Past Due Loans/Loans Portfolio **(Bank)**	0.8%	1.8%
Reserves/ Past Due Loans **(Bank)**	17.1	2.4
Combined Index **(Insurances)**	93.7%	99.3%
Reserves/ Premiums **(Insurances and Pensions)**	3.16	2.17
Efficiency * **(Bank)**	32.2%	76.0%
Efficiency ** **(Insurances)**	9.3%	10.1%

*Efficiency is calculated as follows: Operating Expenses / (Financial Margin + Other Incomes)

**Efficiency is calculated as follows: Operating Expenses / Retained Premiums

Spending Power in pesos December 2005	**2003**	**2004**	**2005**
Financial Margin (Millions of pesos)	2,320.1	1,700.1	3,188.0
Profit Per Share (Pesos)	0.8029	0.7371	0.9711
Dividends Per Share (pesos per share)	0.15	0.31	0.30
Depreciation and Amortization (Millions of pesos)	206.1	210.6	205.0

constant Millions of pesos	**2004**	**2005**	**% var**
Administered Assets	592,648.4	984,702.7	66%
Deposited Assets	714,513.9	964,790.0	35%

*Figures have not been audited; however, they are filed pursuant to U.S. generally accepted accounting principles (US GAAP).
*Does not include minority interest.
* Information has not been audited

3.2 Financial Information Related to the Business Activity, Geographic Zone and Sales from Exportation

GFInbursa mainly carries out in four different business activities: commercial banking, asset management, investment banking and insurance and bonds.

NET PROFIT PER LINE OF BUSINESS
(JAN-DEC 05)

Insurance 39.0%
Bonds 6.6%
Commercial Bank 35.5%
Asset Management 7.5%
Investment Bank 11.4%

The following table sets forth the most important balances for collection and fund securing for each one of GFInbursa's companies.

	SECURING			
	Net Worth	Debt	Reserves	Deferred Taxes
Banco Inbursa	23,885.2	48,395.0	7,450.0	836.9
Seguros Inbursa	2,757.5	-	15,076.9	511.9
Pensiones Inbursa	2,499.9	-	132,500.4	-
Inversora Bursátil	1,443.5	-	-	75.5
Operadora Inbursa	500.1	-	-	67.7.5
Fianzas G-Inbursa	787.1	-	210.3	111.7
Others	229.7	291.8	0.1	0.5
TOTAL	**32,102,8**	**48,686.8**	**36,237.6**	**1,604.2**

	PLACEMENT			
	Investment* Portfolio	Loans Portfolio	Fixed Income and Money Market	Fixed Assets
Banco Inbursa	16,710.8	55,582.6	9,853.0	511.5
Seguros Inbursa	3,291.6	502.4	10,677.6	1,075.6
Pensiones Inbursa	3,236.7	-	12,497.7	-
Inversora Bursátil	1,515.2	-	40.9	25.8
Operadora Inbursa	75.6	-	485.0	-
Fianzas G-Inbursa	310.2	63.4	529.5	59.6
Others	161.2	330.4	17.4	0.0
TOTAL	**25,301.4**	**56,478.7**	**34,088.0**	**1,672.5**

*: Includes shares and investments in other subsidiaries (i.e. Sinca, Afore...)
* Does not include minority interest.

At the close of 2005, GFInbursa's net worth totaled $321.421 billion MXP. This represents an 18% decrease when compared to the previous year. The two main factors for this decrease are:

- The split totaling $8.740 billion MXP (par value) in June for IDEAL, and
- The dividend payment of $900 million MXP (par value) in May.

GFInbursa's net yield according the accounting criteria for financial holding companies established by the CNBV was $2,913 million MXP from January 2005 to December 2005. This represents a 47% less than the previous year.

This decrease in the net yield is due mainly to the losses recorded by the position of the long term fixed rate of financial derivatives that had a negative impact as well as a result of the extraordinary income during the third quarter of 2004 from the valuation of Televisa's CPOs after the corporate restructuring of Grupo Televicentro.

Net Profit

Millions of pesos with spending power of December 2005	**2003**	**2004**	**2005**	**% var 2005 vs 2003**	**2004**
Banco Inbursa	567	1,351	1,034	82%	-23%
Pensiones Inbursa	984	2,712	587	-40%	-78%
Seguros Inbursa	175	684	781	346%	14%
Operadora Inbursa	160	174	219	37%	26%
Inversora Bursatil	176	358	313	78%	-13%
Fianzas Guardiana	163	239	192	18%	-20%

Net Worth

Millions of pesos with spending power of December 2005	2003	2004	2005	% var 2005 vs 2003	% var 2005 vs 2004
Banco Inbursa	22,536	23,875	23,885	6.0%	0.0%
Pensiones Inbursa	6,936	9,708	2,500	-64.0%	-74.2%
Seguros Inbursa	2,125	2,821	3,148	48.1%	11.6%
Operadora Inbursa	424	499	501	18.2%	0.4%
Inversora Bursatil	913	1,040	1,443	58.1%	26.6%
Fianzas Guardiana	591	845	787	33.2%	-6.9%

3.3 Information about Relevant Loans

There is no information to report under this heading, since GFInbursa is a financial holding company for financial institutions and is restricted in acquiring liabilities pursuant to LRAF.

*Information not audited.
*Does not include minority interest.

3.3 Information about relevant Credits

There is no information to report under this heading, since GFInbursa is a financial holding company for financial institutions and is restricted in acquiring liabilities pursuant to LRAF.

3.4 Comments and Analysis of the administration about the Issuer's Operation Results and Financial Situation

Earnings for Banco Inbursa
US GAAP
Net Profit

	2005 mill USD	2005 mill USD
Net Profit CNBV GAAP	**95.3**	**95.3**
Adjustments by Monetary Position	57.2	95.3
Adjustments by Deferred Losses	39.5	(5.2)
Others	0.3	2.9
Net Increases	97.1	88.7
Net Profits US GAAP	**192.4**	**204.3**

During 2005 and under US GAAP, Banco Inbursa obtained yields of 103.44 billion MXP compared to 135.72 billion MXP compared to the previous year. This result can be explained mainly because of the negative impact resulting from the long term fixed rate position compensated by a significant increase in the financial margin during the period. The net profit under US GAAP in US dollars was $192.4 billion USD compared with $204.3 billion USD from the previous year. The difference in the result of the CNBV and US GAAP is due mainly to the adjustments in the deferred taxes and the monetary position.

To December 2005, the financial margin was $352.4 billion MXP, which meant an increase of 112% than the one obtained the previous year. It is important to underscore that this earnings were accomplished despite a 2.4% decrease in the loan portfolio and may be explained by the change in the portfolio composition in MXP, which at the close of 2005 represented 72% of the total portfolio compared with 60% recorded in 2004.

	2005 mill USD	**2005 mill USD**
Net Worth **CNBV GAAP**	2,246.0	2,080.8
Adjustments by Intermediation	0.0	0.0
Deferred Taxes	(169.6)	(200.3)
Derivatives	4.9	0.0
Others	(22.0)	(53.5)
Net Worth US GAAP	**2,059.3**	**1,827.0**

At the close of 2005, Banco Inbursa's net worth was $2.0593 billion US dollars under US GAAP, while under the CNBV rules it totaled $2.246 billion of US dollars, 253.8 million US dollars more. The difference may be explained by the deductions of the differed taxes in the amount of $169.6 million US dollars.

*The figures have not been audited and were filed under generally accepted accounting principles in the United States of America (US GAAP).

Banco Inbursa's loan portfolio decreased by 2.4% when compared to the earnings of the previous year and totaled 55.5826 billion MXP at the close of December 2005 ($55.075 billion MXP consolidated). This result was caused by a 4.7% fall in the commercial loan portfolio, partially compensated by a significant increase in the loan portfolio for consumables and mortgages of $18% and 52% respectively.

The receivables for the year was $4335.8 billion MXP, which represents a 0.8% index of receivable (lowest in the market). It is important to underscore that in terms of commercial credits, the total balance of the loan is taken into consideration as receivables as of the first day it is past due.

During 2005, preventive reserves for $881.0 billion MXP were created. This permitted an accumulation of $7.450 billion MXP or 13.4% increase from the previous year. This figure equals coverage of 17.1 more times to the receivables.

Coverage	
Inbursa	**17.1**
Market Average	**2.4**

Past Due Index	
Inbursa	**0.8%**
Market Average	**1.8%**

Financial Margin	
(Billion MXP)	**Increase of 111.9%**
2004	**166.29**
2005	**352.42**

Deposit of Retail Inbursa CT
(Billion MXP)

2004	**13.927**
2005	**20.093**

Regarding deposits payable immediately registered a significant increase equivalent to 40% during the year; representing close to 50% of the total deposits. This result can be explained by an increase in the deposits of the Inbursa CT account for individuals, which represented 83% of the total deposits.

Bases for Deposits

2004		**2005**	
PRLV	65%	**PRLV**	46%
Bank Loan	5%	**Bank Loans**	4%
Deposits Payable Immediately	30%	**Deposits Payable Immediately**	50%

Banco Inbursa is one of the best capitalized banks in Mexico. Its capitalization index is 23.3%. This is a favorable outcome when compared to the market average, which is 14.3%. Besides proving its soundness, this indicator proves the Bank's capacity to participate in the Mexican credit market.

BANCO INBURSA'S SUBSIDIARIES

Afore Inbursa

At the end of 2004, in order to reduce the costs of commissions of the subsidiary bases in the sector, the authorities amended the regulation regarding the affiliation. It basically consisted of the power for any affiliate to change pension funds provided that the new pension fund has lower commissions that the current one. Said legislative change together with an increase in the sale force of 8,513 financial advisors in December 2004 to 10,022 at the close of 2005 allowed for a significant growth to the more numbers of affiliates of Afore Inbursa (Inbursa's pension fund) in its history.

Affiliates*

2003	2,120,961
2004	2,510,861
2005	3,252,331

During this year, the number of affiliates was 3,252,331 equivalent to 2.9% more than the previous year. Consequently, this increase reflected upon the administered assets which reached $620.087 billion MXP; registering a 54% increase during the year despite a market participation from 8.1% to 10.6%.

Commission Equivalents

Afore	%
Inbursa	1.53%
Market Average	2.82%

Source: Consar

Accumulated Balance Marker*
[See table on page 30 of the original Spanish text]

The Accumulated Balance Marker issued by CONSAR in September 2001 shows the percentage of assets that an affiliate does not earn because it is not in the best afore. Afore Inbursa registered the best accumulated balance per affiliate from the moment such marker was launched.

In this regard, the income from commissions showed an increase of 33.5% in order to become $640.9 millon MXP. Notwithstanding the foregoing, Afore Inbursa's net profit was affected negatively by the major cost of acquisition related with the commercial strategy of increase. Thus, Afore Inbursa reached a net profit of $4.4 million of MXP compared to $111 million in 2004.

Administered Assets (constant million MXP to Dec. '04)		**Net Worth* (constant million MXP to Dec. '04)**	
2003	30,600.76	2003	755.4
2004	40,148.40	2004	865.9
2005	62,008.70	2005	687.3

*All amounts set forth in the foregoing statistics refer to figures that have not been audited.

Sinca Inbursa

During 2005, a recomposition Sinca Inbursa's investment portfolio was carried out. In July, the position of Televisa's CPOs were disincorporated. Later in September the sale of Sinca's interests in CIE Las Américas was announced. Said transaction was valued in $990 million MXP. Moreover, in November the sale of interests in Ferrosur was announced, which was equivalent to 33% of the total shares to Infraestructura y Transportes Ferroviarios, S.A. de C.V., a subsidiary of ITM (Infraestructura y Transportes México, S.A. de C.V.) that at the same time is a subsidiary of Grupo Mexico. This transaction was for an amount of $1.086 billion MXP. Afterwards, Sinca Inbursa acquired 8.3% of ITM, which still awaits the authorization by COFECO.

Lastly, in October 2005, the purchase of 25% of Concesionaria Vuela Compañía de Aviación, S.A. de C.V.'s capital was announced. Said company owns an airline that initiated operations at the beginning of March 2006 under the commercial name of Volaris. Sinca Inbursa joins Grupo Televisa, Grupo TACA and Discovery Americas, investment fund in this investments. Futhermore, in December 2006 Sincar Inbursa entered into a promotion agreement with Quality Films, S.A. de C.V.

The total investment portafolio for Sincar Inbursa at the close of 2005 totaled $1.6259 billion MXP, thus cornering the market and keeping its commitment with the talent of Mexican entrepreneurs in search of continuous opportunities that allow participation in the growth and development of Mexico by supporting high-yielding projects.

Investments by Sector

Transportation 83%
Entertainment 2%
Communications Media 13%
Others 2%

Sinca Inbursa's investments are registered at acquisition value and their contribution to the results is calculated by the ownership method. This method takes into consideration payment, as the case may be, of the commercial credit.

Sinca's investments during the fiscal year 2006 include:

a) The acquisition of 30% shareholding interest of the capital stock of Argos Communication, S.A. de C.V.
b) The subscription of an increase to the capital stock of Pure Leasing, S.A. de C.V.

Seguros Inbursa

	Jan-Dec '05 mill USD	Jan-Dec '04 mill USD	Variation %
Net Profit **CNSF GAAP**	73.4	59.6	23.1%
Reserve Adjustments	4.6	6.7	-30.7%
Investment Adjustments	(48.5)	25.5	-290.5%
Deferred Taxes	5.1	(6.0)	-15.0%
Deferred Acquisition Cost	(17.1)	(3.4)	401.1%
Monetary Position Adjustments	(36.0)	(45.9)	-21.4%
Others	133.8	48.6	175.2%
Net Increase	31.7	25.5	24.4%
Net Profit **US GAAP**	**105.1**	**85.1**	**23.5%**

Seguros Inbursa and Patrimonial Inbursa reported combined profits equivalent to $781 million MXP at the end of 2005, 13.7% more than 2004. Pursuant to US GAAP, Seguros Inbursa and Patrimonial's net profit was $105.1 million dollars; $31.7 million dollars more than the figure *obtained by using CNSF's accounting principles. The difference between the results by US* GAAP and the CNSF rules in 2005 may be explained fundamentally by the reinvestment of $138.4 millions USD originating from equity reserves and other adjustments as well as total deductions for $106.7 millions of dollars from the investments, deferred taxes, deferred cost of acquisition and others.

	2005 mill USD	2005 mill USD
Net Worth **CNSF GAAP**	295.9	245.8
Asset Adjustments	50.5	57.9
Deferred Acquisition Cost	68.3	60.8
Fixed Assets	(41.1)	(35.8)
Others	23.3	32.9
Reserve Adjustments	444.3	383.7
Deferred Taxes	(236.8)	(247.4)
Others	27.6	46.5
Net Increase	285.6	240.7
Net Worth **US GAAP**	**581.5**	**486.5**

Pursuant to US GAAP, Seguros Inbursa and Patrimonial Inbursa's combined net worth was $581.5 million dollars, compared to $295.9 million dollars obtained by using CNSF's accounting principles. This difference may be explained fundamentally by a complete positive effect of $522.4 million dollars under sections on adjustments to assets, reserves and others, compensated by a deduction of $236.8 million dollars from adjustments to deferred taxes.

Seguros Inbursa and Patrimonial Inbursa's combined premiums totaled $91.544 billon MXP, which meant a 2.4% drop in 2005 when compared to the previous year. This reduction was the result mainly of a strong competition in the car industry during this year, whose repercussions included reducing the premiums in this section of the market by 7.2%. However, offering of products at competitive prices contributed to the Seguros Inbursa's achievement to increase its client base by 5.6%. At the close of 2005, Seguros Inbursa reported 403 thousand cars.

In this regard, the business activities that registered an annual growth were: Life and Accidents and Illness with growth rates of 18.1% and 14.6% respectively

Itemization of the Total Premiums Per Line of Business (2005)

Acc. & Ill.	14%
Damages	28%
Car	23%
Life	35%

Total Premiums

(million MXP constant to Dec. '05)

2004	9,380.9
2005	9,156.4

Selected Indicators*

INDICATORS	2005	2004	MARKET AVERAGE Dec ´05
Investments/Assets*	84.2%	90.3%	74.5%
Investments/Reserves*	1.08	1.41	0.98
Reserves/Premiums*	3.16	2.72	2.17
Combined Index*	93.7%	91.7%	99.3%

*Includes pensions.

The combined index for both insurance businesses, which is the cost of operation, acquisition and accidents regarding the withheld premiums, was 93.7% compared to 91.7% recorded the previous year.

*Includes Patrimonial Inbursa

	Jan-Dec ´05 mill USD	Jan-Dec ´04 mill USD
Net Profit **CNSF GAAP**	55.2	236.4
Reserve Adjustments	6.2	3.0
Investment Adjustments	9.6	(205.3)
Deferred Taxes	(18.2)	97.3
Deferred Acquisition Cost	0.1	(12.2)
Monetary Position Adjustments	45.3	62.8
Others	(32.8)	(94.1)
Net Increase	10.1	39.8
Net Profit **US GAAP**	**65.3**	**276.2**

At the close of 2005, Pensiones Inbursa reported $586.7 million dollars in profits, compared to $27.231 billion MXP reported the previous year. This reduction was caused mainly by less contribution in the profits of the subsidiaries from the split of Ideal in June 2005. As a result of the split, the net worth of Pensiones Inbursa was reduced from $97.483 billion MXP to $24.999 billion MXP.

	2005 mill USD	2004 mill USD
Net Worth **CNSF GAAP**	235.1	846.1
Investment Adjustments	132.8	376.1
Reserve Adjustments	175.4	157.9
Deferred Taxes	(94.2)	(194.6)
Others	(101.1)	(231.4)
Net Profit	112.9	108.0
Net Worth **US GAAP**	**348.0**	**954.1**

Pursuant to US GAAP, Pensiones Inbursa's net worth was $348 million dollars, compared to $235.1 million dollars earned by using CNSF's accounting principles. This result may be explained fundamentally by the positive effect of $308.2 million dollars from investments and adjustment to the reserves compensated by deductions equivalent to $195.3 million dollars were made from deferred taxes as well as adjustments.

*The figures have not been audited and were filed under generally accepted accounting principles in the United States of America (US GAAP).

Significant Numbers

mill Ps	**2005**	**2004**
Total Premiums	577.2	563.6
Reserves	230.4	251.5
Acquisition Costs	(49.5)	(19.2)
Technical Loss	(460.2)	(455.9)
Investment's Results	1,020.2	985.3
Net inflationary profits	(482.1)	(723.7)
Subsidiaries' Ownership*	294.3	2,364.9
Net Profit	586.7	2,723.1
Assets	16,164.5	23,148.8
Investments	16,043.8	22,974.0
Reserves	13,500.4	13,258.8
Net Worth	2,499.9	9,748.3

***Promotora Inbursa**

Operadora Inbursa

The funds managed by Operadora Inbursa totaled $32.083 billion MXP. This represents a 29% increase regarding 2004.

Debt Securities
(Fixed Income)

Dinbur $3.6 trill MXP

Gov. Bond (T. Real) 31%
Gov. Bond (T. Nomninal) 39%
CD's 30%

Inburex $8.6 trill MXP

Gov. Bond (T. Real) 8%
Gov. Bond (T. Nomninal) 63%
CD's 29%

Shares, Bonds and Money Market
(Fixed Income)

Fondo Inbursa $5.0 trill. MXP		Fondo Inbursa $5.0 trill. MXP		Fonibur $8.4 trill MXP	
CD's	74%	Shares	74%	Shares	65%
Gov. Bonds	26%	Gov. Bonds	26%	Gov. Bonds	35%

I

Investment funds in debt securities (Inburex), which totaled $8.592 billion of MXP, had a 9.01% average annual yield. This translated into 216 points over those obtained by the market average.

Furthermore, the variable income funds managed by Operadora Inbursa (Fonibur) with a portfolio equivalent to $9.640 billion of MXP registered a 24.7% yield, which represented 419 percentage points more than the market's average.

Annual Average Yield in dollars from March 31, 1981 to December 31, 2005



2.8%
8.5%
10.1%
14.8%
21.9%
Inflation
Cetes
Dow
BMV
Fund

Annualized Yield from January to December 2005

FUND	Annualized Yield	
	Inbursa	Average Market
DINBUR	8.56%	5.62%
INBUREX	9.01%	6.85%
INBURSA	20.41%	20.51%
FONIBUR	24.70%	20.51%
IGLOBAL	32.26%	20.51%

Inversora Bursátil's Results

In 2005, Inversora Bursátil reported profits of $313 million MXP, compared with $358 from the previous year. It is important to underscore that in 2004, Inversora Bursátil had a significant participation in two of the most important corporate restructuring of the last years that have been carried out in Mexico (ICA and Desc).

During 2005, Inversora Bursátil placed $91.790 billion MXP in short-term stock market certificates, $3.609 billion MXP in long-term stock market certificates and $47.771 billion in commercial paper.

The assets in deposit registered an increase equivalent to 35.2% in order to be placed at $964.8 billions of MXP.

Notwithstanding the dividend payment of $10 million MXP, Inversora Bursátil's net worth increased 27% this year. Said net worth increased from $1.140 billion MXP at the close of 2004 to $1.443 billion MXP in 2005.

Fianzas Guardiana Inbursa's Results

In 2005, Fianzas Guardiana Inbursa reported premiums for $446.2 million MXP compared to 158.1 million MXP. This figure is equivalent to an increase of $60.2 million than those of 2004; thus, totaling $386 million MXP.

In 2005, Fianzas Guardiana Inbursa reported profits for $191.6 million MXP compared with $240.2 million pesos obtained during the same period the previous year.

3.4.1 Operation Results

This section is completely set forth in section 3.4 "Comments and Analysis of the Administration about the Issuer's Operation Results and Financial Situation".

3.4.2 Financial Situation, Liquidity and Capital Resources

This section is completely set forth in section 3.4 "Comments and Analysis of the Administration about the Issuer's Operation Results and Financial Situation".

3.4.3 Internal Control

In compliance with the effective rules of internal control and general legal provisions, GFInbursa and its subsidiaries supervises the corporate area of the internal audit. Such office reviews, analyses, suggests and/or recommends measures to remedy the existing digressions in the daily operations of each company.

Furthermore, the general ordinary shareholders' meeting created an audit committee comprised solely by GFInbursa's independent board members. Said committee meets quarterly and receives reports from the internal audit department regarding the control and supervision carried out by said area of GFInbursa and the rest of the group's subsidiaries. This is done by evaluating the system for internal control.

It is important to underscore that the Corporate Practices and Audit Committees designated by the shareholders' meeting have met quarterly and have carried out the revision and supervision in their area. Afterwards, said committees submitted a report to the Board. The Board deems that such committees have satisfactorily complied with their objectives pursuant to the recommendations by the Code for Better Business Practices incorporated to the Provisions.

3.5 Critical Accounting Estimates

This section does not apply because GFInbursa has not submitted the critical accounting estimates in order to prepare the financial statements because the administration has not established the premises regarding uncertain aspects in the drafting thereof.

4. Administration

4.1 External Auditors

The firm in charge of the external auditing is Mancera, S.C. It has not changed in the last three years.

It is important to underline that the external auditor is selected by GFInbursa's board of directors in compliance with the current legal provisions and the better corporate practices approved by

the Group. During the last years, the audit committee has recommended the renovation of the designation of Mancera, S.C. as the external audit since the former considers Mancera advisable for GFInbursa and its subsidiaries.

Likewise, it is important to note that during the last three fiscal years, the external auditors have issued their opinions without conditions and have never abstained from issuing their opinion regarding GFInbursa or its subsidiaries' financial statements. Only Seguros Inbursa had a condition in the audit of its 2003 fiscal year derived from the acknowledgement of the differences from the previous fiscal years in the catastrophic risk reserve.

During 2004 and 2005, the external auditors sporadically rendered tax consulting services to GFInbursa or to its subsidiaries; however, the amounts paid for such services are irrelevant.

4.2 Operations with Related Parties and Conflicts of Internal
At the close of the 2003, 2004 and 2005 fiscal years the balances of the relevant operations with related parties were the following:

Banco Inbursa

Millions of pesos with spending power to December 2005	2003	2004	2005	% var 2005 vs 2003	% var 2005 vs 2004
Balance					
LOANS PORTFOLIO	**9,752**	**12,145**	**6,497**	**-33.4%**	**-46.5%**
Permanent Investment in shares					
Sinca Inbursa	1,711	1,824	2,297	34.2%	25.9%
Inbursa Siefore, S.A. de C.V.	714	799	464	-35.0%	-41.9%
Inbursa Siefore Básica, S.A. de C.V.	0	4	167	N.A.	N.A.
Promotora Inbursa	468	699	62	-86.8%	-90.7%
Others	0	15	18	N.A.	-9.2%
TOTAL PERMANENT INVESTMENTS IN SHARES	**2,895**	**3,311**	**3,008**	**3.9%**	**-9.2%**
Deposits					
Seguros Inbursa	**296**	**302**	**66**	**-77.7%**	**-78.1%**
Outsourcing Inburnet, S.A. de C.V.	0	0	8	**N.A.**	**N.A.**
Fianzas Guardiana, S.A. de C.V.	0	1	3	**N.A.**	**N.A.**
Pensiones Inbursa, S.A. de C.V.	0	0	1	**N.A.**	**N.A.**
Others	0	0	1	**N.A.**	**N.A.**
Operations (Administrative Expenses)					
Seguros Inbursa	168	205	255	51.8%	24.4%
Out Sourcing Inburnet	109	60	73	-32.7%	21.7%
Asesoría Especializada Inburnet	1	10	12	1005.8%.	20.0%
Total Administrative Expenses	**278**	**275**	**340**	**22.5%**	**23.6%**

The major expenditures correspond to personnel service, building rental and maintenance.

At the close of the 2005 fiscal year, the balances from the loans granted to related parties represent a lower percentage that the one permitted for these kinds of operation in the LIC.

Seguros Inbursa

At the close of the 2003, 2004 and 2005 fiscal years, the principal operations amongst related parties were generated by investment in shares, operations with derived instruments, commission payments, collection of rents and services, premiums, ect.

Sinca Inbursa	Investments in share	144.7	167.8	178.1
Salud Inbursa	Investments in share	93.5	116.6	119.0
Banco Inbursa	Investments in CDs	305.5	302.0	488.7
	Receivable Income	0.0	1.3	1.1
	Checking Account	0.0	0.0	600.0
	Unsecured Loans	2.5	0.0	0.0
Promotora Inbursa	Investments in share	124.7	121.2	16.1
Autofinanciamiento Inbursa	Investments in share	10.9	10.6	13.1
Afore Inbursa	Various Creditors	0.0	0.0	49.2
Patrimonial Inbursa	Investments in share	53.0	160.6	397.5
Finazas Guardiana Inbursa	Taken Refinancing	0.1	0.0	0.0
Grupo Carso	Investments in share	190.6	275.2	346.2
US Commercial	Investments in share	22.4	21.4	17.4
Telecom	Investments in share	5.1	0.0	0.0
Centro Histórico de la Ciudad de México	Investments in share	46.4	48.6	53.2
AMTEL	Investments in share	105.3	0.0	0.0
Technology & Fund, LLC	Investments in share	9.4	9.1	0.0
Sanborn´s Hermanos	Administration Trust	0.0	128.3	124.4
Radiomovil DIPSA	Various Creditors	0.0	4.9	0.0

Balance

Millions of pesos with spending power of December 2005

	2003	2004	2005
	Assets	Assets	Assets

Balance

Millions of pesos with spending power of December 2005

Company	Concept	2003 Assets (Liabilities)	2004 Assets (Liabilities)	2005 Assets (Liabilities)
Sinca Inbursa	Investments in share	144.7	167.8	178.1
Salud Inbursa	Investments in share	93.5	116.6	119.0
Banco Inbursa	Investments in CDs	305.5	302.0	488.7
	Receivable Income	0.0	1.3	1.1
	Checking Account	0.0	0.0	600.0
	Unsecured Loans	2.5	0.0	0.0
Promotora Inbursa	Investments in share	124.7	121.2	16.1
Autofinanciamiento Inbursa	Investments in share	10.9	10.6	13.1
Afore Inbursa	Various Creditors	0.0	0.0	49.2
Patrimonial Inbursa	Investments in share	53.0	160.6	397.5
Finazas Guardiana Inbursa	Taken Refinancing	0.1	0.0	0.0
Grupo Carso	Investments in share	190.6	275.2	346.2
US Commercial	Investments in share	22.4	21.4	17.4
Telecom	Investments in share	5.1	0.0	0.0
Centro Histórico de la Ciudad de México	Investments in share	46.4	48.6	53.2
AMTEL	Investments in share	105.3	0.0	0.0
Technology & Fund, LLC	Investments in share	9.4	9.1	0.0
Sanborn´s Hermanos	Administration Trust	0.0	128.3	124.4
Radiomovil DIPSA	Various Creditors	0.0	4.9	0.0

Transactions

Millions of pesos with spending power of December 2005

Company	Concept	2003 Expense (Income)	2004 Expense (Income)	2005 Expense (Income)
Banco Inbursa	Administrative Services	(148.8)	(193.7)	(214.4)
	Incomes	(2.4)	(2.4)	(2.2)
	Received Premiums	0.0	(6.3)	(11.9)
	Received Lease	0.0	0.6	0.6
	Sublease	0.0	(2.3)	(2.4)
	Received Commissions	(0.6)	0.0	(24.3)
Inversora Bursátil	Commission by transaction of shares	1.0	1.6	0.2
	Incomes	0.0	0.5	0.5
	Administrative Services	(114.0)	(131.4)	(124.4)
Fianzas Guardiana Inbursa	Incomes and Administrative Services	(11.5)	(10.9)	(11.4)
	Premiums by Paid Guarantees	1.9	0.6	2.7
	Others	(2.2)	(2.5)	(2.4)
Afore Inbursa	Administrative Services	(16.9)	(44.2)	(48.5)
	Incomes	(1.5)	(1.4)	(1.5)
	Commissions Collected	(40.2)	(99.0)	(293.2)
Autofinanciamiento Inbursa	Administrative Services	(6.7)	(10.2)	(9.5)
	Incomes	(0.1)	(0.1)	(0.1)
Out Sourcing Inburnet	Administrative Services	(2.1)	(40.5)	(36.4)
	Premimums Collected	0.0	(0.6)	(0.7)
	Others	0.0	(1.2)	(2.1)
Pensiones Inbursa	Administrative Services	(16.4)	(11.3)	(11.9)
	Incomes	0.0	(0.5)	(0.5)
	Total	**(360.5)**	**(525.8)**	**(793.8)**

Fianzas Guardiana Inbursa

At the close of the 2003, 2004 and 2005 fiscal years, the principal operations amongst related parties were generated by three premiums granted by refinancing, service payment, commissions and rents, ect.

Below is a summary of balances and transactions (results) carried out with related companies.

Balance

Millions of pesos with spending power of December 2005

Company	Concept	2003 Assets (Liabilities)	2004 Assets (Liabilities)	2005 Assets (Liabilities)
Seguros Inbursa	Refinancing on Current Account	0.4	0.2	0.2
Banco Inbursa	Banking Accounts	3.3	1.0	2.5
Promotora Inbursa	Investments in shares	193.4	286.7	26.5

Transactions

Millions of pesos with spending power of December 2005

Company	Concept	2003 Expense (Income)	2004 Expense (Income)	2005 Expense (Income)
Seguros Inbursa	Yielded Premiums	0.0	0.9	0.3
	Incomes and administrative services	11.5	10.9	11.9
	Commissions for Refinancing	(0.1)	(0.3)	0.1
	Premiums	(1.6)	(1.6)	2.4
	Claims	0.3	0.2	0.1
	Paid Insurance	2.0	1.9	1.8
Banco Inbursa	Premiums	(0.0)	(0.0)	0.4
	Products by interests	(0.0)	(0.1)	0.4
	Commissions	0.0	0.0	0.1
	Incomes	(0.3)	(0.4)	0.3
Grupo Financiero Inbursa	Premiums	0.0	(0.1)	0.1
Out Sourcing Inburnet	Incomes	0.1	0.3	0.0
	Real Estate Maintenance	0.1	0.2	0.0
	Total	**12.0**	**11.8**	**17.8**

Inversora Bursátil

At the close of the 2003, 2004 and 2005 fiscal years, the balances of the significant operations with related parties were the following:

Millions of pesos with spending power of December 2005	2003	2004	2005
Indebted Balance	**0.5**	**6.2**	**0.0**
Banco Inbursa	0.5	0.0	0.0
Seguros Inbursa	0.0	6.2	0.0
Credit Balance	**0.2**	**0.0**	**0.0**
Seguros Inbursa	0.2	0.0	0.0

During the 2004 and 2005 fiscal years, Inversora Bursátil rendered control and co-distribution services for the shares to the investment companies managed by Operadora Inbursa. Because of the foregoing, Inversora Bursáti earned annual fees of $1 and $1, respectively during each fiscal year.

During the 2004 and 2005 fiscal years, Inversora Bursátil carried out building leasing operations with Inmobiliaria Inbursa, S.A. de C.V. and was paid $6 and $4, respectively.

Inversora Bursátil contracted Out Sourcing Inburnet's administrative services during the 2004 and 2005 fiscal years for $2 and $3, respectively.

Additionally, Inversora Bursátil hired Seguros Inbursa for consulting services that consisted in supervising and controlling in the administrative, accounting, business, civil, financial, fiscal areas, among others. The latter paid the amount of $131 and $130 respectively for during the 2004 and 2005 fiscal years.

Finally, each one of the GFInbursa subsidiaries renders financial services to companies related to Telmex, America Telecom, America Movil, GCarso, among others.

4.3 board members and Shareholders

GFInbursa's board of directors is comprised of 16 shareholding board members whereby 10 are independent. The shareholders representing at least 10% of GFInbursa's paid-in capital are entitled to appoint one board member. The board members are appointed by the general ordinary shareholders' meeting. They are appointed to perform their duties during yearly periods.

GFInbursa's general ordinary shareholders' meeting during its session held April 13, 2005 appointed the Corporation's current board of directors and the Audit and Corporate Practices Committee thereof, which were comprised pursuant to the terms of the following section Remuneration for board members and Officers.

GFInbursa's Key Officers

CEO: Mr. Marco Antonio Slim Domit, who is also a Board Member of GFInbursa and each one of its subsidiaries.

CFO: Mr. Raúl Reynal Peña

Chief Counsel: Mr. Raul Humberto Zepeda Ruiz

Chief Internal Auditor: Mr. Francisco Loaiza Montaño

Duties of the Board of Directors

The board of directors is the Corporation's collegiate administrative body that is in charge of representing GFInbursa and the direction taken by the business set forth in its corporate purpose with the restrictions established by the bylaws and in the current legal provisions. Likewise, the board of directors has, among other duties, the following:

(i) to establish the Corporation's strategic mission;
(ii) to ensure that the shareholders and the market have access to the Corporation's public information;
(iii) to establish internal control mechanism;
(iv) to guarantee that the Corporation has the mechanisms that allow it to comply with the various applicable legal provisions; and
(v) to frequently evaluate the CEO's performance and that of the Corporation's other high ranking officers.

Authorities of the Board of Directors

The board of directors is in charge of administrating the Corporation's business and therefore, has ample authorities to carry out ownership, administration, lawsuits and collections acts as well as the right to delegate such authorities to third parties.

In order to perform such tasks, the Corporation's bylaws establish the board of directors as a collegiate body endowed with the following authorities:

- Power of attorney for lawsuits and collections, which is granted with all the general and special authorities requiring a special clause pursuant to law;

- Powers of attorney for administration and ownership acts pursuant to paragraphs two and three of Article 2554 of the Civil Code for the Federal District and its correlative Civil Codes for the States in the Mexican Republic and the Federal Civil Code;

- The authority to subscribe all kinds of negotiable instruments provided the purpose thereof is to fulfill the corporate purpose and are issued pursuant to Article Nine of the General Law of Negotiable Instruments and Credit Operations;

- Authority to open and close bank accounts on behalf of the Corporation when it deems necessary, as well as making deposits and transferring money from them and to appoint persons that may make transfers.

- Authority to appoint and remove the Corporation's CEO, officers, attorney-in-fact, agents, employees and external auditors when it deems necessary and grant them authorities and powers as well as determining, as the case may be, their guarantees, work conditions and remunerations;

- Authority to create the offices or committees deemed necessary to assist with the exercise of its duties, setting the rules for the incorporation and operation of said collegiate bodies.

- Authority to confer, amend and revoke general and special powers granted by the meeting, by the board of directors or authorized attorney-in-fact. The board of directors may delegate the authority to confer and amend powers and authorize the attorneys-in-fact who have been conferred said authority and may delegate such to third parties;

- Authority to establish the Corporation's Internal Work Regulation;

- Authority to summon general ordinary, extraordinary or special shareholders' meetings in every case set forth in the bylaws or when deemed necessary to set a date and time for such meetings to be held as well as to execute its resolutions;

- Authority to establish offices for the Corporation in any part of Mexico or aboard, which in case of the latter, it shall need the previous authorization by SHCP;

- Authority to determine the manner in which the votes corresponding to the Group's shares should be issued in the general ordinary or extraordinary shareholders' meetings of the corporations in which it is a majority shareholder;

- Authority to carry out all the acts authorized by the bylaws or that are the consequence thereof.

GFInbursa's Board of Directors

Below are the names of GFInbursa's board members as appointed and/or ratified by the General ordinary shareholders' meeting held on April 20, 2006.

The persons appointed shall continue to occupy their charges until the date of their substitution or resignation

BOARD OF DIRECTORS OF GFINBURSA DEPENDENT MEMBERS		
Name	Title	Type of Member
Mr. Carlos Slim Helú	Honorary chairman for Life	Shareholding Member
Mr. Marco Antonio Slim Domit	Chairman	Shareholding Member
Mr. Eduardo Valdés Acra	Vicepresident	Shareholding Member
Mr. Arturo Elías Ayub	Board Member	Related
Mr. Javier Foncerrada Izquierdo	Board Member	Related
Mr. Héctor Slim Seade	Board Member	Shareholding Member
INDEPENDENT BOARD MEMBERS		
Mr. Antonio Cosio Pando	Board Member	Independent
Mr. Fernando Chico Pardo	Board Member	Independent
Ms. Angeles Espinosa Yglesias	Board Member	Independent
Mr. Agustín Franco Macías	Board Member	Independent
Mr. Claudio X. González Laporte	Board Member	Independent
Mr. Guillermo Gutiérrez Saldívar	Board Member	Independent
Mr. David Ibarra Muñoz	Board Member	Independent
Mr. José Kuri Harfush	Board Member	Independent
Ms. Laura Diez Barroso de Azcárraga de Laviada	Board Member	Independent
MR. Juan Antonio Pérez Simón	Board Member	Independent

It is important to underscore that the above-cited General Ordinary Shareholders' Meeting carried out the classification of the independency of those designated as independent board members and deemed that said persons were apt to perform their duties to which they were designated in the terms of article 26 of the new LMV, published in the DPF on December 30, 2005.

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood
1. First Degree (straight line)
Marco Antonio Slim Domit with
Carlos Slim Helú

Relationship by Blood
2. Second Degree (transversal line)
Arturo Elías Ayub with Marco Antonio
Marco Antonio Slim Domit

Curricula of GFInbursa's board members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 66 years old. He has worked as a high ranking executive and is the Honorary chairman for Life of the following corporations: Telmex, America Movil, America Teleco, GCarso, CGT, and GFInbursa. Furthermore, he is chairman of the board of directors of Ideal and Promotora Inbursa. He is the father of Mr. Carlos Slim Domit, chairman of the board of directors of Telmex, GCarso and GSanborns, of Mr. Marco Antonio Slim Domit, chairman of the board of directors of GFInbursa and of Mr. Patrick Slim Domit, chairman of the Board of Director s of America Telecom and America Movil.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as chairman of the board of directors and CEO of GFInbursa. He is 38 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso, America Movil, CGT, Telmex and Sears Roebuck de Mexico, S.A., among others. He is the son of Mr. Carlos Slim Helú and the brother of Carlos Slim Domit and Patrick Slim Domit.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-president of GFInbursa and CEO of Inversora Bursátil. He is 42 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso, CGT, America Telecom, America Movil and Telmex.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 57 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, GCarso, GFInbursa and several of its subsidiaries Ideal, Promotora Inbursa and GSanborns.

Agustín Franco Macias is a Mechanical Electrical Engineer by the Universidad Anáhuac. He is 67 years old. Additionally, he is a board member of the following companies: Telmex, Centro Histórico de la Ciudad de México, S.A. de C.V: [Mexico City's Historic Downtown], GFInbursa, Promotora Inbursa, Ideal and Grupo Infra, S.A. de C.V., among others.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 65 years old. Since 1995, he has been the Vice-president of Telmex as well as chairman of the board of directors for Sanborns Hermanos, S.A. de C.V. He is a board member for the following companies: CGT, GCarso, GFInbursa and some of its subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomovil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck, S.A. and several of Telmex and GCarso's subsidiaries.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as chairman of the Board of Director for Kimberly Clark, S.A. de C.V. He is 71 years old. He is a Board Member of the following companies: GCarso, CGT, Telmex, GFInbursa, Kimberly Clark Corporation, General Electric Co., Kellogs Co, Unilever; Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A. de C.V., and The Mexico Fund, Inc.

David Ibarra Muñoz has a bachelor's degree in economics and is a Public Accountant by the National Autonomous University of Mexico. He serves as an independent consultant. He is 76 years old. He is a board member of GFInbursa, Promotora Inbursa and Ideal.

Héctor Slim Seade has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Operational Support for Telmex. He is 43 years old. He is a board member of the following companies: GFInbursa and several of its subsidiaries; Ferrosur, S.A. de C.V. and Asociación Mexicana Automovilística, S.A. de C.V. He is the nephew of Carlos Slim Helú.

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations

of Telmex. He is 40 years old. He is a board member of the following companies: Telmex, GCarso, America Movil, GFInbursa, CGT and Sears Roebuck de México, S.A. He is Carlos Slim Helú's son-in-law and Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Javier Foncerrada Izquierdo has a bachelor's degree in business administration from the Universidad La Salle and is the CEO of Banco Inbursa and Arrendadora Inbursa. He is 50 years old. He is the chairman of the board of directors of Afore Inbursa, Inbursa Siefore, Siefore Básica and Salud Inbursa, S.A. and he is a board member of the rest of GFInbursa's subsidiaries.

Antonio Cosio Pando is an Industrial and Information Technology Engineer by the Instituto Tecnológico y de Estudio Superiores de Monterrey (ITESM) and is the CEO of the Compañía Industrial de Tepeji del Río, S.A. de C.V. He is 387 years old. Additionally, he is a board member of the following companies: GFInbursa and several of its subsidiaries, Telmex, Bodegas Santo Tomás, S.A. de C.V., Hoteles Las Brisas, S.A. de C.V., Hoteles Las Hadas, S.A. de C.V., La Suiza, S.A. de C.V. and Sears Roebuck de México, S.A., among others.

Guillermo Gutiérrez Saldivar is a Mechanical and Electrical Engineer by the Universidad Iberoamericana. He is 64 years old. He is the CEO of Equipos Mecánicos, S.A. de C.V. and Board Member of GFInbursa and several of its subsidiaries.

Ángeles Espinosa Yglesias studied Art, Musography and Conservation at La Sorbonne University of Paris, France. She has been involved in philanthropic work at the Museo Amparo, Fundación Mary Street Jenkins, Consejo Mexicano para la Filántropía [Mexican Board for Philanthropy],Consjeo Estatal de la Cultura y las Artes and Fundación del Centro Histórico de la Ciudad de Publa. She is a Board Member of Telmex, GFInbursa and Amma, S.A. de C.V., among others.

Fernando G. Chico Pardo has a bachelor's degree in business administration from the Universidad Iberoamericana. He is 54 years old. Since 1997, he is the founding member and chairman of Promecap, S.A. de C.V. In addition, he is a Board Member of the following companies: CGT; GCarso, GFInbursa and some of its subsidiaries; Sears Roebuck de México, S.A. Grupo Condumex, S.A. de C.V: and GSanborns.

Laura Diez Barroso Azcárraga de Laviada has worked in editorial and publicity areas as chairman of Editorial Eres with such magazine publications such as Tú, Eres, Somos and Eres Novia, among others. Furthermore, she has served as chairman of Editorial Televisa with representation in over 40 publications and in 19 countries. She has also served as consultant in Royal Caribbean International, Pro-Mujer México and in the Executive Committee of the Antigüo Colegio de San Ildefonso and participates in the board of directors of Telmex and the Centro Histórico de la Ciudad de México, S.A. de C.V. She has also worked on philanthropic projects and served as chairman of the Board of the Casa Hogar El Mexicanito.

Furthermore, GFInbursa and its subsidiaries' Executive Offices are occupied by the following officers:

DIRECTORS

Grupo Financiero Inbursa	Marco Antonio Slim Domit Works at GFInbursa since 1992
Afore Inbursa	Sandra Sosa Nasta Works at GFInbursa since 1996
Banco Inbursa **Arrendadora Inbursa**	Javier Foncerrada Izquierdo Works at GFInbursa since 1992
Fianzas Guardiana Inbursa	Alfredo Ortega Arellano Works at GFInbursa since 1991
Inversora Bursátil	Eduardo Valdés Acra Works at GFInbursa since 1986
Operadora Inbursa	Guillermo Robles Gil Orvañanos Works at GFInbursa since 1992
Pensiones Inbursa	Heriberto Lechuga Anaya Works at GFInbursa since 1975
Seguros Inbursa	José A. Morales Morales Works at GFInbursa since 1992

Board members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by GFInbursa's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Corporation's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue that their shares are not registered in the Corporations' ledger according to the current legislation.

Nevertheless and pursuant to the Group's information to April 20, 2006, 5 board members have an equity interest of more than 1% directly or indirectly and 7 shareholders have an individual equity interest of more than 5% of the Group's outstanding capital Stock. Moreover, Mr. Carlos Slim Helú and his close relatives, all Mexican nationals, constitute, directly or indirectly, the Corporation's principle shareholders. Said family's equity interest is approximately 71% of GFInbursa's outstanding capital stock to April 20, 2006. Pursuant to the foregoing, GFInbursa is a financial group that is controlled mainly by Mexicans.

Remuneration for Board Members and Officers

In regard to the total amount representing all of the remuneration and service rendering of any kind that the board of directors earn from GFInbursa, it is important to explain that the General ordinary shareholders' meeting that determines and approves the remuneration that the board members are paid for their work. Such amount must be paid for each Board of Director's Meeting that they attend. During 2005, the payments approved for the shareholders' meeting for each shareholder was $13,800 MXP for GFInbursa. Regarding the subsidiaries, the payment was $4,600 MXP minus the applicable taxes pursuant to the current legislation for each Board of Director's Meeting that they attend.

To best carry out their duties, the Board of Director is assisted by intermediary Committees appointed by the shareholders' meeting. On April 20, 2006, GFInbursa's General ordinary

shareholders' meeting approved the creation of the Business Practice Committee to consolidate the previous duties of the Compensation and Evaluation and the Finance and Planning Committees. Additionally, it appointed nine members of the Corporation's audit committee. Said Committees are comprised completely by independent board members. It meets quarterly and each of its members is paid $6,000 MXP minus the applicable taxes pursuant to the current legislation for each committee meeting that they attend during the fiscal year 2005.

4.4 Bylaws and Other Agreements

Summary of the Amendments made to the Bylaws
Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference.

General Background GFInbursa was incorporated in May 20, 1985 as a variable capital business corporation under the name Promotora Carso, S.A. de C.V: On September 29, 1992 and with the previous authorization by SHCP, the Corporation was transformed into a holding company of a financial group and consequently, its name changed to "GRUPO FINANCIERO INBURSA", S.A. de C.V. It amended its corporate purpose, completely reformed its bylaws and increased its minimum fixed capital stock.

Capital Stock Before the GFInbursa's split, described in section 1.2 of the executive summary, the Corporation's authorized capital stock was 3,134,828,964 series-O shares. Said shares were common, nominative and had a par value of $1.000227731563, representing the fixed portion of the capital stock.

By virtue of the aforementioned split that was approved by the GFInbursa's general extraordinary shareholders' meeting dated May 25, 2005, the Corporation decreased its authorized capital to $2,593,825,262.39. Said reduction of capital did not mean a decrease in the number of issued shares. Therefore, the authorized capital stock was represented by 3,134,828,964 series-O shares. Said shares were common, nominative and had a par value of $0.827421620821, representing the minimum fixed portion of the capital stock.

As a variable capital business corporation, GFInbursa requires a minimum fixed capital and may have a variable capital. Currently, GFInbursa does not have shares that represent the variable portion of the capital stock. Shares may be subscribed by Mexican and foreign investors, except when the latter are in a position of authority or if they are national financial entities when they do not act as institutional investors.

Neither GFInbursa nor its subsidiaries may be shareholders of GFInbursa, notwithstanding the possibility of GFInbursa to acquire its own shares pursuant to the provisions under Article 14B 3, subsection I of the LMV and other applicable provisions.

Amendment to Bylaws in 2004 and 2005 GFInbursa's general extraordinary shareholders' meeting held on April 14, 2005 approved the partial amendment to the bylaws. It amended article 7, 7B, 8, 9, 10, 10 B, 12, 18, 19, 20, 20B, 21, 24, 25, 28, 30, 32, 33 and 34 of the bylaws.

Furthermore, GFInbursa's general extraordinary shareholders' meeting held on April 13, 2005 approved once more the amendments to article 7 of the bylaws in order to extend the applicable rules to the shareholders that purchase, increase or transmit their shares of GFInbursa in an amount greater than 5% of the Corporation's capital stock; and article 34 thereof. Said amendments are subject to approval by SHCP, which is still being awaited.

Below is the complete text of the articles of GFInbursa's bylaws that were amended at the aforementioned general extraordinary shareholders' meeting:

Article Seven. The capital stock is variable. The capital stock shall be comprised of common shares and additional shares.

The common share of the capital stock shall be structured as follows: the fixed capital that cannot be withdrawn shall be $2,593,825,262.39 (two billion five hundred and ninety three million eight hundred and twenty five thousand two hundred and sixty two 39/100 MXP). These shall be represented by 3,134,828,964 (three billion one hundred and thirty four million eight hundred and twenty eight thousand nine hundred and sixty four) common, registered series-O shares, with a par value of $.0827421620821 each one, fully subscribed and paid. The additional capital stock shall be represented by series- L shares that may be issued for an amount equivalent to 40% (Forty percent) of the Corporation's common shares of capital stock previously authorized by the Mexican Securities Exchange Commission.

The series- O shares and "L" need not be subscribed.

Foreign governmental agencies may no own any capital stock. National financial institutes, including those forming part of the Corporation, may not own capital stock other than in their capacity as institutional investors pursuant to Article 19 of the Financial Institution Regulation Law. Other corporations, in which the Corporation has equity, either directly or indirectly, may not be an owner.

Likewise, the members of the group may not own the capital stock of other legal entities, which in turn are shareholders of the Corporation or other participants of the group.

The persons who purchase or transfer more than two percent of the shares of capital stock series-O of this holding company must notify the Department of the Treasury and Public Credit within the following three business days after the corresponding purchase or transfer.

The acquisitions, by any individual or legal entities, of the shares of the Corporation's capital stock shall be governed by the rules below:

For every share acquisition of more than five percent of the Corporation's outstanding capital, a previous authorization in writing by the board of directors shall be needed pursuant to Articles 128, 129 and 130 of the Corporation and Partnership Law. Moreover, an authorization from the Secretariat of the Treasury and Public Credit in accordance to Article 20 of the Law Regulating Financial Groups shall be needed as well.

Acquisitions that are carried out in one or several acts to obtain or increase a shareholder's individual equity interest by a percentage of more than five percent of the Corporation's outstanding capital without the previous authorization by the board of directors may not by registered in the Shareholders' Ledger and the buyer may not exercise their corporate and economic rights inherent to said shares. The exception to requirement to obtaining the board of directors' previous authorization for the shareholders that are individual owners of five percent or more of the Corporation's outstanding capital in such a manner that said shareholders may increase their equity interest freely without requiring the board of directors' authorization. Another exception to the aforementioned requirement are the operations by virtue of which the shareholders who individual own five percent or more of the Corporation's outstanding capital stock transfer all or part of their equity interest of more than five percent by a donation, inheritance or bequest to relatives in direct line without limit to the degree. The foregoing exceptions do not exempt said shareholders from the obligation to file the necessary notices to the competent authorities and in general from complying with the necessary requirements to carry out said acquisitions pursuant to the applicable legal provisions. Acquisitions that violate Article 20 of the Law Regulating Financial Groups cannot be registered in the Corporation's Shareholders' Ledger pursuant to the terms of Article 21 of said law, notwithstanding the applicable sanctions in terms of said legal provision.

In addition to the aforementioned authorizations, the purchase of shares for 30% or more of the Corporation's outstanding capital must fulfill the requirements thereof set forth under Article 20 Financial Institution Regulation Law and the other applicable administrative provisions issued by the Department of the Treasury and Public Credit and/or the Mexican Securities Exchange Commission. The acquisitions that breach the aforementioned provisions cannot be registered in the Corporation's Shareholders' Ledger. Furthermore, the buyer may not exercise the corporate rights inherent to said shares pursuant to Article 21 of the Financial Institution

Regulation Law and the provisions regarding the acquisition of shares of the securities issuers issued by the Department of the Treasury and Public Credit, notwithstanding the applicable sanctions according to the terms of the applicable legal provisions.

In any case, the acquisition of shares that represent the Corporation's capital stock must be subject to the provisions of the Financial Institution Regulation Law, Securities Exchange Law, administrative provisions issued by the Department of the Treasury and Public Credit and/or the Mexican Securities Exchange Commission and any other applicable provisions.

The capital stock shareholders of each series shall be entitled to equal rights and obligations. Each series-O share shall confer one voting right in the Shareholders' meeting. series-O Shares shall have a restricted vote and shall grant a voting right only on issues concerning a change in purpose, merger, split, transformation, dissolution and liquidation, as well as the cancellation of its listing in any stock exchange. Moreover, pursuant to the agreements that may be adopted by the Shareholders' meeting approving its issuance, the series- L shares may transfer the right to receive a preferred and accrued dividend, as well as a dividend higher than the one corresponding to the common capital dividend. These dividends can never be lower than dividend of other series.

The provisional certificates or definitive titles of the shares may cover one or more shares. These shall be signed by two members of the board of directors, whose signatures may be original or sent by fax, pursuant to the terms under Article 125 section VIII of the Corporation and Partnership Law.

Said certificates or titles must fulfill all the other requirements established by the foregoing article. These may have bearer coupons attached to them that are numbered for dividend payments and that contain, in a visible manner, the stipulation referred to by Article 6 and 7 of the Bylaws.

The Corporation may trade its own shares within the stock exchange by the previous authorization from the Mexican Securities Exchange Commission and subject to the provision of Rule 18, section II of the General Rules on Incorporation and Operation of Financial Institutions.

Article Seven B. If a cancellation of an inscription of the Corporation's shares within the Securities Section of the National Share Registry occurs, either due to a request by the Corporation or through the resolution adopted by the Corporation the Mexican Securities Exchange Commission, the shareholders having the majority of common shares representing the Corporation's paid capital stock o having the possibility under any title to impose decisions on the general shareholders' meeting or to appoint the majority of the board of directors members (hereinafter the "Shareholders") shall be obligated to make a public offer before the aforementioned registry cancellation.

The price of the aforementioned public offer must be the higher figure between (1) the share price listed in the Mexican Stock Exchange (the "Stock Price") or (2) the share's net worth according to the last quarterly report filed before the Mexican Securities Exchange Commission and the Mexican Stock Exchange before the beginning of the offer, except when said figure has been amended pursuant to the applicable criteria when the relevant information is determined. In said case, the share's net worth must be taken into account pursuant to the most recent financial information available to the Corporation.

Stock Price means the average price for the volume of operations carried out during the previous thirty days in which the Corporation's shares have been traded, before the offer, during a period of no more than six months. If the shares were traded during less than thirty days, then only the days in which the shares were actually traded will be taken into account. If the shares were not traded during said period, then their net worth shall be taken into account.

If the offer includes more than one series of shares, the aforementioned average must be carried out for each series that shall be cancelled. Regarding public offer of all the shares, the highest Stock Price must be used. During five business days previous to the public offer, the

Corporation's board of directors must state its opinion regarding the justification in the price of the public offer. The former shall taken into account (1) the minority shareholders' interests in order to comply with the provision under Article 16, paragraph two of the Securities Exchange Law and (2) the opinion of the Corporation's audit committee as incorporated pursuant to the provisions under Article 14B, section V of the Securities Exchange Law and Article 20 of the bylaws. If the audit committee's opinion differs from the Board's, then the former should be disclosed. Likewise, if the board of directors uncovers potential conflicts of interest, then its opinion must include another opinion with special emphasis on the safekeeping of the minority shareholders' rights issued by an independent expert chosen by the audit committee.

The shareholders shall not be obligated to carry out the aforementioned public offer for the registry cancellation, if at least 95% of the shareholders owning the Corporation's capital stock agree by means of a resolution adopted by the general shareholder's meeting. Said agreement must contain the registry cancellation approval and that the amount to be offered for the publicly traded shares pursuant to this Article is less than 3,000 shares. In any case, the authorization for the share's registry cancellation shall be subject to the incorporation of a trust for the acquisition of shares set forth in the paragraph below and the notification to the Mexican Stock Exchange about the requested registry cancellation and the aforementioned trust.

During at least six months, the Shareholders must place in trust the necessary capital to purchase at the stock price. The investors' shares that were not placed therein and once the public offer to sell is carried out and before the cancellation of the shares' inscription in the National Share Registry, if the Shareholders do not purchase one hundred percent of the capital stock paid by the Corporation then the relevant information bulletin and the terms and conditions of the aforementioned trust must be published.

The Shareholders' may request the Mexican Securities Exchange Commission to authorize, taking into account the Corporation's financial situation and prospects, the use of a different basis to determine the stock price set forth in paragraph two herein. For purposes above, the Shareholders must submit to the authorities the board of directors' agreement with a favorable opinion by the audit committee. Said agreement must contain the motives that justify the establishment of a different stock price, attached thereto with an independent expert's report that emphasizing the price being proposed in the offer is consistent with Article 16 of the Securities Exchange Law.

Article Eight. The shares issued by the corporation must remain deposited always at any one of the securities deposit institutes regulated by the Securities Exchange Law. Said institute shall not be obligated at any time to deliver said shares to their holders.

The Corporation shall have a shareholders' Ledger that may be kept either by the own Corporation or by a securities deposit institute acting as the Corporation's registering agent. Said Ledger shall contain all of the subscriptions, acquisitions or transmission operations to which the shares of capital stock are subject and will record the previous subscriber or holder and the assignee or buyer.

The Corporation and, as the case may be, the securities deposit institution, acting as a registering agent shall not record within the shareholders' registry according to the provision under Article 128 of the Corporation and Partnership Law, the transfers carried out in breach of Articles 18, 18B 1, 19 and 20 of the Law Regulating Financial Institution and Article 7 of the bylaws. In said cases, the controlling entity or the securities deposit institution must reject the inscription and inform the Department of the Treasury and Public Credit thereof within the following five business days following the date in which they became aware of said transfer.

Article Nine. Only a general extraordinary shareholders' meeting can approve increases in the Corporation's fixed capital. Consequently, said increases shall amend the bylaws.

The increases in the variable portion must be approved by a resolution of the general ordinary or extraordinary shareholders' meeting. In either case, the former must be recorded in the corresponding minutes, unless it refers to increases in stock trading of the Corporation's own shares pursuant to the terms of Article 14 B-3, section I of the Securities Exchange Law. The

instruments granted under the hand and seal of the notary public whereby an increase in the variable portion of the capital is evidenced need not be registered in the Public Registry of Commerce at the Corporation's domicile.

The increase in capital may be carried out in the following manner:

1.- Cash or kind payment by the shareholders; 2.- admission of new shareholders; 3.- capitalization of premiums over shares, previous contributions by shareholders, withheld profits, valuation reserves or revaluations or other net worth entries pursuant to Article 116 and other applicable articles of the Corporation and Partnership Law. In this case, all of the shares shall be entitled to the proportional part corresponding to the amounts that were capitalized.

The shareholders shall have a preferential right to subscribe new shares that are issued with capital stock increases proportional to the number of shares they hold at the moment the increase is ordered.

Said preferential right must be exercised by a written notice addressed to the Secretary of the board of directors. It should be handed in 15 days after the publication of the corresponding notice in the official newspaper of the Corporation's domicile or in a leading newspaper.

If any shares are not subscribed once the term has ended for the shareholders to exercise the aforementioned preferential right, the board of directors may offer said shares to third parties; provided, however, that said shares be offered in the same terms and conditions as offered to the Corporation's shareholders.

New shares may not be issued until the previous ones have been fully paid.

Once an increase in the capital stock has been adopted, whether in the fixed or variable portion, the general shareholders' meeting ordering the increase must determine the terms whereby said increase shall be carried out. The latter must also set forth the amount of the premium that must be paid in excess to the par value for each share.

The shares of the variable portion of the capital stock that are issued pursuant to a resolution by a Meeting must be deposited in the Corporation's treasury. These shall be delivered once their subscription and payment has been made according to the terms set forth by the general shareholders' meeting at the moment of ordering their issuance or by the board of directors at the moment of trading them. The preferential right of the Corporation's shareholders to subscribe the shares pursuant to the terms herein must be respected always. The committee that trades said shares must set forth, as the case may be, the amount of the premium that the subscribers must pay in excess to the par value of each treasury share being offered.

Article Ten. Reductions in the fixed portion of the capital stock shall be made by reimbursements to shareholders or a release of unpaid coupons granted to them pursuant to Article 9 of the General Corporation Law or by absorbing the losses. Said reductions in capital shall be approved by the general extraordinary shareholders' meeting with the corresponding amendment to the bylaws.

The reduction of the capital in its variable portion may be approved by a resolution of a general ordinary or extraordinary shareholders' meeting. In either case, the former must be recorded in the corresponding minutes, other than when the shareholders exercise their right to withdraw or when it refers to a reduction in capital by virtue of purchasing their own shares pursuant to the terms of Article 14 B-3, section I of the Securities Exchange Law. The instruments granted under the hand and seal of the notary public whereby an increase in the variable portion of the capital is evidenced need not be registered in the Public Registry of Commerce corresponding to the Corporation's domicile.

The capital stock may never be reduced to less than the minimum amount required by law.

The reductions to the capital in order to absorb losses shall be carried out proportionally to both the fixed portion as well as the variable portion.

The holder of shares representing the variable capital may exercise his/her right to partially or totally withdraw his/her shares in accordance with the provisions under Articles 220 and 221 of the Corporation and Partnership Law and the following rules:

The right to withdraw must be notified in writing by the shareholder to the chairman or Secretary of the Corporation's board of directors in order for the former to notify the governing body.

The reimbursement of shares being withdrawn shall be made at the amount that is lower: (1) 95% of the share's stock price. This figure is obtained by averaging the price pondered by volume of operations that have been carried out during the previous thirty days in which the Corporation's shares were traded until the date whereby the withdraw would become effective during a period of no more than six months, or (2) the net worth of the shares in accordance to the general balance corresponding to the fiscal year prior to the one in which the withdraw becomes effective and that has been previous approved by the general ordinary shareholders' meeting.

If the number of days that the shares were traded is less than thirty during the aforementioned period, then the days in which these were actually traded shall be taken into account. If the shares are not traded during said period, the shares' net worth shall be taken into account.

The reimbursement shall be immediately payable by the Corporation the day after the general ordinary shareholders' meeting is held. Said Meeting must have approved the general balance corresponding to the fiscal year in which the aforementioned becomes effective.

Article Ten B. Acquisition of the Corporation's own Shares. The Corporation may acquire its shares of capital stock through the Mexican Stock Exchange at market price. The impediment set forth by Article 134 of the Corporation and Partnership Law shall not be applicable; provided that the acquisition is charged to the net equity while said shares are owned by the Corporation or, as the case may be, to the capital stock if it is resolved to convert said them into treasury shares. The foregoing does not need a resolution by the shareholders' meeting.

Each fiscal year, the general ordinary shareholders' meeting must agree expressly on the maximum amount that may be allocated for the acquisition of its own shares. The only restriction thereof is that said amount can never exceed the aggregate balance of the Corporation's net profits, including those withheld. The board of directors must appoint the person(s) responsible for the acquisition and placing of its own shares. While the shares belong to the Corporation, they may not be represented at any shareholders' meeting.

The shares owned by the Corporation or the treasury shares, as the case may be, referred to herein notwithstanding the provisions under the Corporation and Partnership Law, may be traded publicly. There shall be no need for any resolution whatsoever by a shareholders' meeting in regard to the capital stock increase. Moreover, there shall be no need for an agreement by the board of directors concerning the trade of said shares.

The acquisition and trade of shares set forth under said article, reports thereof that must be filed before the general ordinary shareholder's meeting, rules on how to disclose financial information, as well as the manner and terms regarding said operations must be notified to the Mexican Securities Exchange Commission, corresponding stock exchange and the general public. Furthermore, the foregoing shall be subject to the general provisions issued by the Mexican Securities Exchange Commission.

Article Twelve. The board of directors shall be responsible for the Corporation's administration and agency. Said body shall be comprised of at least five members and no more than fifteen members. At least 25% of said members must be independent. Each member shall have an alternate; however the alternates for the independent board members must be also independent. An independent member means a person qualifying as such pursuant to the provisions set forth by the Law Regulating Financial Institutions, Securities Exchange Law and other applicable provisions. The shareholders representing at least ten percent of the

Corporation's paid capital shall be entitled to appoint one board member. The appointment by the minority shareholders may be revoked only when all of the others are revoked as well.

Article Eighteen. The members of the board of directors need not grant a security interest to ensure the fulfillment of their responsibilities unless the Shareholders' meeting that appointed them expressly establishes the obligation.

The minutes prepared for each board of directors' meeting shall be recorded within the corresponding book and shall be signed by the chairman and Secretary, as well as the statutory auditor. If a board of directors' Meeting cannot be held due to the lack of quorum, then an entry must be made in the corresponding corporate book and signed by the Secretary of the Corporation's board of directors.

Article Nineteen. The board of directors' Meetings must be held at the Corporation's domicile or at any other location in Mexico if due to force majeure or an Act of God it cannot be held there.

Article Twenty. The board of directors shall represent legally the Corporation and shall be invested with the following authorities and powers:

To exercise the Corporation's power for lawsuits and collections that requires a special article pursuant to the Law. Therefore, it is conferred without any restriction whatsoever pursuant to Article 2554, paragraph one of the Civil Code for the Federal District and its correlative civil codes for the states in the Mexican Republic and the Federal Civil Code. It shall include but not be limited to the following authorities to file complaints, criminal charges and grant pardons in order to become the plaintiff or assistant in criminal procedures; desist from the actions filed and constitutional relief lawsuits, to settle, submit to arbitration, to propound and absolve interrogatories in order to assign properties, to object or receive payments and execute all other acts expressly set forth by Law, which include representing the Corporation before judicial, administrative, civil or criminal authorities, before labor courts or authorities and the Secretariat of Foreign Affairs in order to enter into agreements with the Federal Government pursuant to the provisions under Article 27, sections 1 and 4 of the Constitution, its Organic Law and its Regulations;

For administration and ownership acts pursuant to Article 2554, paragraph two and three of the Civil Code for the Federal District and its correlative civil codes for the states in the Mexican Republic and the Federal Civil Code.

To subscribe any kind of negotiable instrument pursuant to the terms of Article 9 of the General Law of Negotiable Instruments and Credit Operations;

To open and cancel the Corporation's bank accounts, when it deems advisable, as well as making deposits and transfers thereof and appointing persons who may also make transfers;

To appoint and remove the chief executive officer, officers, attorneys-in-fact, agents, employees and external auditors of the Corporation, when deemed advisable and grant them authorities and powers, as well as determining, as the case may be, their security interests, work conditions and remuneration;

To appoint the bodies and committees deemed advisable or necessary to help and assist in the exercise of duties, setting forth the rules for their incorporation and operation of said collegiate bodies;

To grant, amend and revoke the general or special powers of attorney granted by the Meeting, board of directors or authorized attorney-in-fact. In regard to the granting of powers, the board of directors is authorized expressly to delegate the authority to grant and amend the powers of attorney that the attorneys-in-fact have in turn delegated to third parties;

To establish the Corporation's Internal Labor Regulations;

To summon general ordinary or extraordinary shareholders' meetings for every premise set forth by the bylaws or when deemed advisable. Moreover, they may set the date and time when said Meetings should be held and execute its resolutions;

To establish the Corporation's offices in any part of Mexico or abroad. In terms of the latter, a previous authorization of the Department of the Treasury and Public Credit shall be needed;

To determine the way in which votes must be cast regarding the Corporation's own shares at a general ordinary or extraordinary shareholders' meetings when it is the majority shareholder; and

To carry out all the authorized acts concerning these bylaws or consequences thereof.

Article Twenty B. The Board of Director must have an audit committee that shall be comprised of at least three members and no more than seven. It must be formed by a majority of independent members; amongst which a chairman must be appointed, who is an independent member. The board of directors may appoint a Secretary for said Committee, who may or may not be part of the board of directors or said committee.

One or more of the Corporation's statutory auditors shall be part of the audit committee and they will attend the meetings as guests with a right to give opinions but not vote.

The audit committee's main duty shall be the constant supervision and follow-up of the Corporation's daily operational policies and processes and the fulfillment of all its duties and obligations pursuant to Article 14 B 3, section V of the Securities Exchange Law and other applicable legal provisions.

Furthermore, the audit committee must prepare an annual report about its activities and submit it to the Corporation's board of directors.

The audit committee must hold a meeting every quarter. Extraordinary shareholders' meetings may be held when summoned by the chairman, 25% or more of its members or the board of directors. In order to hold an ordinary or extraordinary meeting of the audit committee at least a majority of its members must be present.

Article Twenty One. The Corporation's supervision committee shall be comprised of at least one statutory auditor appointed by series-O shareholders, and as the case may be one statutory auditor appointed by series-L shareholders. Both shall have an alternate. If there are more series of shares, the appointment of statutory auditors must be carried out at a special meeting for each series of Shares. The provisions regarding general ordinary shareholders meetings established by the Corporation and Partnership Law shall be applicable to said meetings.

Pursuant to Article 14B-3, section III of the Securities Exchange Law, the shareholders entitled or not to vote that represent at least 10 % of the capital stock may appoint a statutory auditor.

The statutory auditors may be shareholders or third parties. They shall have the authorities and obligations set forth under Article 166 of the General Corporation Law and other applicable provisions.

The statutory auditors and alternates shall grant have the same security interests as the Board members and may not withdraw the aforementioned until their term has been approved by the general ordinary shareholders' meeting.

Article Twenty Four. The summons to hold Shareholders' meetings must be made by the board of directors through its chairman, Secretary or statutory auditor.

The shareholders with a right to vote that represent at least 10% of the capital stock may summon a general ordinary shareholders' meeting pursuant to the provisions under Article 184

of the Corporation and Partnership Law. Any shareholder owning one share shall have the same right as set forth by Article 185 of the Corporation and Partnership Law.

Article Twenty Five. The summons for the meetings must be published in the Federal Official Gazette or in a leading newspaper at the corporate domicile. It must be made at least 15 days before the date set for the meeting. The summons must have the agenda and must be signed by the person(s) making them. If made by the board of directors, the summons shall be signed by the chairman, Secretary or Assistant Secretary.

The summons for meetings shall designate the place, date and time in which the meetings must be held. These must be held at the corporate domicile or they shall be null and void, unless there is a case of an Act of God or force majeure. The agenda must list all the issues that will be discussed at the shareholders' meeting, including those under the general section heading.

Since a summons to a meeting is published, the information and documents related to each issue on the agenda must be freely and immediately available. The meetings may be held without a summons when the capital stock is represented completely during the vote.

If all the shareholders are present at a meeting, irrespective of being ordinary, extraordinary or special, then said meeting may resolve any issues regardless of their nature, including those not established in the agenda.

Article Twenty Eight. The minutes prepared at each Shareholder's Meeting shall be recorded in the corresponding corporate book. The chairman and Secretary, as well as any statutory auditor present, shall sign the minutes. If a board of directors' Meeting cannot be held due to the lack of quorum, then an entry must be made in the corresponding corporate book and signed by the Secretary of the Corporation's board of directors.

If for whatever reason the minutes of the meeting cannot be recorded in the corporate book, then these must be formalized before a Notary Public.

Article Thirty. The general ordinary meetings shall be held at least once a year during the first four months after the end of each fiscal year, pursuant to Article 181 of the Corporation and Partnership Law.

A report with the financial information of the Corporation and controlled subsidiaries' must be given to the shareholders pursuant to Article 172 of the Corporation and Partnership Law. The figures of the end of fiscal year must be included.

Article Thirty Two. At the general ordinary meetings, whether held during the first summons or afterwards, the resolutions shall be adopted by a majority of votes representing the shares of common capital stock.

Regarding general extraordinary shareholders' meetings of series- L shares without voting right, whether held during the first summons or afterwards, the resolutions thereof shall be valid if approved by the vote of the shares they represent of at least one half of the capital stock.

Regarding general extraordinary shareholders' meetings of series- L shares have voting rights, whether held during the first summons or afterwards, the resolutions thereof shall be valid if approved by the vote of the shares they represent of at least on half of the capital stock.

Regarding Special Meetings of series- L shares without voting right, whether held during the first summons or afterwards, the resolutions thereof shall be valid if approved by the vote of the shares they represent of at least on half of the capital stock.

The resolutions that are adopted validly by the shareholders' meetings are binding even for those absent or in disagreement, other than the opposition provided under Article 14B-3, section VI, subsection f) of the Securities Exchange Law that established that shareholders with a voting right, even those with a limited or restricted one, that represent at least 20% of the

capital stock may oppose legally the general meetings' resolutions in which they have a vote; provided they fulfill the requirements of Articles 201 and 202 of the Corporation and Partnership Law.

Article Thirty Three. The board of directors members that are shareholders may not vote to approve their accounts, reports or regarding any issue affecting their responsibility or personal interests.

The shareholders representing at least 15% of the capital stock may directly file a civil liability against the officers, provided that the requirements under Article 163 of the Corporation and Partnership Law. Said action may be filed by the statutory auditors and other members of the audit committee as well; provided that when exercising said action that the requirements of the aforementioned Article are fulfilled.

Article Thirty Four. Both the board of directors' Report referred to in Article 30 above, as well as the statutory auditors' Report pursuant to the terms of Article 166 of the Corporation and Partnership Law, must be finished and made available to the shareholders at least 15 days before the Meeting called to discuss them is held. Shareholders shall be entitled to receive a copy of the corresponding reports.

On December 30, 2005, the new LMV was promulgated and published in the Federal Official Gazette to introduce a new legal framework for stock market participants.

The new LMV confers to securities' issuers a term of 180 calendar days as of its effective date to adjust their bylaws to the new provisions. Consequently, GFInbursa must amend its bylaws according to the new LMV no later than on December 2006.

Among the new provisions introduced by the new LMV are:

1. The creation of (a) anonymous corporations that promote investment, (ii) anonymous corporations that promote investment in the stock market, and (iii) anonymous stock exchange corporations;
2. The amendment to the structure and duties of the board of directors of anonymous stock exchange corporations;
3. The substitution of the anonymous stock exchange corporations' statutory auditory for the audit and business practices committees as the new vigilance bodies of the board of directors of the issuers;
4. The establishment of specific duties charged to the above-cited committees;
5. The establishment of a code of conduct for board members, secretary, CEO and directors of the anonymous stock exchange corporations by introducing duties such as diligence and loyalty;
6. The establishment of a code of responsibility for board members and the secretary of the anonymous stock exchange corporations regarding their performance in the issuers; and
7. The establishment of special corporate rules to protect the interests of minority shareholders.

In general, this new legal framework seeks to strengthen the practice of a proper corporate governance that has been introduced into our legal system in the past years in order to protect both the issuers as well as the investing public.

Stock Registry Series-O shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shares issued by GFInbursa must be deposited at all times at S.D. Indeval, S.A. de C.V., Security Deposit ("Indeval"). At all times, the latter shall be obligated to deliver said securities to their holders. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed three business days before the shareholders' meeting is scheduled to be held.

Voting Rights and Shareholders' meetings Each series-O share entitles its holder to one vote in any of GFInbursa's shareholders' meeting. All of the shares issued by GFInbursa belong to the same series and confer the same rights and obligations.

Board of Directors The board of directors shall be comprised of the members appointed by the shareholders' meeting and may never be less than five. Likewise, at least 25% of the members must be independent.

Currently, the number of members appointed is 16, from which 10 are independent members.

Each shareholder or group of shareholders that represent 10% of the series- O shares shall have a right to appoint a member.

Shareholders' meetings General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose.

General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Corporation's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the board of directors' Report regarding the Corporation's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the general ordinary shareholders' meeting once they are held by virtue of the first and ulterior call, the resolutions shall be taken by simple majority of votes of the shares representing the ordinary capital stock. In the case of general extraordinary shareholders' meeting, if held by the first and ulterior call, the resolutions shall be valid if approved by the vote of the shares representing at least have of the Corporation's ordinary capital stock. In order for a special meeting to adopt a resolution, whether during the first or ulterior call, it requires a favorable vote of at least 50% of the outstanding shares.

Pursuant to the LGSM, the holders of 20% of GFInbursa's outstanding capital stock may oppose the resolutions of the general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or Secretary, statutory auditor or any competent judge. The holders of 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any shareholder series-O if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of GFInbursa's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting.

The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are

represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Corporation's shares. They shall obtain said admission by depositing the shares with GFInbursa's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy submitted in the formats drafted by GFInbursa.

Dividends At the general ordinary shareholders' meeting, the board of directors shall submit GFInbursa's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Corporation's distribution of net profits. The LGSM establishes that 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Corporation's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a reserve to purchase their shares from GFInbursa. The remainder of the net profits, if any, shall be available for distribution as dividends.

The holders of the series-O shares shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of GFInbursa's liquidation.

Capital Stock Variations GFInbursa's capital may be increased by additional contributions in cash or kind by the shareholders; admission of new shareholders or through the capitalization of premiums on shares, previous contributions by shareholders, withheld profits, valuation or revaluation reserves or other entries of net worth pursuant to the provisions under Article 116 and other applicable provisions of the LGSM. In this case, the shares shall have a right to a proportional part corresponding to the amounts capitalized.

Generally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely.

By and large, a reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders of pending payments pursuant to Article 9 of the LGSM.

GFInbursa's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Corporation's variable portion may increase or decrease by a resolution of the general Ordinary or extraordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or the acquisition by the Group of its own shares pursuant to the provision under Article 14 B 3, section I of the LMV or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-O shareholder at the moment of increasing the capital has a right of first refusal to subscribe the number new shares in proportion to the number of shares owned at the moment the increase is announced. Said right of first refusal must be exercised by written notification to the Secretary of the board of directors within the following fifteen days after the date of the corresponding notification in the official newspaper of the Corporation's domicile or in one of the major newspapers in such domicile.

If some shares are not subscribed after the term to exercise the shareholders' right of first refusal has expired, then the board of directors may offer said shares to third parties for their subscription and payment; provided, however, that these are offered in the same terms and conditions and that they are not offered at more favorable conditions than those for GFInbursa's shareholders.

Pursuant to the LGSM, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership of GFInbursa's capital stock by foreign investment is regulated by the LRAF, Foreign Investment Law and the Regulation to the Foreign Investment Law. SHCP is in charge of applying the LRAF and the Secretariat of Economics is the agency in charge of applying the Foreign Investment Law.

GFInbursa's bylaws establish that the Corporation has a clause to admit foreigners; therefore it may allow direct foreign investment. To date, GFInbursa is controlled mainly by Mexicans and foreign investment in its capital stock is minimal.

Minimum Fixed and Variable Capital Currently, there are no shares of GFInbursa corresponding to the variable portion of the capital stock or that are outstanding.

Reductions to the variable portion of the capital may be approved by the resolution of the general ordinary or extraordinary shareholders' meeting, as the case may be, except when the shareholders exercise their withdrawal right or when these are due to reductions to the capital as a result of the acquisition of their own shares.

The reductions to capital to absorb losses shall be carried out proportionally both to its fixed portion as well as to its variable portion.

A shareholder of variable portion shares may exercise its right to withdraw part or all of its contribution represented by their shares in accordance with articles 220 and 221 of the LGSM and to the following rules:

1. A right to withdraw must be notified in writing by the shareholder to the chairman or secretary of the corporation's board of directors in order to be notified to said corporate body;
2. The redemption of the variable portion of capital stock shall be carried out at the lesser of (i) 95% of the average share price per volume of the operations quoted in the BMV during the thirty business days before the date in which the Corporation's have been transacted previous to the date in which the withdrawal becomes effective during a period that cannot be more than six months, or (ii) the book value per share according to the balance sheet corresponding to the close of the previous fiscal to that in which the withdrawal must become effective and that has been approved previously by the General Ordinary Shareholders' Meeting.

If the number of days in which the shares were transacted during the period cited in the previous paragraph is less than thirty, the days in which such were in fact transacted shall be taken into consideration. If the shares are not transacted during said period, then the share's book value shall be taken into consideration.

The reimbursement payment shall be demandable to the Corporation on the following day after the General Ordinary Shareholders' Meeting takes place that approved the general balance corresponding to the fiscal year in which the withdrawal must become effective.

Duration Pursuant to the bylaws, the duration of the GFInbursa is indefinite.

Share Repurchase At any moment, GFInbursa may purchase its own shares through the BMV at the prevalent market price. The rules for such operations are set forth in Article 14 B 3, section I of the LMV and in the corresponding chapter of the Provisions. The authorization to purchase the aforementioned shares must be approved by the board of directors, which will appoint the officers responsible for instructing such operation. The shareholders' meeting must establish each year the maximum amount that may be used for such purpose. The funds set forth for said operation can never exceed the total balance of the Corporation's net profits, including the withheld profits.

When purchasing its own shares, the amount of the operation shall be charged to the net worth while said shares belong to the issuer. If resolved to convert such shares into treasury shares, then a resolution by the shareholders' meeting is not required.

Repurchase of the Corporation's Shares in the Case of Registry Cancellation before the RNV If the registry of GFInbursa's shares before the Share Section of the RNV is cancelled, whether requested by the Corporation or pursuant to a resolution adopted by the CNBV, GFInbursa's bylaws and the Provisions require the shareholders controlling GFInbursa shall make a public tender to purchase the shares that were previously owned before the aforementioned registry cancellation.

Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimate price pondered by the volume of the operations corresponding to the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer, except when said value is modified according to the applicable criteria in light of the determination of the relevant information, in which case the share's book value must be taken into account pursuant to the most recent financial information that the Corporation has.

Shareholders' Conflict of Interest Pursuant to LRAF, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Corporation, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to LRAF, any Board Member that has a conflict of interest with GFInbursa must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision shall be liable for damages caused to the Corporation if his or her vote was determinant to adopt the corresponding resolution. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Authorities of the Board of Directors - Decisions Based Upon Personal Interests GFInbursa's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Legal Actions Against Board Members Pursuant to LGSM, legal action may be filed for civil liability against the members of the Corporation's board of directors by resolution of the Ordinary Shareholders' meeting. If an Ordinary Shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15% of GFInbursa's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Corporation and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the audit committee. Any reimbursement for such action shall inure to the benefit of the Corporation and not to the shareholders who filed such action.

Right to Withdraw If an amendment to the corporate purpose, nationality of the Corporation or transformation into another kind of corporation is approved then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from GFInbursa. Such shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. Pursuant to LGSM, the amount that a withdrawing shareholder may receive is equivalent to its equity

interest in GFInbursa's capital stock pursuant to the Corporation's most recent balance sheet approved by a general ordinary shareholders' meeting.

Corporate Rights Conferred by GFInbursa's Shares There is no distinction in the shares representing GFInbursa's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings.

Furthermore, to the best of GFInbursa's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each GFInbursa shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies GFInbursa has Corporate Practices and Audit Committees. As the Corporation's intermediary administrative agencies the Corporate Practices Committee assists the board of directors in the decision-making process regarding payment and evaluation of the directors and officers and the Corporation's finance and planning. Moreover, the Corporate Practices Committee aids in the supervision and vigilance of the systems for internal control and veracity of financial information registered in regard to the Audit Committee.

Restrictions There are no articles within the bylaws or agreements amongst shareholders that limit or restrict GFInbursa's administration or its shareholders in any manner whatsoever.

5. Stock Market

5.1 Shareholder Structure
To December 31, 2005 GFInbursa had 3,134,828,964 authorized series-O shares. Each of these shares is common, normative and with a par value of $0.82742162082 MXP with complete voting rights, whereby 3,000,152,564 are outstanding. Currently, GFInbursa does not have shares registered in the RNV; however, till June 2006 GFInbursa quotes 194,341 American Depositary Receipts (ADR's) in the NY Stock Exchange correponding to 941,705 series-O shares.

Furthermore, to December 31, 2005 GFInbursa's ownership in other subsidiaries is the following:

Grupo Financiero Inbursa´s Ownership
Of Subsidiaries
(To December 31, 2005)

	Total Stock (millions of Shares)	GFI Stock (Millions of Shares)	Authorized Capital (Millions of pesos)	Registered and Paid-in Capital (Millions of pesos)	Par Value (pesos)
Pensions	850.00	849.99	1,200.00	850.00	without value
Bank	618.90	618.99	9,000.00	6,189.04	10
Insurance	160.00	159.99	320.00	160.00	without value
Bonds	65.00	64.99	100.00	65.00	without value
Investments	207.80	207.79	331.50	331.50	without value
Operator	603.34	603.33	10.00	10.00	without value
Leasing	32.84	32.84	50.00	37.97	without value
Out Sourcing	0.05	0.05	0.05	0.05	without value
Consulting	0.15	0.15	0.15	0.15	without value

5.2 Shares Performance in the Stock Market

Below is a table with information containing the performance of the shares in the BMV:

a) During the last five fiscal years

	2001	2002	2003	2004	2005
Opening (MXP)	8.594	7.162	6.231	8.852	15.352
Close (MXP)	7.828	6.231	8.852	15.240	17.810
Maximum (MXP)	9.671	8.909	9.106	15.976	20.837
Minimum (MXP)	5.395	5.515	5.515	8.852	14.780
Operating Volume (Thousands of shares)	214,150.4	251,936.4	144,127.8	243,594.9	263,918.4

Source: Invertia

b) During the last two fiscal years

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Opening (MXP)	8.852	10.737	12.261	14.490	15.352	16.496	17.545	18,380
Close (MXP)	10.781	12.142	14.505	15.240	16.273	17.545	18.380	17.810
Maximum (MXP	10.919	12.261	14.713	15.976	17.759	18.449	20.837	18.729
Minimum (MXP)	8.852	10.262	11.778	14.044	15.159	14.780	16.197	15.923
Operating Volume (Thousands of shares)	127,662.4	36,229.5	26,558.6	53,144.4	67,225.2	35,880.0	74,610.4	86,202.8

Source: Invertia

c) During the last six months of 2004

	Jul-05	Agu-05	Sep-05	Oct-05	No-05	Dec-05
Opening (MXP)	17.545	18.080	16.943	18,380	16.316	16.316
Close (MXP)	17.967	16.755	18.380	16.316	16.316	17.810
Maximum (MXP)	18.675	18.449	20.837	18.429	16.945	17.839
Minimum (MXP)	16.943	16.197	16.717	16.218	15.923	16.839
Operating Volume (Thousands of shares)	16,563.3	19,237.1	38,809.5	43,004.7	29,308.0	13,890.1

Source: Invertia

Additionally, the information chart below has been included to show performance by GFInbursa's shares per volume of operation and market price annually, quarterly and monthly, respectively:



a) Annual
Operating Volume
214,150.4
251,936.4
144,127.8
243,594.9
263,918.4
2001 2002 2003 2004 2005
Fuente:
Price per Share
2001 2002 2003 2004 2005
Cierre (Ps) Máximo (Ps) Mínimo (Ps)
b) Quarterly
127,662.4
36,229.5
26,558.6
53,144.4
67,225.2
35,880.0
74,610.4
86,202.8
1T04 2T04 3T04 4T04 1T05 2T05 3T05 4T05
Fuente:
1T04 2T04 3T04 4T04 1T05 2T05 3T05 4T05
Cierre (Ps) Máximo (Ps) Mínimo (Ps)
c) Monthly
16,563.8
19,237.1
38,809.5
43,004.7
29,308.0
13,890.1
Jul-05 Ago-05 Sep-05 Oct-05 Nov-05 Dic-05
Fuente:
Jul-05 Ago-05 Sep-05 Oct-05 Nov-05 Dic-05
Cierre (Ps) Máximo (Ps) Mínimo (Ps)

6. Persons in Charge

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, CFO and Chief Counsel

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Securities-Market Participants," published in the Federal Official Gazette on March 19, 2003:

"We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

México, Federal District. June 30, 2006

[Signed]
Marco Antonio Slim Domit
CEO

[Signed]
Raul Reynal Peña
CFO

[Signed]
Raul Humberto Zepeda Ruiz
Chief Counsel

6. Persons in Charge

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

External Auditor

Pursuant to subsection 1.2, item b) of Article 33 of the General Provisions Applicable to Securities Issuers and other Stock Exchange Participants published in the Federal Daily Gazette on March 19, 2003 and exclusively regarding the information about the audited financial statements in accordance with numeral 3, item a), subsection I of the aforementioned article, as well as any other financial information that is included herein whose source is from the audited financial statements:

I hereby state under oath that the financial statements for Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries to December 31, 2005 and 2004 contained in this annual report were audited according to the generally accepted accounting principles. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err.

Mexico, Federal District, June 23, 2006

José Luis Garcia Ramírez
External Auditor

ANNEXES

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Balance Sheets

(In millions of Mexican pesos with purchasing power at December 31, 2005)

(Notes 1 and 2)

	December 31	
	2005	2004
Assets		
Cash and cash equivalents (Note 6)	**Ps. 12,848**	Ps. 10,218
Investment in securities (Note 7)		
Instruments for trading	**5,271**	18,249
Available for sale	**-**	2
Held to maturity	**3,236**	3,277
	8,507	21,528
Securities and derivatives		
Debit balances under repurchase agreements (Note 8)	**151**	21
Derivatives (Note 9)	**3,864**	1,465
	4,015	1,486
Performing loan portfolio (Note 10)		
Commercial loans	**49,504**	51,947
Loans to financial entities	**1,085**	833
Consumer loans	**3,429**	2,962
Home mortgage loans	**858**	588
Loans to government entities		-
Total performing loan portfolio	**54,876**	56,330
Past-due loan portfolio (Note 10)		
Commercial loans	**295**	331
Loans to financial entities	**-**	-
Consumer loans	**88**	7
Home mortgage loans	**53**	10
Total past-due loan portfolio	**436**	348
Total loan portfolio	**55,312**	56,678
Preventive provision for credit risks (Note 11)	**(7,450)**	(6,542)
Loan portfolio (Net)	**47,862**	50,136

	December 31	
	2005	2004
Liabilities		
Traditional deposits (Note 16)		
Demand deposits	**Ps. 24,125**	Ps. 17,176
Time deposits	**22,116**	37,820
	46,241	54,996
Interbank and other borrowings (Note 17)		
Demand deposits		
Short-term	**1,197**	1,365
Long-term	**947**	1,531
	2,144	2,896
Securities and derivatives		
Credit balances under repurchase agreements (Note 8)	**151**	21
Derivatives (Note 9)	**1,230**	734
	1,381	755
Other accounts payable		
Income tax and employee profit sharing payable (Note 18)	**336**	95
Sundry creditors and other accounts payable (Note 19)	**2,779**	6,392
	3,115	6,487
Deferred taxes (Net) (Note 20)	**981**	898
Deferred credits	**1**	1
Total liabilities	**53,863**	66,033
Stockholders' equity (Note 21)		
Contributed capital		
Capital stock	**12,987**	13,403
Stock premium	**595**	915
	13,582	14,318
Earned capital		
Capital reserves	**2,763**	3,349

	2005	2004
Other accounts receivable (Net) (Note 12)	1,718	3,270
Foreclosed and repossessed property	26	20
Buildings, furniture and equipment (Net) (Note 13)	852	667
Long-term equity investments (Notes 3 and 14)	9,578	17,135
Other assets, deferred charges and intangibles (Net) (Note 15)	599	604
Total assets	Ps. 86,005	Ps. 105,064

	2005	2004
Retained earnings	23,944	32,191
Excess or deficit from restatement of stockholders' equity	(10,035)	(15,423)
Result from holding non-monetary assets derived from valuation of long-term equity investments	(1,064)	(980)
Net income	2,913	5,527
	18,521	24,664
Minority interest	39	49
Total stockholders' equity	32,142	39,031
Total liabilities and stockholders' equity	Ps. 86,005	Ps. 105,064

Memoranda Accounts (Note 26)

	2005	2004		2005	2004

Memoranda Accounts (Note 26)

Transactions on behalf of others	2005	2004
Customers' current accounts		
Customers' banks	Ps. 1	Ps. 2
Settlement of customers' transactions	(124)	(122)
	(123)	(120)
Customers' securities		
Customers' securities received for safekeeping	964,790	713,464
Securities and notes received in guarantee	956	1,055
	965,746	714,519
Transactions on behalf of customers		
Customers' repurchase agreements	57,530	47,469
Total transactions on behalf of others	Ps. 1,023,153	Ps. 761,868

Proprietary transactions	2005	2004
Proprietary memoranda accounts		
Irrevocable lines of credit	Ps. 2,804	Ps. 3,303
Property held in trust or under mandate	197,390	181,649
Property held for safekeeping or under management	787,312	592,653
Other contingent liabilities	388	7,146
Securities delivered for safekeeping	1,418	1,145
	989,312	785,896
Repurchase transactions		
Securities to be received under repurchase agreements	108,373	82,099
Creditors under repurchase agreements	(108,391)	(82,092)
	(18)	7
Debtors under repurchase agreements	108,391	44,779
Securities to be delivered under repurchase agreements	(108,373)	(44,785)
	18	(6)
Total proprietary transactions	Ps. 989,312	Ps. 785,897

Note: The historical capital stock is Ps. 2,594 and Ps. 3,000 at December 31, 2005 and 2004, respectively.

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Income

January 1 through December 31, 2005 and 2004

(In millions of Mexican pesos with purchasing power at December 31, 2005)
(Notes 1 and 2)

	2005	2004
Interest income	Ps. **16,985**	Ps. 11,097
Interest expense	**13,157**	8,365
Monetary position result, net (financial margin)	**(640)**	(1,032)
Financial margin (Note 24)	**3,188**	1,700
Preventive provision for credit risks (Note 11)	**1,289**	1,314
Financial margin adjusted for credit risks	**1,899**	386
Commissions and fees collected	**1,776**	1,763
Commissions and fees paid	**(126)**	(84)
Intermediation (loss) income (Note 25)	**(170)**	1,978
	1,480	3,657
Total operating revenues	**3,379**	4,043
Administrative and promotional expenses	**2,126**	1,779
Operating income	**1,253**	2,264
Other income	**508**	249
Other expenses	**323**	198
	185	51
Income before income tax and employee profit sharing	**1,438**	2,315
Current year income tax and employee profit sharing (Note 18)	**(491)**	(266)
Deferred income tax and deferred employee profit sharing (Note 20)	**(133)**	(615)
	(624)	(881)
Income before equity interest in net income of subsidiaries and associates	**814**	1,434

Equity interest in net income of subsidiaries and associates (Note 14)		**2,071**		4,021
Income from continuing operations		**2,885**		5,455
Discontinued operations, extraordinary items and changes in accounting policies (Note 20)		**28**		78
Consolidated net income		**2,913**		5,533
Minority interest		**-**		6
Net income	**Ps.**	**2,913**	Ps.	5,527

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

January 1 through December 31, 2005 and 2004

(In millions of Mexican pesos with purchasing power at December 31, 2005)
(Notes 1, 2, 21 and 22)

	Contributed capital		Earned capital						
	Capital stock	Stock premium	Capital reserves	Retained earnings	Excess or deficit from restatement of stockholders' equity	Result from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Balance at December 31, 2003	Ps. 13,403	Ps. 915	Ps. 3,264	Ps. 30,741	Ps.(15,423)	Ps.(1,054)	Ps. 2,494	Ps. 43	Ps. 34,383
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2003 to retained earnings and increase in reserve for the repurchase of Company's shares			85	2,409			(2,494)		
Dividends declared as per board of directors' meeting held on April 14, 2004				(959)					(959)
Recognition of comprehensive income (Note 22)									
Comprehensive income									
Adjustment to net income of subsidiaries of year ended December 31, 2003			-	-					-
Net income							5,527		5,527
Result from holding non-monetary assets derived from valuation of long-term equity investments						74			74
Minority interest								6	6
Balance at December 31, 2004	13,403	915	3,349	32,191	(15,423)	(980)	5,527	49	39,031
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2004 to retained earnings				5,527			(5,527)		
Dividends declared as per board of directors' meeting held on April 13, 2005				(918)					(918)
Effect of spin-off as per resolution adopted at extraordinary stockholders' meeting held on September 25, 2005 (Note 14)	(416)	(320)	(586)	(12,856)	5,388	(130)			(8,920)
Recognition of comprehensive income (Note 22)									
Comprehensive income									
Net income							2,913		2,913
Result from holding non-monetary assets derived from valuation of long-term equity investments						46			46
Minority interest								(10)	(10)
Balance at December 31, 2005	Ps. 12,987	Ps. 595	Ps. 2,763	Ps. 23,944	Ps.(10,035)	Ps.(1,064)	Ps. 2,913	Ps. 39	Ps. 32,142

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

January 1 through December 31, 2005 and 2004

(In millions of Mexican pesos with purchasing power at December 31, 2005)
(Notes 1 and 2)

		2005		2004
Operating activities				
Net income	Ps.	2,913	Ps.	5,527
Items not (providing) requiring the use of Company's resources:				
Depreciation and amortization		205		166
Goodwill amortization		-		44
Deferred taxes		133		615
Preventive provision for credit risks		1,289		1,314
Mark-to-market unrealized gains		(548)		(657)
Equity interest in net income of subsidiaries		(2,071)		(4,021)
Discontinued operations, extraordinary items and changes in accounting policies		(28)		(78)
		1,893		2,910
Increase or decrease in items pertaining to operating activities				
Loan portfolio		985		(10,046)
Treasury transactions		13,412		(9,302)
Derivatives for trading		(1,903)		-
Traditional deposits		(8,755)		20,537
Bank loans		(752)		(2,242)
Other accounts receivable; foreclosed and repossessed property; other assets, deferred charges; other accounts payable and deferred credits		(1,653)		2,119
Deferred taxes		(78)		(30)
Resources provided by operating activities		3,149		3,946
Financing activities				
Effect of spin-off		(8,920)		-
Dividends paid		(918)		(959)
Resources used in financing activities		(9,838)		(959)
Investing activities				
Fixed assets and long-term equity investments		9,319		48
Resources provided by investing activities		9,319		48
Net increase in cash and cash equivalents		2,630		3,035
Cash and cash equivalents at beginning of year		10,218		7,183
Cash and cash equivalents at end of year	Ps.	12,848	Ps.	10,218

See accompanying notes.

1. Description of the Business and Relevant Events

a) Description of the business

Grupo Financiero Inbursa, S.A. de C.V. (the Group) conducts its transactions in conformity with the regulations established in the Law Regulating Financial Groups and the General Rules for the Incorporation and Functioning of Financial Groups, as well as the requirements of the Mexican National Banking and Securities Commission (the CNBV or the Commission). The Group is engaged primarily in acquiring and managing the voting shares issued by Group companies. Such shares must represent at least 51% of the paid-in capital of each company.

In conformity with the Law Regulating Financial Groups, the Group is liable alternatively and unconditionally for the liabilities and losses of its subsidiaries (Note 28).

In conformity with the requirements of the CNBV applicable to Controlling Companies of Financial Groups, the accompanying financial statements include the consolidated financial information.

The Group has no personnel of its own; management and control of operations is effected by means of service agreements entered into with its affiliated companies.

A description of the activities performed by the companies in which the Group is the majority shareholder is as follows:

I. Companies regulated by the CNBV

- Arrendadora Financiera Inbursa, S.A. de C.V.

  is an auxiliary credit organization that conducts its transactions in conformity with the regulations established in the Auxiliary Credit Organizations and Activities Act and the general regulations imposed by the Commission. The Company is engaged primarily in leasing all types of personal and real property under financial and operating leases, in terms of the Auxiliary Credit Organizations and Activities Act and regulations.

- Banco Inbursa, S.A.

  is a multiple-type banking institution engaged in providing banking and credit services and acting as a trust company, in terms of the Mexican Credit Institutions Act.

- Inversora Bursátil, S.A. de C.V.

  acts primarily as an intermediary in the trading of securities and currencies in terms of the Securities Trading Act

- Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.

  conducts its transactions in conformity with the Mexican Investment Funds Act, the Mexican Corporations Act and the general regulations imposed by the Commission. The Company is engaged primarily in providing administrative and stock distribution and repurchasing services, as well as administering the portfolios of the investment funds it manages.

II. Companies regulated by the Mexican National Insurance and Bonding Commission (CNSF)

- Seguros Inbursa, S.A.

  is engaged in selling fire, automobile, maritime transportation, civil and professional liability, crop, sundry, individual, group and collective life, accident and health insurance. The Company is also authorized to engage in reinsurance and rebonding business.

- Fianzas Guardiana Inbursa, S.A.

  is duly authorized by the Mexican government to guarantee, for a fee, the fulfillment of contracted financial obligations of individuals or corporate entities to other individuals or corporate entities, public or private. The Company is also liable for the payment of claims arising under bonds extended.

- Pensiones Inbursa, S.A.

  is engaged in life insurance activities that involve exclusively the handling of pension insurance derived from social security legislation. The Company is also authorized to engage in reinsurance, co-insurance and counter-insurance business.

III. Other companies

- Out Sourcing Inburnet, S.A. de C.V.

  is engaged in providing professional, administrative, accounting, information technology and management services exclusively to its affiliated companies.

- Asesoría Especializada Inburnet, S.A. de C.V.

  provides promotional services for the sale of financial products offered exclusively by companies in the Group.

b) Relevant events

During 2005 and 2004, the Group's operations were affected by the following relevant events:

For 2005:

i) Spin-off

In August 2005, the Group concluded a corporate restructuring process, whereby it spun off its equity investment in certain subsidiaries and created a new economic group engaged in making infrastructure investments in Mexico and Latin America. As part of the restructuring, the Group transferred its equity interest in the following companies: Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, to Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. (the newly created company). The spin-off of shares that gave rise to a decrease in stockholders' equity of Ps. 8,920 had no effect in the Group's results of operations.

ii) New accounting pronouncements

- ***Circular Única applicable to banks***

On December 2, 2005, provisions of general application for credit institutions (*Circular Única* or "Sole Circular") were issued in the *Official Gazette* with the aim of updating and compiling into one circular the provisions contained in the circulars formerly issued by the Commission applicable to credit institutions. The provisions include new rules that address principally the following areas:

- The strengthening of internal control system, with related corporate governing bodies responsible for the review of any new internal control procedures.

- The updating of rules related to risk management and capitalization requirements.

- The updating of minimum guidelines to be observed in carrying out its credit transactions.

- Additional requirements for the diffusion of the financial information, as well as additional liability requirements for officers in charge of preparing and subscribing the financial information.

Some of the new provisions established in the *Circular Única* with respect to the adoption of minimum guidelines to be observed in carrying out credit transactions, and the preparation, start-up and completion of the plan to apply internal control provisions must be fully implemented by 2006.

At the time the *Circular Única* went into force, all general rules and provisions, circulars and circulars/official communications, as well as any other secondary administrative standards formerly issued by the Commission or past commissions, with the exception of those circulars related to bank debtors' assistance programs, were revoked.

- Trust operations

On July 11, 2005, Banxico Circular 1/2005 was issued that establishes the rules for banks and other financial institutions to follow in trust operations. Such rules include amendments to the related financial laws published in June 13, 2003.

- Requirements related to recommendations for transactions with securities and derivative financial instruments

On December 15, 2005, provisions of general application were published in the *Official Gazette* that address financial uses and practices as they relate to security and derivative recommendations made by financial institutions. The aim of these new provisions is to establish minimum internal control requirements to be observed by credit and other financial institutions related to these types of recommendations so as to prevent conflicts of interest. These new provisions will take effect on June 15, 2006.

iii) New accounting pronouncements

Effective January 1, 2005, the Group adopted the provisions of Mexican accounting Bulletin B-7, *Business Acquisitions*. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Bulletin B-7 also eliminates the option of amortizing goodwill, requiring instead the evaluation of goodwill for impairment at the end of each year, and provides specific rules related to the accounting treatment of the transfer or sale of net assets between entities under common control.

The adoption of this accounting pronouncement is not expected to have a material effect on the Group's financial position or on its results of operations at December 31, 2005.

In 2005, the Group had no business acquisitions.

For 2004:

i) New requirements related to money laundering

In 2004, changes were made to regulations related to money laundering that specifically address the issue on preventing the financing of terrorism and that broaden the powers of the Ministry of Finance and Public Credit (SHCP) to establish provisions of general application for financial intermediaries to prevent such illicit activities. Highlights of the new provisions are as follows: i) requires financial institutions to identify and report unusual or alarming transactions; ii) broadens the guidelines for identifying customers; iii) requires customers to be classified by risk grade; iv) requires financial institutions to establish a communications and control committee and a compliance officer position.

ii) Collateralized repurchase agreements

As of October 2004, financial institutions began to carry out collateralized repurchase agreements whereby the seller is obligated to provide a guarantee on fluctuations in the value of repurchased securities for those agreements with terms of more than three business days.

iii) Rules for the grading of loan portfolios of multiple-type banking institutions

As of December 1, 2004, new rules went into force related to the methodology for the grading of the loan portfolio that broaden the risk ranges into which the different types of loans the Bank extends are classified.

iv) Accounting pronouncements

New accounting pronouncements issued by the Mexican Institute of Public Accountants (MIPA) went into effect as of January 1, 2004. Such pronouncements, as they apply to stockbrokerage firms, are as follows:

- Mexican accounting Bulletin C-12, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, defines the basic differences between liabilities and equity. Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments. The recognition and subsequent valuation of the components of liabilities and equity of financial instruments is subject to the requirements of previously issued bulletins.

- Mexican accounting Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, defines the rules for the computation and recognition of losses derived from the impairment and the reversal of such assets, of long-lived assets and certain identifiable tangibles and intangibles, which includes goodwill.

- In May 2004, the MIPA issued Mexican accounting Bulletin B-7, *Business Acquisitions*. The observance of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. Bulletin B-7 also eliminates the option of amortizing goodwill and provides specific rules related to the acquisition of minority interest and these types of transactions between entities under common control.

The Group's management has concluded that the adoption of these new accounting bulletins will not have a material effect on the Group's financial position or on its results of operations.

v) Provisions of general application for broker dealers

On September 6, 2004, the Commission issued provisions of general application for broker dealers (*Circular Única)* with the aim of updating and compiling into one circular the provisions contained in its Series 10 circulars, with the exception of those circulars that were issued in conjunction with Banco de Mexico (BANXICO). The new provision related to internal control and risk management, among others, will take effect gradually and must be fully implemented by 2007.

vi) Dynamic solvency testing (minimum guarantee capital)

In conformity with the rules issued by the CNSF, insurance companies are required to assess their capital adequacy in relation to their minimum guarantee capital requirement to identify possible risks that might affect their financial position under several operating scenarios. The dynamic solvency testing should be performed by an actuary, whose report must be presented to the Commission prior to July 31, 2005.

vii) Provisions that include new rules to be observed by the external auditors of non-bank banks, auxiliary credit organizations and money exchange houses

On June 28, 2004, new requirements related to reports and communications were issued in the *Official Gazette* for the purpose of establishing the following: homologation of reports and opinions issued by external auditors on consolidated financial statements issued by multiple-type banking institutions, specifying the contents and scope of the information contained in audit reports and ensuring the independence of external auditors during the course of their work.

2. Accounting Policies and Practices

The financial statements of the Group are prepared on the basis of the accounting criteria established by the CNBV, which include specific rules with respect to the recording, valuation, presentation and disclosure of the Group's financial information. Also, as required by the CNBV, in certain instances, the financial statements were prepared considering the guidelines of generally accepted accounting principles in Mexico (Mexican GAAP).

When reviewing the financial statements, the CNBV has, within its inspection and supervisory powers, the right to demand those modifications and corrections that it considers necessary prior to the publication of such statements.

In certain instances, the accounting criteria used in the preparation of financial statements are at variance with Mexican GAAP as applicable to unregulated entities. The main differences are as follows:

i) Under the CNBV accounting criteria, the unrealized gain or loss on the equity investment in companies in which the Group does not have a controlling interest or over which it does not exercise significant influence is recognized using the equity method, whereas Mexican GAAP requires the use of the restated-cost method.

ii) For Mexican GAAP purposes, foreclosed and repossessed property is treated as a non-monetary item, whereas the CNBV rules requires that foreclosed and repossessed property be treated as a monetary item.

iii) Premiums receivable and payable on repurchase agreements are recorded at their present value, not based on the accrual method.

iv) Under both Mexican GAAP and the Commission's criteria, the assets and liabilities of those companies over which the Group exercises significant influence must be consolidated. However, Commission accounting criteria establish an exception to this rule, as it does not require consolidation of investment funds, companies regulated by the CNSF and non-financial companies, even though the Group exercises significant influence over its subsidiaries.

v) Mexican GAAP requires the identification of embedded derivatives, while Commission accounting criteria does not address this issue. With respect to the valuation of the hedging effectiveness of those derivatives acting as hedges, Commission accounting criteria differ from Mexican GAAP in certain valuation procedures.

vi) Commission accounting criteria establish that the balance of margins related to futures for trading is included as part of the caption Cash and cash equivalents, whereas Mexican GAAP requires that such margins be included in Derivatives.

vii) Companies are not required to eliminate intercompany transactions when using the equity method recognized by the holding company.

viii) Under Commission accounting criteria, the effect of the change in tax rates used to compute deferred taxes is presented in the statement of income as an extraordinary item and not as part of the caption Deferred taxes, as required by Mexican GAAP.

a) Consolidation of the financial statements

The Group is required to consolidate the financial information of those entities of which it holds more than 50% of the voting shares (Note 3), with the exception of its investments in companies regulated by the CNSF, which, in conformity with CNBV regulations, are recognized using the equity method.

The financial statements are prepared based on the grouping of accounts required by the CNBV for financial groups.

Important intercompany balances and transactions have been eliminated in the consolidation, except for those carried out between companies in the insurance and bonding sector, as well as those related to investment funds (SINCA Inbursa, S.A. de C.V.). As specified by the CNBV, transactions conducted between the CNSF-regulated subsidiaries and other companies in the Group, have not been eliminated (Note 4).

Commission regulations require that amounts shown in the financial statements of credit institutions be expressed in millions of Mexican pesos with purchasing power at the latest balance sheet date reported on. Since certain captions of the accompanying consolidated financial statements show balances less than one million Mexican pesos, certain historical or nominal amounts are the same as the amounts restated or, otherwise, are not included in the captions.

b) Use of estimates

The preparation of financial statements requires management to make certain estimates to determine the value of certain assets and liabilities. Actual amounts could vary from these estimates.

c) Recognition of the effects of inflation on financial information

The amounts shown in the accompanying financial statements and in these notes are expressed in millions of Mexican pesos with purchasing power at December 31, 2005, using factors derived from the value of the Investment Units (UDIs). The restatement factor applied to the financial statements at December 31, 2004 was 1.029087, which is similar to the factor calculated using information derived from the Mexican National Consumer Price Index from January 1 to December 31, 2005. The main inflation accounting concepts and procedures are as follows:

Capital stock, retained earnings and capital reserves. Capital stock, retained earnings and capital reserves have been restated from the time capital contributions were made or earnings were obtained, through the latest balance sheet date.

The captions Excess or deficit from restatement of stockholders' equity and Result from holding non-monetary assets derived from valuation of long-term equity investments are restated as additional items in stockholders' equity.

Non-monetary items. Non-monetary items different from stockholders' equity (buildings, furniture and equipment, deferred charges) are shown restated based on the value of the UDI, from the date of purchase to the latest balance sheet date.

Equity investments in subsidiaries. Equity investments in subsidiaries are valued based on the equity method. The difference between their restated values based on the value of the UDI is recognized in the caption Result from holding non-monetary assets in stockholders' equity. This caption also includes increases or decreases determined in other stockholders' equity accounts of subsidiaries different from the current year gain or loss.

Statement of income. The amounts shown in the statement of income are expressed in millions of constant Mexican pesos, based on the factor obtained by dividing the value of the UDI at the end of the year by the value of the UDI in each of the months the transactions occurred.

Monetary position result. Monetary assets and liabilities give rise to gains and losses due to the diminished purchasing power of the Mexican peso. The effect of inflation on the average monetary position of the Group and its subsidiaries is included each month in the statement of income. An analysis of the principal average annual amounts of monetary assets and liabilities considered in determining the monetary position result for the year ended December 31, 2005 is as follows:

	2005		
	Average amount	**Effect on financial margin**	**Effect on other expenses**
Assets			
Cash and cash equivalents	**Ps. 7,090**	**Ps. 1,280**	**Ps. 5,810**
Investments in securities and derivatives	**163,939**	**162,029**	**1,910**
Loan portfolio	**55,042**	**54,079**	**963**
Other assets	**72,258**	**65,606**	**6,652**
	298,329	**282,994**	**15,335**

	2005		
	Average amount	Effect on financial margin	Effect on other expenses
Liabilities			
Deposits	48,341	48,289	52
Interbank and other borrowings	3,173	3,173	-
Securities and derivatives	211,171	211,152	19
Other accounts payable	13,120	-	13,120
	275,805	262,614	13,191
Net long position	Ps. 22,524	Ps. 20,380	Ps. 2,144
Net monetary result	655	593	62
Net monetary position in other subsidiaries	50	47	3
Total monetary position result	Ps. 705	Ps. 640	Ps. 65

Excess or deficit from restatement of stockholders' equity. This represents the accumulated monetary position gain or loss determined at the time the effects of inflation were first recognized.

Accumulated result from holding non-monetary assets. The result from holding non-monetary assets represents the increase in the specific value of non-monetary assets over or under the increase in the value of such assets as measured solely by inflation.

d) Recording of transactions

Transactions related to investments in securities, repurchase agreements and security loans, among others (both proprietary and customer's positions), are recorded at the time agreements are entered into, irrespective of the settlement date.

e) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest at the balance sheet date, similar to market value.

f) Foreign currency transactions

- Buying and selling of foreign currency

Transactions involving the buying and selling of foreign currency are recorded at the contracted price. In the case of the buying or selling of foreign currency, where it is agreed that settlement shall be a maximum of two bank-working days after trade date, such currency is recorded as a restricted liquid asset and a liquid asset disbursement, respectively.

- Foreign currency denominated assets and liabilities

Foreign currency denominated assets and liabilities are recorded at the prevailing exchange rate on the day of the related transaction and are translated using the exchange rate of the date of the financial statements, as published by BANXICO on the immediately following bank-working day. Exchange differences are charged or credited to results of operations under the caption Intermediation (loss) income.

g) Investments in securities

Investments in securities include debt instruments and shares. They are classified based on management's intentions with regard to each investment at the time of purchase. Each classification includes specific rules with respect to the way the investment is recorded, valued and presented in the financial statements, as shown below:

Securities for trading

These instruments are acquired for the purpose of obtaining gains on returns and/or their changes in market value. These investments are initially recorded at cost, plus returns, which in the case of debt instruments, interest is determined using the real interest or straight-line method, and is credited to income as part of the caption Interest income. Securities for trading are valued using the restated prices provided by a price supplier and the related gain or loss is credited or charged to operations under the caption Intermediation (loss) income.

The transfer of this type of instruments to Available for sale or Held to maturity requires express authorization from the CNBV.

Securities available for sale

They refer to cash surplus investments, which are not intended for trading or to be held to maturity. These investments are initially recorded at cost, plus returns, which in the case of debt instruments, interest is determined using the real interest or straight-line method, and is credited to income as part of the caption Interest income.

Such securities are valued at fair value using the restated prices provided by a price supplier authorized by the Commission and the related gain or loss is credited or charged to stockholders' equity. At the maturity date or at the time the instruments are sold, the difference between the selling price and their carrying value is recognized in the results of the year. The mark-to-market adjustment of instruments available for sale reflected in stockholders' equity is reversed against results of operations as a realized gain or loss.

Securities held to maturity

Investments in debt instruments with determined payments due over a period of more than 90 days are acquired by the Group or its subsidiaries with the intention of holding them to maturity. These investments are recorded at cost, plus returns determined using the straight-line method, and are credited to income as part of the caption Interest income.

Transfer of instruments between categories

The transfer of instruments to Held to maturity or Available for sale requires the express authorization of the CNBV.

Dividends

Stock dividends received are recorded recognizing the increase or decrease in the number of shares held and, at the same time, the average unit purchase cost of the shares. This is the same as assigning a zero value to the stock dividend received.

Cash dividends received are recorded by decreasing the value of the related equity investment.

h) Repurchase agreements

In security repurchase agreements, a portion is recorded as an asset and the other portion as a liability, in both memoranda and balance sheet accounts.

At the end of each month securities to be received and to be delivered under repurchase agreements are valued at their fair value based on prices provided by a price supplier. Accounts receivable and payable under security repurchase agreements are valued at the present value of the price at maturity (the contracted price plus the related premium), based on the rate of return on similar securities, whose maturity is equal to the remaining period of the repurchase agreement. The related gain or loss on valuation is included as part of the caption Intermediation (loss) income.

In conformity with Commission requirements, the net debit and credit balances shown in the balance sheets correspond to individual offsetting of the asset and liability positions for each transaction.

Repurchase transactions with collateral must have maturities of more than three business days or when the risk limits established with other intermediaries have been exceeded. Guarantees received in repurchase transactions in which the Group acts as buyer are recorded in memoranda accounts. For transactions in which the Group acts as seller, delivered securities are reclassified to the caption Proprietary securities delivered in guarantee under security repurchase agreements.

At December 31, 2004, for transactions in which the consolidated companies act as buyers, it is not required to provide guarantees, since the risk limits established with other intermediaries have not been exceeded.

i) Derivatives

Derivatives are recorded at the contracted price and are valued using the applicable accounting criteria based on their classification as either for trading or hedging. Highlights of the accounting treatment used for each agreement are as follows:

- **Forwards for trading**

The position in forwards for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the balance sheet as part of the caption Securities and derivatives

The valuation effect resulting from the difference between the contracted price and the fair value is recognized in the statements of income as Intermediation (loss) income. The fair value of forwards is provided by a price supplier.

- **Futures for trading**

The position in futures for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the balance sheet as part of the caption cash and cash equivalents, together with the guarantees provided (margin).

Fluctuations in futures transactions are recognized in results of operations in the caption Intermediation (loss) income. The fair value is obtained based on the related price quotations in the markets where futures are traded: the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer)

- **Forwards and futures for hedging**

In the case of forwards and futures for hedging, the asset or liability position (buying or selling) is recorded at the initial spot price multiplied by the number of units of the underlying asset, which is valued at its fair value, using the same valuation methods or techniques as those used for the primary hedged position, recognizing this effect in results of operations in the caption Intermediation (loss) income. The counter or offsetting asset or liability account is valued at the contracted price.

In addition, the difference between the initial spot price and the counter-account is recognized as a deferred charge or credit, using the straight-line method during the effective term of the agreement.

For presentation purposes, the Group offsets the asset and liability positions, presenting the net result together with the principal position.

In October 2005, the Group stopped using hedging forwards.

- **Swaps**

Swaps for trading and for hedging are recorded at the initially contracted price.

Swaps for trading are valued at their fair value, which represents the present value of anticipated future cash flows to be received and to be delivered, which are projected based on the applicable implicit future rates, discounted by the prevailing market interest rates at the date of valuation. The determined result of this valuation is recognized in results of operations as an unrealized gain or loss.

In the case of swaps used as hedges, both the portion recognized as an asset (flows to be received) and the portion recorded as a liability (flows to be delivered) are valued using the same method as the one used to value the assets and liabilities that are being hedged. The effect of the valuation is recognized in the statement of income in the caption Intermediation (loss) income.

i) Clearing accounts

Clearing account balances refer to the buying and selling of securities pending settlement.

With respect to transactions involving the buying and selling of foreign currency that are not paid for immediately in cash or where settlement is not on a same-day basis, the related amount receivable or payable is recorded in Mexican pesos in a clearing account, until the respective payment is made. The net amount of debit and credit balances in clearing accounts is included as part of the caption Other accounts receivable and Sundry creditors, respectively, in the balance sheet.

k) Loan portfolio and interest earned

Loans granted are recorded as an asset as of the date on which resources are used by the borrower. When payments of principal or accrued interest are not made at the time they are due, the aggregate amount of principal and interest is transferred to the past-due portfolio:

- When the Group learns that borrower has declared bankruptcy in terms of the Mexican Bankruptcy Act or
- When the borrower fails to make payments within the originally stipulated terms, as follows:

    - If the loan is repayable in one single payment of principal and interest and is 30 days or more overdue;
    - If the loan is of principal repayable in one single payment and interest payable in installments and is 90 days or more overdue in the interest payments or 30 days or more overdue in payment of principal;
    - If the loan has principal and interest due and payable in installments and is 90 days or more overdue.
    - If the loan consists of revolving loans and two monthly billing periods or, if applicable, is 60 days or more overdue.
    - If the loan consists of mortgage loans and is 90 days or more overdue.

Overdue loans are transferred back to the performing loan portfolio when there is evidence of sustained payment on part of the borrower of both principal and interest of at least three consecutive installments, or in the case of installments that cover periods in excess of 60 days, when the borrower has made at least one payment.

Interest on performing loans is credited to income as it accrues, irrespective of the settlement date. The recognition of interest is suspended at the time the loan is transferred to the past-due portfolio. Ordinary uncollected interest included in the past-due portfolio is not considered in grading the credit risk since such interest is reserved in full.

l) Preventive provision for credit risks

The Ministry of Finance and Public Credit (SHCP) establishes the rules for credit portfolio grading applicable to credit institutions. The Bank sets up quarterly the preventive provision for credit risks based on the qualitative and quantitative factors for each borrower and by type of credit. A summary of the grading process is shown in Note 11.

As a result of the grading process, any increase or decrease in the preventive provision for credit risks is credited or charged to results of operations, adjusting the financial margin, accordingly.

Loans are written off when collection is deemed to be practically impossible. The collection of loans that have previously been written off is recognized through a credit to the preventive provision for credit risks.

In the case of corporate credits, the Group performs a detailed analysis of the financial position and qualitative aspects of the applicant, and reviews the borrowers' credit history based on reports obtained from credit bureaus.

In the case of consumer, home mortgage and other loans granted to small and medium-sized companies, the Group performs parametric analyses and verifies the borrowers' credit history based on reports obtained from credit bureaus.

The Group has also created specific policies to grant loans based on the product or type of credit requested.

The control of credits starts from the time information is received to the time the credit is repaid in full, passing through a number of filters in the different areas of the Group.

The Group monthly evaluates and follows up on credits by means of regulatory reports issued to meet the requirements of the related regulatory authorities and internal reports with their respective monthly updating.

The Group has established different procedures for the recovery of credits, including loan restructuring negotiations and court-action for collection.

m) Capital and operating leases

- **Capital lease**

Financial leases are accounted for in the portfolio at their underlying amounts. Unaccrued financial income is recorded as a deferred credit.

Guaranty deposits made by customers under capital leases are recorded in Other accounts payable, against which last rental payments are applied. Guaranty deposits are only recognized as revenue for the Group once the leases have expired and when the purchase option has been exercised.

- **Operating lease**

All transactions not classified as capital leases are controlled in memoranda accounts. All rental income under such leases is recognized in the portfolio and is recorded under the caption Accounts receivable using the accrual method. All assets subject to operating leases are recorded as fixed assets.

n) Foreclosed and repossessed property or property received as payment in kind

Foreclosed and repossessed property is recorded at the lower of either the court-awarded value established in the foreclosure or repossession proceedings or the net realizable value of the property. Property received as payment in kind is recorded at the lower of the appraised value of the property or the agreed amount. In conformity with CNBV requirements, foreclosed and repossessed property is classified as monetary items and, accordingly, has not been restated as the rest of the long-lived assets.

o) Buildings, furniture and equipment

Buildings, furniture and equipment are recorded initially at cost and presented in Mexican pesos with purchasing power at the balance sheet date, net of the related accumulated depreciation, which is computed on restated values using the straight-line method, at the related tax rates.

Maintenance and repairs are recognized in the statement of income at the time they are incurred.

p) Long-term equity investments

Equity investments in subsidiaries and other long-term equity investments are recorded initially at acquisition cost and then valued at their net carrying value using the equity method, which consists of recognizing the Group's equity, after purchase, in current year results of operations and other stockholders' equity accounts in the financial statements of the investees. When these companies pay cash dividends, the amount received is deducted from the carrying value of the investments (Note 14).

In those cases where the Group has no significant equity interest, shares are valued at cost and restated based on the value of the UDI. If there is evidence that the realizable value is less than cost, the value of the original investment is written off.

Cash dividends paid by companies are recorded net of the value of the related equity investment.

q) Deferred charges

Deferred charges are recorded at acquisition cost and are restated based on the value of the UDI and amortized at the annual rate of 5% (Note 15).

r) Impairment in the value of long-lived assets

The Group performs annual analyses to determine whether there are indications of impairment in the value of its long-lived assets, tangible or intangible, including goodwill. At December 31, 2005 and 2004, there are no indications of impairment in the Group's long-lived assets.

s) Deposits and borrowings

Liabilities in the form of deposits and borrowings (demand and time deposits and interbank and other borrowings) are accounted for at the underlying amount of the liability. Accrued interest is charged to income using the accrual method at the agreed rate.

Securities included in traditional deposits (demand and time deposits) and that are part of the direct bank deposits are classified and recorded as follows:

- Securities placed at nominal value are accounted for at the underlying amount of the liability. Accrued interest is charged to income;

- Securities placed at a price other than nominal value (with a premium or at a discount) are accounted for at the underlying amount of the liability, while the difference between the nominal value of the security and the amount of cash received is recognized as a deferred charge or credit and is amortized using the straight-line method against income during the term of the security.

Fixed-term deposits made through certificates of deposit (CD's) and notes with interest payable at maturity (PRLV's) at December 31, 2005 and 2004, were recorded at their nominal value (Note 16).

Interbank call money transactions, whose repayment period may not exceed three days, are included as part of the caption Demand deposits. Accrued interest is charged to income using the accrual method. At December 31, 2005 and 2005, the Group has not recorded any balance for this type of transactions.

t) Labor obligations

The revised Mexican accounting Bulletin D-3, *Labor Obligations*, establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits" as well as the rules applicable to employee termination pay for those workers who have not reached the age of retirement due to causes other than restructuring.

- **Termination payments**

Under Mexican Labor Law, the Group is liable for termination benefits accruing to employees who are dismissed in certain circumstances. It is the practice to charge termination payments to costs and expenses of the year in which the decision to dismiss an employee is made.

- **Retirement pension fund and seniority premiums**

Under Mexican labor law, in the case of Group companies which have employees of their own, employees who resign after fifteen or more years of service, as well as those who are dismissed in certain circumstances or the heirs of those who die before such time, are entitled to a seniority premium.

To meet this obligation, at December 31, 2005 and 2004, the Group has set up a reserve based on actuarial computations, following requirements of the Mexican accounting Bulletin D-3, *Labor Obligations*, issued by the Mexican Institute of Public Accountants.

u) Deferred taxes

Deferred taxes are determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the related asset or liability is expected to be realized. Deferred taxes are computed on tax losses to be carried forward. The current year effect is recognized in the statement of income and the cumulative effect is presented, depending on its nature, as an asset or liability. The Group evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered (Note 20).

The effects derived from the change in tax rates must be presented in the statement of income as an extraordinary item.

v) Contingent liabilities and commitments

Liability provisions are recognized whenever (i) the Group has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for their settlement and (iii) the liability can be reasonably estimated.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

w) Assets and liabilities in investment units ("UDIS")

UDI denominated assets and liabilities are presented in the balance sheet at their Mexican peso value at the balance sheet date. The value of the UDI at December 31, 2005 and 2004 was Ps. 3.637532 and Ps. 3.534716, respectively.

x) Memoranda accounts

The Group records and controls in Memoranda accounts all supplementary financial and non-financial information to that included in the balance sheet, mainly with respect to contingent liabilities for the opening of lines of risk exposure due to participation in Banxico's so-called SPEUA interbank payment system (through 2004), the opening of lines of credit agreed with borrowers, securities held for safekeeping or under management valued at fair value and property held under trust agreements (when the Group acts as trustee), as well as asset and liability positions derived from security repurchase agreements.

y) Recognition of interest

Interest on performing loans is recognized and credited to income using the accrual method. Late interest on past-due loans is credited to income at the time the interest is actually collected. Interest on financial instruments is credited to income using the accrual method.

Interest on liabilities is charged to income using the accrual method, irrespective of the date on which it is due and payable.

z) Commission income and expense

Commissions collected and paid are credited and charged, respectively, to income of the year in which the commissions are determined. Commissions are independent of the interest rate charged or paid.

Commissions derived from the management of retirement savings system resources are computed by applying a 0.5% cash flow commission and a 0.5% annual commission on the daily balance of each affiliate's accumulated contributions. Balance commissions are provided for on a daily basis and the accumulated balance is obtained at the end of each month. Cash flow commissions are recognized at the time worker contributions are received.

aa) Intermediation (loss) income

Intermediation (loss) income is mainly derived from mark-to-market valuations of securities, instruments to be received or to be delivered under repurchase agreements, derivatives and foreign currency, as well as the purchase-sale of securities and derivatives for trading, and foreign currency. This caption also includes the effect of translation of foreign currency positions and UDIs.

ab) Goodwill

Goodwill represents the excess purchase price of shares of subsidiaries over the book value of the shares acquired and is restated based on the value of the UDI.

Through December 31, 2004, goodwill was being amortized using the straight-line method over a period of twenty years.

Effective January 1, 2005, the Group adopted the requirements of Mexican accounting Bulletin B-7, *Business Acquisitions*, issued by the Mexican Institute of Public Accountants. As a result, the Group no longer amortizes its goodwill. The adoption of this accounting pronouncement gave rise to an increase in the Group's net income for 2005 of Ps. 158 derived from the proscription of amortization of goodwill. Goodwill is recorded initially at acquisition cost and then restated based on the value of the UDI.

ac) Equity interest in net income of subsidiaries

This caption represents the equity method applied to long-term investments in shares of companies not subject to consolidation.

ad) Comprehensive income

Comprehensive income consists of the net income or loss for the year, plus the result from holding non-monetary assets and the effect of deferred taxes applied directly to stockholders' equity, as well as the effect of minority interest.

3. Consolidation of Subsidiaries

The Group is required to consolidate the financial information of all its subsidiaries in the financial sector, as well as the subsidiaries that provide supplementary or ancillary services. CNBV requirements establish that long-term equity investments in insurance and bonding companies are to be valued using the equity method and, accordingly, they are not subject to consolidation. The Group is a major stockholder in the following companies:

	Equity %	
	2005	2004
Arrendadora Financiera Inbursa, S.A. de C.V.	**99.9999**	99.9999
Asesoría Especializada Inburnet, S.A. de C.V.	**99.9993**	99.9993
Banco Inbursa, S.A.	**99.9996**	99.9996
Fianzas Guardiana Inbursa, S.A.	**99.9999**	99.9999
Inversora Bursátil, S.A. de C.V., Casa de Bolsa	**99.9956**	99.9956
Pensiones Inbursa, S.A.	**99.9999**	99.9999
Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.	**99.9985**	99.9985
Out Sourcing Inburnet, S.A. de C.V.	**99.9980**	99.9980
Seguros Inbursa, S.A.	**99.9999**	99.9999

Highlights of the financial information of consolidated subsidiaries, including intercompany transactions, at December 31, 2005 and 2004 are as follows:

	2005			
	Total assets	**Total liabilities**	**Stockholders' equity**	**Net income**
Arrendadora Financiera Inbursa	**Ps. 374**	**Ps. 301**	**Ps. 73**	**Ps. 15**
Asesoría Especializada Inburnet	**9**	**4**	**5**	**3**
Banco Inbursa	**77,439**	**53,515**	**23,924**	**1,034**
Inversora Bursátil	**1,700**	**257**	**1,443**	**313**
Operadora Inbursa	**581**	**81**	**500**	**219**
Out Sourcing Inburnet	**28**	**9**	**19**	**2**
	Ps. 80,131	**Ps. 54,167**	**Ps. 25,964**	**Ps. 1,586**

	2004			
	Total assets	Total liabilities	Stockholders' equity	Net income
Arrendadora Financiera Inbursa	Ps. 132	Ps. 74	Ps. 58	Ps. 10
Asesoría Especializada Inburnet	3	1	2	1
Banco Inbursa	89,723	65,799	23,924	1,352
Inversora Bursátil	1,323	183	1,140	358
Operadora Inbursa	546	46	500	174
Out Sourcing Inburnet	23	6	17	3
	Ps. 91,751	Ps. 66,109	Ps. 25,641	Ps. 1,898

Highlights of the unconsolidated financial information of CNSF-regulated subsidiaries, including intercompany transactions, at December 31, 2005 and 2004 are as follows:

	2005			
	Seguros Inbursa	**Fianzas Guardiana**	**Pensiones Inbursa**	**Total**
Investments in securities	**Ps. 13,463**	**Ps. 960**	**Ps. 16,044**	**Ps. 30,467**
Debtors	**2,474**	**97**	**5**	**2,576**
Reinsurers and rebonders	**1,692**	**17**	**0**	**1,709**
Other assets	**2,988**	**72**	**115**	**3,175**
Total assets	**Ps. 20,617**	**Ps. 1,146**	**Ps. 16,164**	**Ps. 37,927**

	2005			
	Seguros Inbursa	**Fianzas Guardiana**	**Pensiones Inbursa**	**Total**
Technical reserves	**Ps. 15,077**	**Ps. 210**	**Ps. 12,829**	**Ps. 28,116**
Reinsurers and rebonders	**610**	**7**	**-**	**617**
Other liabilities	**2,173**	**142**	**835**	**3,150**
Total liabilities	**17,860**	**359**	**13,664**	**31,883**
Contributed capital	**988**	**147**	**1,027**	**2,162**
Accumulated earned capital	**1,219**	**448**	**886**	**2,553**
Net income	**550**	**192**	**587**	**1,329**
Total stockholders' equity	**2,757**	**787**	**2,500**	**6,044**
Total liabilities and stockholders' equity	**Ps. 20,617**	**Ps. 1,146**	**Ps. 16,164**	**Ps. 37,927**

	2004			
	Seguros Inbursa	Fianzas Guardiana	Pensiones Inbursa	Total
Investments in securities	Ps. 15,600	Ps. 1,043	Ps. 22,780	Ps. 39,423
Debtors	2,245	68	8	2,321
Reinsurers and rebonders	638	14	-	652
Other assets	264	63	266	593
Total assets	Ps. 18,747	Ps. 1,188	Ps. 23,054	Ps. 42,989
Technical reserves	Ps. 13,478	Ps. 211	Ps. 13,204	Ps. 26,893
Reinsurers and rebonders	391	11	-	402
Other liabilities	2,058	121	142	2,321
Total liabilities	15,927	343	13,346	29,616
Contributed capital	984	146	5,268	6,398
Accumulated earned capital	1,152	460	1,728	3,340
Net income	684	239	2,712	3,635
Total stockholders' equity	2,820	845	9,708	13,373
Total liabilities and stockholders' equity	Ps. 18,747	Ps. 1,188	Ps. 23,054	Ps. 42,989

In the unconsolidated financial statements, the equity investment in these companies has been valued using the equity method, which consists of recognizing the Group's proportional share in the stockholders' equity and in the net income or loss of the investees. The equity investment in subsidiaries is reflected in the balance sheet in the caption Long-term equity investments (Note 14).

4. Related Parties

At December 31, 2005 and 2004, the balance of loans made to related parties represents a percentage within the limits established under the Credit Institutions Act. An analysis is as follows:

a) Balances and transactions with companies regulated by the CNBV and companies that provide supplementary services to the Group

The following balances represent related party transactions, which are included in the Group's assets, liabilities and results of operations. Such balances have not been eliminated in the consolidated financial statements, since the CNBV accounting criteria

prohibits the Group from consolidating the financial statements of the subsidiaries with which the Group conducts these transactions (Note 2 iii).

Balances	2005		2004	
Commissions receivable on investment funds (Note 12)	Ps.	-	Ps.	18
Commissions receivable from Inbursa Siefore (Note 12)		27		18
	Ps.	27	Ps.	36
Deposits	Ps.	70	Ps.	303

Transactions				
Administrative expenses and rentals paid	Ps.	392	Ps.	374

b) Transactions with CNSF-regulated companies

The Group's subsidiaries in the insurance and bonding sector carried out several intercompany transactions in 2005 and 2004, on which they obtained income or incurred expenses. As specified by the CNBV, the financial information of subsidiaries in the insurance and bonding sector is not subject to consolidation. Also, CNBV requirements establish that intercompany transactions must not be eliminated when using the equity method and, consequently, the related balances and transactions have been included in the Group's consolidated financial information. The equity investment in subsidiaries in the insurance and bonding sector has been valued using the equity method and are included in the statement of income under the caption Equity interest in net income of subsidiaries and associates.

Balances	Equity interest	2005		2004	
Equity investments (short- and long-term)					
SINCA Inbursa (held by Seguros y Patrimonial)	21.8200%	Ps.	182	Ps.	473
Promotora Inbursa (held by Fianzas, Pensiones, Salud y Seguros)	92.8346%		877		8,662
Salud Inbursa (held by Seguros)	99.9999%		119		117
Patrimonial Inbursa (held by Seguros)	99.9924%		397		159
Autofinanciamiento Inbursa (held by Promotora y Seguros)	99.9999%		36		13
		Ps.	1,611	Ps.	9,424

5. Foreign Currency Position

An analysis of the U.S. dollar position at December 31, 2005 and 2004 is as follows:

	U.S. dollars			
	2005		2004	
Assets		4,711,871,494		3,636,224,826
Liabilities		4,969,405,547		3,295,959,486
Net (short) long position		(257,534,053)		340,265,340
Exchange rate		10.6344		11.1495
	Ps.(	2,739)	Ps.	3,794
Restatement		-		110
Total in Mexican pesos	Ps.(	2,739)	Ps.	3,904

At December 31, 2005 and 2004, the exchange rate was Ps. 10.6344 pesos and Ps. 11.1495 pesos, respectively, per U.S. dollar. This exchange rate was defined by BANXICO for the settlement of foreign currency denominated liabilities. At February

28, 2006, the date of the audit report on these financial statements, the U.S. dollar exchange rate was Ps. 10.4761 pesos.

In conformity with regulatory requirements established by BANXICO, credit institutions must maintain a balanced daily foreign exchange position, both on a combined basis and in each foreign currency. The acceptable combined short or long positions may not exceed 15% of the Group's net stockholders' equity. This percentage is determined based on the operating position reported to BANXICO, which is different from the book amount due to the derivatives (futures and forwards position).

6. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2005 and 2004 is as follows:

		2005		2004
Deposits in BANXICO (a)	**Ps.**	**5,852**	Ps.	5,036
Demand deposits (b)		**4,483**		968
24/48 hour futures (c)		**1,084**		2,605
24/48 hour futures margin (d)		**765**		220
Cash		**437**		407
Deposits in domestic and foreign banks		**95**		79
Other liquid assets (e)		**81**		3
Call money (f)		**51**		900
	Ps.	**12,848**	Ps.	10,218

(a) At December 31, 2005 and 2004, the Group had made the following deposits in BANXICO:

		2005		2004
Special accounts (1)				
Monetary regulation deposits	**Ps.**	**5,826**	Ps.	5,014
Accrued interest		**23**		20
Current accounts				
U.S. dollar deposits		**3**		2
	Ps.	**5,852**	Ps.	5,036

(1) BANXICO requires banks to make a monetary regulation deposit based on their deposits and borrowings from the public in both Mexican pesos and U.S. dollars. Such deposit is for an indefinite term since the withdrawal date is to be determined by BANXICO. The deposit bears interest at the average 28-day "TIIE" rate on deposits for the same term.

(b) These deposits consist of investments of the liquidity coefficient and treasury surpluses, which are denominated in U.S. dollars. Their equivalent in Mexican pesos is as follows:

	2005			2004		
	Amount		**Interest rate**	Amount		Interest rate
Foreign credit institutions						
Barclay's Bank	**Ps.**	**4,467**	**4.19**	Ps.	367	2.50
Bank of America		**15**	**3.10**		15	4.92
Wachovia Bank		**1**	**3.76**		12	1.80
UBS		**-**			574	2.50
	Ps.	**4,483**		Ps.	968	

(c) 24/48-hour currency futures refer to transactions involving the buying and selling of foreign currencies, which are to be settled within a maximum period of two days and whose liquidity is restricted until the date of payment. An analysis is as follows:

	2005		
	Cash receipts (disbursements) in U.S. dollars	**Average contracted exchange rate**	**(Credit) debit clearing account balances in Mexican pesos**
U.S. dollar purchases	**USD 172,003,352**	**Ps. 10.6364**	**Ps. (1,829)**
U.S. dollar sales	**(70,040,861)**	**Ps. 10.6423**	**Ps. 745**
	USD 101,962,491		
Year-end exchange rate	**10.6344**		
Net position in Mexican pesos	**Ps. (1,084)**		

	2004			
	Cash receipts (disbursements) in U.S. dollars	Average contracted exchange rate	(Credit) debit clearing account balances in Mexican pesos	Restated clearing account
U.S. dollar purchases	USD 486,232,036	Ps. 11.1937	Ps.(5,443)	Ps. (5,601)
U.S. dollar sales	(259,175,410)	Ps. 11.1800	Ps. 2,898	Ps. 2,982
	USD 227,056,626			
Year-end exchange rate	11.1495			
Equivalent in Mexican pesos	Ps. (2,532)			
Restatement increment	(73)			
Net position in Mexican pesos	Ps. (2,605)			

(d) The futures margin required to enter into futures contracts in recognized markets is restricted in terms of its liquidity until the underlying transactions have reached their maturity date. An analysis of the 24/48 hour futures margin at December 31, 2005 and 2004 is as follows (Note 9b):

	2005	2004
CME	**Ps. 390**	Ps. 50
MexDer	**125**	21
Futures margin	**515**	71
Guarantee deposits for swaps	**250**	149
Total	**Ps. 765**	Ps. 220

e) Other liquid assets are as follows:

	2005	2004
Remittances in transit	**Ps. 61**	Ps. 2
Demand notes	**19**	
Fine metal coins	**1**	1
	Ps. 81	Ps. 3

f) At December 31, 2005, in a three-day call-money transaction, Ps. 51 was assigned to Banorte at an 8.25% interest rate. At December 31, 2004, in a three-day call-money transaction, Ps. 900 was assigned to Banorte at an 8.70% interest rate.

7. Investments in Securities

At December 31, 2005 and 2004, investments held by the Group were valued using the information provided by a price supplier. Therefore, there are no situations in which the fair value of such investments were determined by means of other valuation methods.

See Note 27 for a description of risk management policies, as well as the risks to which the Group is exposed.

- **Instruments for trading**

	2005			
	Investment	Accrued interest	Unrealized gain on valuation	Fair value
Sovereign debt (1)	Ps. 1,273	Ps. 33	Ps. 80	Ps. 1,386
Corporate debt (2)	808	12	83	903
Domestics senior notes (UDIs)	414	1	3	418
Shares	442		532	974
CPOS	28	1	1	30
Mexican Treasury Certificates (CETES) (3)	6			6
Bank notes	1,551	2		1,553
Monetary Regulation Bonds (BREMS)	1			1
Total	Ps. 4,523	Ps. 49	Ps. 699	Ps. 5,271

(1) At December 31, 2005, the Group holds investments in bonds issued by the Ecuadorian government. Such investment represents more than 5% of the Bank's net capital (computed at November 30, 2005). The average interest rate in 2005 ranged from 9% and 12%.

(2) These investments includes MCIA bonds (39.44%), Grupo Minero México bonds (41.90%) and Corporación Interamericana de Entretenimiento bonds (18.66%). These investments together do not exceed 5% of the Bank's net capital.

(3) Restricted investment used to guarantee collateralized repurchase agreements (Note 8c).

A total of 1.42% of debt instruments classified as "for trading" have maturities of less than one year.

	2004			
	Investment	Accrued interest	Unrealized gain (loss) on valuation	Fair value
BREMS	Ps. 6,610	Ps. 4	Ps. -	Ps. 6,615
Corporate debt (1)	2,642	38	118	2,798
Sovereign debt (2)	2,405		324	2,729
Mexican Treasury Certificates (CETES)	2,640	14	(1)	2,653
Shares	1,008		1,302	2,310
Bansan	990	1	-	991
Bonds	62	-	-	62
Cebur (Udis)	35	1	4	40
Isic	38	-	-	38
Bondest	13	-	-	13
Total	Ps. 16,443	Ps. 58	Ps. 1,748	Ps. 18,249

(1) The Group maintains MCI bond and share positions, which represent 13% of all the instruments for trading. At December 31, 2004, the bond and share position of this issuer in companies not subject to consolidation is Ps. 764.

(2) At December 31, 2004, the Group holds investments in debt instruments issued by the Argentinean government with average maturities of 15 years and at an average 7.43% rate. Such investments represent 14.95% of the Group's total instruments for trading. Other Group companies, not subject to consolidation, have investments in the same type of securities of Ps. 3,572.

In November 2004, Group management reclassified Ps. 226 interest accrued on its Argentinean bond position to the caption Intermediation (loss) income. Such reclassification was derived from a comparison made by the price supplier between the dirty price and clean price of the securities in question.

In 2005, the Group sold all of its Argentinean bond position as a result of the debt restructuring made by the Argentinean government. The net effect of this disinvestment was a credit to income of Ps. 27.

- **Instruments available for sale**

At December 31, 2005, the Group had no instruments classified as available for sale. At December 31, 2004, instruments classified as available for sale consist mainly of CETES. The fair value of these instruments was Ps. 2.

Accrued interest plus valuation result at December 31, 2004 did not exceed one million pesos.

- **Instruments held to maturity**

	2005			
	Investment	**Accrued interest**	**Effect of hedging swaps**	**Total**
Credit Linked Notes (1)	**Ps. 2,998**	**Ps. 39**	**Ps. (151)**	**Ps. 2,886**
UMS bonds	**1,680**	**15**	**(1,345)**	**350**
Total	**Ps. 4,678**	**Ps. 54**	**Ps. (1,496)**	**Ps. 3,236**

In 2005, the Group reclassified 125,000,000 UMS bonds from instruments for trading to held-to-maturity, without the express authorization of the CNBV. The fair value of such bonds at the date of reclassification was Ps. 1,727.

The Group maintains a swap position to hedge its UMS bond investment, in which only the liability position offsets the investment in such bonds, evidencing that there is a material reverse relationship between changes in the fair values of derivatives in their liability portions and the investment to be hedged

(1) 61% of Credit linked notes have maturities of six years, and the remaining 39% mature within two years. The effect of valuation of such instruments is Ps (7), which, as expressly requested by the CNBV, is presented as a liability in the Derivatives caption (Note 9a).

The average maturity term of UMS bonds is 17 years.

	2004			
	Investment	Accrued interest	Effect of hedging swaps	Total
Credit Linked Notes (1)	Ps. 3,513	Ps. 32	Ps.(268)	Ps. 3,277

(1) 64% of Credit linked notes have maturities of five years. The effect of valuation of such instruments is Ps (23), which, as required by the CNBV, is presented as a liability in the Derivatives caption (Note 9a).

8. Repurchase Agreements (Repos)

a) Analysis

An analysis of repurchase agreements at December 31, 2005 and 2004 is as follows:

	2005		
	Number of securities	**Securities to be received**	**Creditors**
Seller	**1,073,431,721**		
Agreed price		**Ps. 108,307**	**Ps. 108,372**
Accrued interest on securities		**48**	
Effect of valuation of securities		**18**	
Effect of valuation at present value			**9**
Total position		**108,373**	**108,391**
Net debit balance			**Ps.(18)**

	2005				
	Number of securities	**Securities to be delivered**		**Debtors**	
Buyer	**1,073,431,721**				
Agreed price		**Ps.**	**108,307**	**Ps.**	**108,382**
Accrued interest on securities			**28**		
Effect of valuation of securities			**38**		
Effect of valuation at present value					**9**
Total position			**108,373**		**108,391**
Net credit balance				**Ps.**	**18**
Net position (Banco Inbursa and Inversora Bursátil)					**-**
Net position Arrendadora Financiera					**-**
Net consolidated position				**Ps.**	**-**

	2004				
	Number of securities	Securities to be received		Creditors	
Seller	15,545,466,055				
Agreed price		Ps.	82,070	Ps.	82,070
Accrued interest on securities			138		
Effect of valuation of securities		(	109)		
Effect of valuation at present value					22
Total position		Ps.	82,099	Ps.	82,092
Net debit balance				Ps.	7

	2004				
	Number of securities	Securities to be delivered		Debtors	
Buyer	1,307,182,844				
Agreed price		Ps.	44,763	Ps.	44,763
Accrued interest on securities			136		
Effect of valuation of securities		(	114)		
Effect of valuation at present value					16
Total position		Ps.	44,785	Ps.	44,779
Net credit balance				Ps.	6
Net position (Banco Inbursa and Inversora Bursátil)					-
Net position Arrendadora Financiera					-
Net consolidated position				Ps.	1

b) Reconciliation of debit and credit balances under security repurchase agreements shown in the balance sheet derived from the offsetting of the asset and liability positions

At December 31, 2005 and 2004, in conformity with CNBV requirements, the balance sheet shows the net effect of debit and credit balances derived from the individual offsetting of asset and liability positions for each transaction.

	2005		2004	
Debit	**Ps.**	**151**	Ps.	21
Credit		**151**		21
	Ps.	**-**	Ps.	-

The difference between the debit and credit balances under security repurchase agreements shown in the balance sheet at December 31, 2005 does not exceed one million pesos.

c) Repurchase transactions with collateral

At December 31, 2005, the Group acting as a seller provided guarantees of Ps. 5. At December 31, 2004, for transactions in which the Group acted as a seller, it was not required to provide guarantees

d) Unrealized gain (loss) of repurchase agreements

At December 31, 2005 and 2004, the net result of the valuation of asset and liability positions under repurchase agreements is recognized in the statement of income in the caption Intermediation (loss) income (Note 25).

e) Premiums earned and paid

The total amount of premiums earned and paid under security repurchase agreements is recognized in results of operations in Interest income and Interest expense captions. At December 31, 2005, premiums earned and paid were Ps. 7,649 and Ps. 8,165, respectively (Ps. 5,389 and Ps. 5,484 at December 31, 2004) (Note 24).

f) Terms and securities under repurchase agreements

The average term of security repurchase agreements at December 31, 2005 and 2004 was 4 and 5 days, respectively, and the main securities involved in such agreements are as follows:

As seller	As buyer
• Mexican Treasury Certificates (CETES)	• Mexican Treasury Certificates (CETES)
• Mexican government development bonds (BONDES)	• Mexican government development bonds (BONDES)
• Monetary Regulation Bonds (BREMS)	• Monetary Regulation Bonds (BREMS)

9. Derivatives

a) Analysis of derivatives

At December 31, 2005 and 2004, the current position of this caption is as follows:

	2005	2004
i) Futures		
Currency buying (selling) position (trading)		
Foreign currency to be delivered	**Ps. 17,312**	Ps. 17,948
Less:		
Foreign currency to be received (translated to pesos)	**(17,312)**	(17,948)
Net futures position	-	-

	2005	2004
ii) Forwards		
Currency buying position (trading)		
U.S. dollars to be received (translated to pesos)	**67,591**	2,812
Unrealized loss on valuation	**(156)**	(20)
Less:		
Pesos to be delivered (Note 9b)	**(67,591)**	(2,812)
	(156)	(20)
Currency selling position (trading)		
U.S. dollars to be delivered (translated to pesos)	**(83,108)**	(27,379)
Unrealized gain on valuation	**646**	55
Less:		
Pesos to be received (Note 9b)	**83,108**	27,379
	646	55
Currency buying position (hedging)		
U.S. dollars to be received (translated to pesos)		22,851
Unrealized loss on valuation		(203)
Less:		
Pesos to be delivered (Note 9b)		(22,921)
		(273)
Currency selling position (hedging)		
U.S. dollars to be delivered (translated to pesos)		(6,389)
Unrealized gain on valuation		93
Pesos to be received (Note 9b)		6,439
		143
Total net forwards position	**490**	(95)
iii) Swaps		
Trading position		
Interest rate swaps		
Valuation of variable portion	**25,185**	15,623
Interest	**190**	105
Valuation of fixed portion	**(25,124)**	(14,761)
Interest	**(191)**	(101)
	60	866
Currency swaps		
Long principal position	**13,878**	11,334
Valuation	**99**	46
Interest	**145**	124
Short principal position	**(13,785)**	(11,616)
Valuation	**213**	199
Interest	**(124)**	(103)
	426	(16)
Hedging position		
Interest rate swaps		
Variable portion of cash flow	**36**	29
Fixed portion of cash flow	**(37)**	(29)
	(1)	-

	2005	2004
Currency swaps		
Variable portion of currency swaps	**18,831**	**18,190**
Variable portion valuation	**652**	**447**
Interest	**106**	58
Fixed portion of currency swaps	**(18,615)**	(19,020)
Fixed portion valuation	**(363)**	(391)
Interest	**(77)**	(47)
	534	(763)
Net swap position	**1,019**	87
iv) Credit Linked Notes (Note 7)	**(7)**	**(23)**
Total derivative position	**1,502**	(31)
Offsetting to primary position		
Investments in Credit Linked securities (Note 7)	**1,496**	268
Loan portfolio (Note 10)		
Performing	**(364)**	494
Past-due	**-**	-
	1,132	762
Net derivative position	**Ps. 2,634**	Ps. 731

The futures position margin at year end is shown in Cash and cash equivalents (Note 6).

The Group's derivatives involve liquidity, market, credit and legal risks. To reduce exposure to such risks, the Group has established risk management policies and procedures (Note 27).

An analysis of the asset and liability positions for derivatives at December 31, 2005 and 2004 is as follows (the offsetting of positions includes amounts of less than one million pesos that together might give rise to a credit of up to one million pesos):

	2005			
	Accounting records		**Offsetting**	
Description	**Asset**	**Liability**	**Asset**	**Liability**
Trading				
Currency swaps	**Ps. 14,122**	**Ps. 13,696**	**Ps. 600**	**Ps. 175**
Interest rate swaps U.S. dollars	**3,654**	**3,635**	**225**	**206**
Interest rate swaps Mexican pesos	**21,721**	**21,680**	**496**	**456**
Total trading swaps	**39,497**	**39,011**	**1,321**	**837**
Hedging				
Currency swaps	**19,589**	**19,055**	**1,666**	**-**
Interest rate swaps U.S. dollars	**27**	**27**	**-**	**-**
Interest rate swaps Mexican pesos	**9**	**10**	**-**	**-**
Total hedging swaps	**19,625**	**19,092**	**1,666**	**-**
Trading				
Forwards	**150,543**	**150,053**	**877**	**387**
Futures				
Trading futures	**17,312**	**17,312**	**-**	**-**
Options				
Delta Credit Linked value	**-**	**6**	**-**	**6**
	Ps. 226,977	**Ps. 225,474**	**Ps. 3,864**	**Ps. 1,230**
Net long position			**Ps. 2,634**	

Description		2004 Accounting records Asset		Liability		Offsetting Asset		Liability
Trading								
Currency swaps	Ps.	11,504	Ps.	11,520	Ps.	182	Ps.	199
Interest rate swaps U.S. dollars		1,753		1,760		27		36
Interest rate swaps Mexican pesos		13,975		13,102		1,057		183
Total trading swaps		27,232		26,382		1,266		418
Hedging								
Currency swaps		18,696		19,458		-		-
Interest rate swaps U.S. dollars		29		29		-		-
Total hedging swaps		18,725		19,487		-		-
Trading								
Forwards		30,171		30,136		56		21
Hedging								
Forwards		29,087		29,217		143		272
Futures								
Total trading futures		17,948		17,948		-	-	-
Options								
Delta Credit Linked value		-		23		-		23
	Ps.	123,163	Ps.	123,193	Ps.	1,465	Ps.	734
Net long position					Ps.	731		

Due to their nature, hedging derivative positions are not offset, but instead grouped and presented together with the principal position.

b) Maturities

- **Futures**

At December 31, 2005 and 2004, the position in terms of number of currency and interest rate futures entered into with the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer), respectively, is as follows:

	2005 No. of agreements CME	**MexDer**	**Maturity**
Selling	**24,457**		***December 06***
Buying		**50,000**	**December 06**

	2004 No. of agreements CME	MexDer	Maturity
Selling	3,740		*March 05*
Buying		155,950	January 05

The restated notional amount of CME and Mexder futures at December 31, 2005 is Ps. 11,821 and Ps. 5,491, respectively. The restated notional amount of CME and MexDer futures at December 31, 2004 is Ps. 1,900 and Ps. 16,048, respectively. Cash deposits (margin) of Ps. 390 and Ps. 125, respectively, were made on the purchase of futures at December 31, 2005. Such amounts represent the cash or securities that the Bank must deliver to fulfill its obligations on derivative agreements entered into in recognized markets (Note 6d).

The valuation effect of futures transactions, which for the years ended 2005 and 2004 was Ps. 197 and Ps. 6, respectively, is recognized in the statement of income as part of the caption Intermediation (loss) income.

- **Forwards**

2005

Maturity date		Amount in U.S. dollars		Contracted price		Fair value		Unrealized loss on valuation
Buying								
January	06	1,105,000,000	Ps.	11,908	Ps.	11,778	Ps.(	130)
February	06	240,000,000		2,542		2,563		21
March	06	6,440,000		71		71		
April	06	500,000		5		5		
May	06	264,202,000		2,812		2,825		13
June	06	6,940,000		75		75		
September	06	1,295,000		14		14		
December	06	2,662,550,000		29,394		29,327	(	67)
March	07	1,581,200,000		17,520		17,557		37
December	15	200,000,000		3,250		3,220	(	30)
		6,068,127,000	Ps.	67,591	Ps.	67,435	Ps.(	156)

2005

Maturity date		Amount in U.S. dollars		Contracted price		Fair value		Unrealized gain on valuation
Selling								
January	06	1,363,000,000	Ps.	14,923	Ps.	14,528	Ps.	395
February	06	620,000,000		6,693		6,631		62
March	06	869,440,000		9,390		9,327		63
April	06	500,000		6		6		
May	06	264,913,500		2,845		2,824		21
June	06	6,940,000		75		75		
September	06	1,295,000		14		14		
December	06	3,612,550,000		39,944		39,797		147
March	07	834,200,000		9,218		9,260	(	42)
		7,572,838,500	Ps.	83,108	Ps.	82,462	Ps.	646
					Net		Ps.	490

2004

Maturity date		Amount in U.S. dollars		Contracted price		Fair value		Unrealized loss on valuation
Buying								
February	05	330,000,000	Ps.	3,855	Ps.	3,824	Ps. (	31)
March	05	1,858,000,000		21,855		21,662	(	193)
June	05	2,000,000		23		24		1
		2,190,000,000	Ps.	25,733	Ps.	25,510	Ps. (	223)
Selling								
January	05	117,500,000	Ps.	1,390	Ps.	1,362	Ps.	28
February	05	15,000,000		178		175		3
March	05	2,732,500,000		31,925		31,812		113
May	05	25,000,000		301		297		4
June	05	2,000,000		24		24		-
		2,892,000,000	Ps.	33,818	Ps.	33,670		148
					Net		Ps. (	75)

In April 2005, the Group transferred 80 hedging forwards to trading forwards. These reclassified transactions aggregated USD3,166,000,000 (buying) and USD3,273,200,000 (selling).

At December 31, 2004, the net balance of the buying and selling forward positions includes contracts used for trading or hedging purposes.

The unrealized gain on forwards, which for the years ended December 31, 2005 and 2004 was Ps. 562 and Ps. 258, respectively, is recognized in the statement of income as part of the caption Intermediation (loss) income.

c) Swaps

At December 31, 2005 and 2004, the Group's swap position for the exchange of cash flows is as follows:

	2005						
	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps							
Peso-dollar	Ps. 10,631	Ps. 40	Ps. 249	Ps. 289	Ps. 103	Ps. (53)	Ps. 339
Dollar-peso	3,154	59	(36)	23	42	(71)	(6)
Interest rate swaps							
Mexican pesos	33,373	21,592	(21,551)	41	129	(129)	41
U.S. dollars	14,976	3,593	(3,573)	20	61	(62)	19
	Ps. 62,134	Ps. 25,284	Ps.(24,911)	Ps. 373	Ps. 335	Ps. (315)	Ps. 393
Hedging							
Currency swaps							
Peso-dollar	Ps. 16,044	Ps. 435	Ps.(363)	Ps. 72	Ps. 51	Ps. (60)	Ps. 63
UDIS-dollar	1,467	217		217	13	(17)	213
Dollar-UDIS	29						
Peso-UDIS	1,291				42		42
Interest rate swaps							
Mexican pesos	11	26	(27)	(1)			(1)
U.S. dollars	2,071				10	(10)	
	Ps. 20,913	Ps. 678	Ps. (390)	Ps. 288	Ps. 116	Ps. ((87)	Ps. 317
							Ps. (710)

	2004						
	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps							
Peso-dollar	Ps. 9,889	Ps. 25	Ps. 168	Ps. 193	Ps. 95	Ps. (40)	Ps. 248
Peso-dollar	1,727	21	31	52	29	(63)	18
Interest rate swaps							
Mexican pesos	23,768	13,892	(13,017)	875	84	(84)	875
U.S. dollars	9,758	1,731	(1,744)	(13)	21	(17)	(9)
	Ps. 45,142	Ps. 15,669	Ps. (14,562)	Ps. 1,107	Ps. 229	Ps. (204)	Ps. 1,132

	2004						
	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Hedging							
Currency swaps							
Peso-dollar	Ps. 16,836	Ps. 447	Ps. (391)	Ps. 56	Ps. 53	Ps. (47)	Ps. 62
UDIS-dollar	31			-	-	-	-
Dollar-UDIS	32			-	-	-	-
Peso-UDIS	1,291			-	5	-	5
Interest rate swaps							
U.S. dollars	23	29	(29)	-	-	-	-
	Ps. 18,213	Ps. 476	Ps. (420)	Ps. 56	Ps. 58	Ps. (47)	Ps. 67
							Ps. 1,199

In June 2004, the Group transferred certain trading swaps in the amount of
US$ 1,204,957,138 to hedging swaps to offset asset and liability positions for commercial loans and securities held to maturity. An analysis of transactions is as follows:

	Commercial portfolio	Securities held to maturity	Total swaps
Swaps	USD 996,604,197	USD 208,352,941	USD 1,204,957,138
Hedged position	944,432,819	208,352,941	1,152,785,760
Unhedged position	USD 52,171,378	USD -	USD 52,171,378
U.S. dollar (translated to pesos)	Ps. 599	Ps. -	Ps. 599

The unrealized (loss) gain on the valuation of swaps, which for the years ended 2005 and 2004 was Ps. 486 and Ps. 624, respectively, is recognized in the statement of income as part of the caption Intermediation (loss) income.

10. Loan Portfolio

a) Analysis of the performing and past-due loan portfolio by type of credit

	2 0 0 5					
	Performing portfolio			Past-due portfolio		
Loan	**Principal**	**Interest**	**Total**	**Principal**	**Interest**	**Total**
Consumer	Ps. 1,365	Ps. 105	Ps. 1,470	Ps. 86	Ps. 1	Ps. 87
Discounts	2,218	2	220	15		15
Unsecured	7,740	42	7,782	127	4	131
Chattel mortgage	51		51			
Simple and current account	33,228	362	33,590	143	2	145
Secured by capital assets	11		11			
Home mortgage	851	7	858	52	2	54
Leases	212	1	213	4		4
Restructured (Note 10c)	7,371	31	7,402			
Rediscounts	915	-	915			
Total portfolio	Ps. 53,962	Ps. 550	54,512	Ps. 427	Ps. 9	Ps. 436
Effect of hedging offsetting			364			
Total portfolio, net			Ps. 54,876			

Common risk

At December 31, 2005, the Group has 6 loans in excess of 10% of its net capital. The total amount of such loans was Ps. 13,029, which represented 63% of the Group's net capital computed at September 30, 2005.

The maximum amount of financing due from the main three borrowers aggregated Ps. 8,574 owed, which represented 42% of the Group's net capital computed at September 30, 2005.

	2004											
	Performing portfolio						Past-due portfolio					
Loan	Principal		Interest		Total		Principal		Interest		Total	
Consumer	Ps.	803	Ps.	79	Ps.	881	Ps.	7	Ps.	-	Ps.	7
Discounts		3,789		2		3,791		2				2
Unsecured		12,518		83		12,601		116		4		120
Chattel mortgage		627		7		634		-		-		-
Simple and current account		29,383		244		29,627		206		2		208
Secured by capital assets		29		-		29						
Home mortgage		583		4		588		9		-		10
Leases		129		-		129		1		-		1
Restructured (Note 10)		7,531		34		7,565		-		-		-
Rediscounts		979		-		979		-		-		-
Total portfolio	Ps.	56,371	Ps.	453		56,824	Ps.	341	Ps.	6	Ps.	348
Effect of hedging offsetting (Note 9a)					(	494)						
					Ps.	56,330						

In 2004, two borrowers representing approximately 80% of the balance of the 2003 past-due portfolio restructured their loans and repaid their past-due debts.

An aged analysis of the past-due loan portfolio at December 31, 2005 and 2004 is as follows:

	2005		2004	
1 to 180 days	**Ps.**	**204**	Ps.	265
181 to 365 days		**78**		83
365 days and thereafter		**154**		
	Ps.	**436**	Ps.	348

b) Analysis of economic environment

The Group performs a monthly analysis of the economic environment in which its borrowers operate, to identify promptly any possible problems, in the performing loan portfolio.

At December 31, 2005 and 2004, the Group's management has identified the following D and E risk graded troubled loans:

	2005					
	Performing portfolio			Past-due portfolio		
Loan	Principal	Interest	Total	Principal	Interest	Total
Simple	Ps.1,961	Ps. 6	Ps.1,967	Ps. 167	Ps. 4	Ps. 171
Restructured	1,565	8	1,573			
Home mortgage	178	2	180	31		31
Loan portfolio	171		171			
Leases	4		4			
Consumer				1		1
Total portfolio	Ps.3,879	Ps. 16	Ps.3,895	Ps. 199	Ps. 4	Ps. 203

	2004					
	Performing portfolio			Past-due portfolio		
Loan	Principal	Interest	Total	Principal	Interest	Total
Loan portfolio	Ps. 195		Ps. 195			
Simple	488	Ps. 1	489	Ps. 144	Ps. 1	Ps. 145
Restructured	884	9	893	36	1	37
Consumer				1	-	1
Total portfolio	Ps.1,567	Ps. 10	Ps.1,577	Ps. 184	Ps. 2	Ps. 183

c) Performing restructured loans

	2005		
	Performing portfolio		
Loan	Principal	Interest	Total
Consumer	Ps. 1,958	Ps. 1	Ps. 1,959
Simple with other guarantees	824	8	832
Simple mortgage	2,442	8	2,450
Simple chattel mortgage	1	-	1
Guaranteed simple	695	4	699
Simple and current account	55	1	56
Unsecured simple	1,395	9	1,404
Home mortgage	1	-	1
Total	Ps. 7,371	Ps. 31	Ps. 7,402

	2004		
	Performing portfolio		
Loan	Principal	Interest	Total
Consumer	Ps. 2,080	Ps. -	Ps. 2,080
Simple with other guarantees	875	9	884
Simple mortgage	1,497	2	1,499
Simple chattel mortgage	302	2	304

Guaranteed simple	913	6	919
Unsecured simple	1,863	15	1,878
Home mortgage	1	-	1
Total	Ps. 7,531	Ps. 34	Ps. 7,565

d) Additional guarantees obtained

At December 31, 2005 and 2004, additional guarantees obtained in restructured loans are as follows:

2005

Type of loan		*Amount*	**Nature of guarantee**
Mexican peso denominated			
Simple mortgage	**Ps.**	**1,196**	Mortgage and guarantor
Simple with other guarantees		**772**	Public shares
Simple other trusts		**2,700**	Trusts
Individual home mortgage		**1**	Mortgage
		4,669	
U.S. dollar denominated			
Simple mortgage		**5,930**	Stocks and bonds, home mortgage and personal property
		5,930	
UDI denominated			
Simple chattel mortgage		**613**	Personal property
Simple mortgage		**1**	Mortgage
		614	
	Ps.	**11,213**	

2004

Type of loan		***Amount***	Nature of guarantee
Mexican peso denominated			
Simple mortgage	Ps.	538	Mortgage and guarantor
Guaranteed simple		947	Guarantor
Simple other trusts		926	Trusts
		2,411	
U.S. dollar denominated			
Simple chattel mortgage		7,098	Stocks and bonds and invoices for personal property
Simple mortgage		1,280	Guarantor and mortgage
		8,378	
UDI denominated			
Simple chattel mortgage		166	Stocks and bonds and guarantor
Simple mortgage		22	Mortgage
		188	
	Ps.	10,977	

11. Preventive Provision for Credit Risks

An analysis of the preventive provision for credit risks created in conformity with the rules for loan portfolio grading established by the SHCP at December 31, 2005 and 2004 is as follows:

2005

Risk	**Amount of liability at December 31**	**Estimated preventive provision**
A	**Ps. 570**	**Ps. 2**
A1	**18,106**	**89**
A2	**9,334**	**90**
B	**49**	**1**
B1	**6,845**	**336**
B2	**6,373**	**450**
B3	**10,372**	**1,792**
C	**25**	**11**
C1	**1,598**	**460**
C2	**591**	**236**
D	**723**	**445**
E	**3,512**	**3,516**
Graded portfolio	**Ps. 58,098**	**7,428**
	Additional estimate	**22**
	Required provision	**7,450**
	Amount provided for	**7,450**
	Over or understatement	**Ps. -**

2004

Risk	Amount of liability at December 31	Estimated preventive provision
A	Ps. 2,962	Ps. 15
A1	18,950	92
A2	7,424	72
B	5,524	206
B2	8,177	618
B3	11,911	1,950
C	1	
C1	2,061	719
C2	153	92
D	1,672	1,004
E	1,772	1,772
Graded portfolio	Ps. 60,607	6,540
	Additional estimate	2
	Required provision	6,542
	Amount provided for	6,542
	Over or understatement	Ps. -

Movements in the preventive provision for credit risks are as follows:

	2005		2004	
Balance at beginning of year	**Ps.**	**6,542**	Ps.	5,556
Reversal of restatement of balance of prior year	**(**	**185)**	(	287)
Nominal increase in reserve charged to income (1)		**1,267**		1,285
Valuation of UDIS and foreign currency portfolio	**(**	**174)**	(	12)
Balance at end of year	**Ps.**	**7,450**	Ps.	6,542

(1) A reconciliation of increases in the preventive provision for credit risks at December 31, 2005 and 2004 is as follows:

	2005		2004	
Increase in the provision	**Ps.**	**1,267**	Ps.	1,285
Restatement		**22**		29
	Ps.	**1,289**	Ps.	1,314

For the years ended December 31, 2005 and 2004, loan write-offs did not exceed one million pesos.

12. Other Accounts Receivable, net

An analysis of other accounts receivable at December 31, 2005 and 2004 is as follows:

	2005		2004	
Prepayments (1)	**Ps.**	**781**	Ps.	67
Debtors for settlement of transactions		**745**		2,981
Other debtors		**167**		187
Commission debtors		**26**		3
Commissions receivable (Siefore) (Notes 4 and 14)		**1**		18
Commissions from investment funds (Notes 4 and 14)		**-**		18
		1,720		3,274
Allowance for bad debts	**(**	**2)**	(	4)
	Ps.	**1,718**	Ps.	3,270

(1) An analysis of prepayments at December 31, 2005 and 2004 is as follows:

	2005		2004	
Income tax prepayments	**Ps.**	**588**	Ps.	52
Creditable taxes		**152**		15
Other		**41**		-
	Ps.	**781**	Ps.	67

13. Buildings, Furniture and Equipment

An analysis of buildings, furniture and equipment at December 31, 2005 and 2004 is as follows:

	Depreciation rate	2005	2004
Buildings	5%	Ps. 285	Ps. 380
Office furniture and equipment	10%	86	376
Computer equipment	30%	256	223
Machinery and equipment	30%	76	108
Automotive equipment	25%	207	85
Other		568	27
		1,478	1,199
Accumulated depreciation		(626)	(532)
		Ps. 852	Ps. 667

Depreciation expense charged to operations of the years ended December 31, 2005 and 2004 was Ps. 159 and Ps. 113, respectively.

14. Long-term Equity Investments

An analysis at December 31, 2005 and 2004 is as follows:

	2005				
Issuer	Amount Dec. 2004	Additions	Equity in net income	Other movements	Amount Dec. 2005
Asociación de Bancos de México, A.C.	Ps. 7	Ps. -	Ps. -	Ps. -	Ps. 7
Bolsa Mexicana de Valores	26	-	6	(2)	30
Cebur	13	-	2	(15)	-
Fianzas Guardiana Inbursa	845	20	192	(270)	787
Impulsora Fondo México	2	-	(2)	-	-
Inbursa Siefore	798	(158)	46	(222)	464
Inbursa Siefore Básica 1	4	163	16	(11)	172
MexDer	-	-	-	-	-
Pensiones Inbursa	9,709	(147)	587	(7,649)	2,500
Procesar	5	-	2	-	7
Promotora Inbursa	669	(670)	24	38	61
S.D. Indeval	7	-	2	-	9
Seguros Inbursa	2,821	(448)	550	(166)	2,757
Sinca Inbursa	1,941	-	584	(82)	2,443
Investment funds	286	-	62	(10)	338
Other	2	-	-	1	3
Total	Ps. 17,135	Ps. (1,240)	Ps. 2,071	Ps. (8,388)	Ps. 9,578

In August 2005, the Group concluded a corporate restructuring process, whereby it spun off its equity investment in certain subsidiaries and created a new economic group engaged in making infrastructure investments in Mexico and Latin America. As part of the restructuring, the Group transferred its equity interest in the following spun off companies: Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, to

Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. (the newly created company).

The spin-off of such shares that gave rise to a decrease in stockholders' equity of Ps. 8,920 had no effect in the Group's results of operations.

2004

Issuer	Amount Dec. 2003	Additions	Equity in net income	Other movements	Amount Dec. 2004
Asociación de Bancos de México, A.C.	Ps. 7	Ps. -	Ps. -	Ps. -	Ps. 7
Bolsa Mexicana de Valores	22	-	6	(2)	26
Cebur	14	-	-	(1)	13
Fianzas Guardiana Inbursa	592	(11)	239	25	845
Impulsora Fondo México	2	-	-	-	2
Inbursa Siefore	737	42	58	(39)	798
Inbursa Siefore Básica 1	-	4	-	-	4
MexDer	-	-	-	-	-
Pensiones Inbursa (1)	7,063	-	2,712	(66)	9,709
Procesar	5	-	-	-	5
Promotora Inbursa (2)	482	-	194	(7)	669
S.D. Indeval	8	-	2	(3)	7
Seguros Inbursa	2,131	-	684	6	2,821
Sinca Inbursa	1,873	-	35	33	1,941
Investment funds	209	1	87	(11)	286
Other	2	-	3	(3)	2
Total	Ps. 13,147	Ps. 36	Ps. 4,021	Ps. (68)	Ps. 17,135

1) During 2004, Promotora Inbursa, which is an 86.97%-held subsidiary of Pensiones Inbursa, made equity investments that gave rise to a gain of Ps. 2,664 of which Pensiones Inbursa recognized Ps. 2,316 in its own results of operations. As a result of such transaction, Promotora recognized deferred taxes of Ps. 799.

(2) Corresponds to the Banco Insursa's investment in Promotora Inbursa (7.16%). The equity interest in net income of Ps. 194, includes Ps. 191 of the aforementioned transaction.

The column Other movements includes the results of holding non-monetary assets of the investees that include changes in their stockholders' equity different from the results of their operations for the period.

The Group's equity interest in the net income or loss of the investees is recognized in the statement of income. Increases or decreases in other stockholders' equity accounts of the investees, different from the results of operations for the period, are recorded in the caption Result from holding non-monetary assets.

15. Other Assets, Deferred Charges and Intangibles

At December 31, 2005 and 2004, this caption consists of the following:

	2005	2004
Prepaid expenses	Ps. 7	Ps. 3
Software licenses	288	278
Pre-operating expenses	104	104
Premium on loan operations (b)	250	228
Goodwill of Promotora Inbursa (a)	8	96
Goodwill of Sinca Inbursa (a)	146	146
Guarantee deposits	111	
Other	27	91
	941	946
Amortization of software licenses	(220)	(177)
Accumulated amortization of goodwill (a)	(31)	(82)
Amortization of pre-operating expenses	(91)	(83)
	(342)	(342)
	Ps. 599	Ps. 604

Amortization charged to results of operations of the years ended December 31, 2005 and 2004 was Ps. 51 and Ps. 48, respectively.

(a) Since January 1, 2005, the Group has determined that there are indications of impairment in the value of goodwill. The decrease in goodwill of Ps. 88 and Ps. 51 is directly related to the Group's spin off. Through December 31, 2004, goodwill was being amortized using the straight-line method over a period of up to 5 years.

(b) The Group purchased a U.S. dollar-denominated portfolio from a foreign financial institution bearing interest at 11.93% over 12 years. Under the related loan agreements, the customers may not make early payments. An analysis of the balance of the portfolio, the premium paid and the related amortization for 2005 and 2004 is as follows:

2 0 0 5				
Date of purchase	**Nominal amount of portfolio in U.S. dollars**	**Premium paid**	**Accumulated amortization**	**Balance of unamortized premium**
December 03	**41,387,091**	**Ps. 182**	**Ps. (30)**	**Ps. 152**
April 04	**15,000,000**	**59**	**(8)**	**51**
March 05	**10,000,000**	**51**	**(4)**	**47**
Balance	**66,387,091**	**Ps. 292**	**Ps. (42)**	**Ps. 250**

2 0 0 4				
Date of purchase	Nominal amount of portfolio in U.S. dollars	Premium paid	Accumulated amortization	Balance of unamortized premium
December 03	41,387,091	Ps. 187	Ps. (16)	Ps. 171
April 04	15,000,000	60	(3)	57
Balance	56,387,091	Ps. 247	Ps. (19)	Ps. 228

16. Traditional Deposits

a) Demand deposits

Checking accounts	Mexican pesos		Foreign currency translated to Mexican pesos		Total	
	2005	2004	**2005**	2004	**2005**	2004
Interest-bearing	**Ps. 23,623**	Ps. 16,802	**Ps. 355**	Ps. 289	**Ps. 23,978**	Ps. 17,091
Non-interest bearing	**116**	66	**17**	16	**133**	82
Other	**14**	3		-	**14**	3
Total	**Ps. 23,753**	Ps. 16,871	**Ps. 372**	Ps. 305	**Ps. 24,125**	Ps. 17,176

b) Time deposits

This caption consists of fixed-term deposits, deposits by foreign companies and banks and PRLV's (notes with interest payable at maturity). The interest rate on Mexican peso denominated deposits is tied to the Mexican Treasury Certificate (CETES) discount rate and to the 28-day adjusted interbank rate (TIIE). Returns on foreign currency denominated deposits are tied to the LIBOR rate. Accrued interest is charged to income with a credit to liability accounts.

At December 31, 2005 and 2004, time deposits are as follows:

	2005	2004
Fixed-term deposits		
U.S. dollars (1)	**Ps. 1,087**	Ps. 604
UDIS (2)	**277**	276
PRLV's		
Placed through the market (2)	**20,199**	36,465
Placed over the counter (1)	**553**	475
	Ps. 22,116	Ps. 37,820

(1) Placed with the general public
(2) Placed in the money market.

At December 31, 2005 and 2004, deposits maturing in less than one year aggregated Ps. 21,846 and Ps. 37,545, respectively.

17. Interbank and Other Borrowings

This caption consists primarily of borrowings from financial institutions and government entities at current market interest rates. Interest is charged to income with a credit to liability accounts.

At December 31, 2005 and 2004, an analysis is as follows:

	2005			2004		
	Principal	**Interest**	**Total**	Principal	Interest	Total
Short term						
Translated foreign currency borrowings						
Cobank ACB	**Ps. 180**	**Ps. 2**	**Ps. 182**	Ps. 290	Ps. 1	Ps. 291
BBVA Bancomer	**-**	**-**	**-**	161	-	161
Other	**9**	**2**	**11**	7	-	7
	189	**4**	**193**	458	1	459
Mexican pesos borrowings						
NAFIN	**992**	**11**	**1,003**	898	8	905
Total short- term borrowings	**1,181**	**15**	**1,196**	1,356	9	1,365
Long- term						
Translated foreign currency borrowings						
Cobank ACB	**12**	**-**	**12**	528	2	530
Other	**-**	**-**	**-**	22	-	22
	12	**-**	**12**	550	2	552
Mexican pesos borrowings						
Discounted portfolio (FIRA)	**931**	**5**	**936**	979	-	979
Total long-term borrowings	**943**	**5**	**948**	1,529	2	1,531
	Ps. 2,124	**Ps. 20**	**Ps. 2,144**	Ps. 2,885	Ps. 11	Ps. 2,896

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

The Group's book income and taxable income are not the same due to: (i) permanent differences derived from the treatment of such items as the equity interest in net income of subsidiaries and associates, the annual effect of inflation and non-deductible expenses, and (ii) temporary differences in the recognition of income and expenses for financial and tax reporting purposes, such as the valuation of derivatives and securities, accrued present value premiums on security repurchase agreements, and certain provisions. Deferred taxes are recognized on temporary differences for financial and tax reporting purposes of the Group and its subsidiaries (Note 20).

An analysis of current year income tax and employee profit sharing as shown in the consolidated statement of income at December 31, 2005 and 2004 is as follows:

	2005					
	Income tax		Employee profit sharing		Total	
Arrendadora Financiera Inbursa	**Ps.**	**7**			**Ps.**	**7**
Inversora Bursátil, Casa de Bolsa		**109**				**109**
Operadora Inbursa		**64**				**64**
Banco Inbursa		**306**				**306**
Other subsidiaries		**4**	**Ps.**	**1**		**5**
	Ps.	**490**	**Ps.**	**1**	**Ps.**	**491**

	2004					
	Income tax		Employee profit sharing		Total	
Arrendadora Financiera Inbursa	Ps.	6			Ps.	6
Inversora Bursátil, Casa de Bolsa		138				138
Operadora Inbursa		63				63
Banco Inbursa		56				56
Other subsidiaries		2	Ps.	1		3
	Ps.	265	Ps.	1	Ps.	266

At the date of the audit report on these financial statements, the Group subsidiaries have not yet to file their final income tax returns for the year 2005 with the tax authorities. Consequently, the income tax of subsidiaries shown in the preceding reconciliation may be subject to changes that are not deemed to be material.

CNBV requirements establish the rules for offsetting the asset and liability positions. At December 31, 2005, management did not offset income tax prepayments against the balance of the income tax provision. The net effect of such reclassification would be as follows:

Income tax prepayments	**Ps.**	**388**
FIMPE incentives		**199**
Subtotal		**588**
Income tax provision for the year		**222**
Income tax prepayments of subsidiaries		**48**
Subtotal		**270**
Total recoverable income tax	**Ps.**	**318**

Income tax and asset tax of the subsidiaries of the Group regulated by the CNSF are recorded in results of operations of such subsidiaries. Therefore, the caption Equity interest in net income of subsidiaries and associates, as shown in the statement of income, is presented net of each subsidiary's taxes. The Group and each of its subsidiaries do not consolidate for tax purposes and, accordingly, file their tax returns on an individual basis.

b) Asset tax

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of assets not subject to financial intermediation (e.g., fixed assets, land, deferred expenses

and charges) net of debts incurred to acquire such assets. As a minimum income tax, asset tax is actually payable only to the extent that it exceeds current year income tax.

c) Employee profit sharing

Employee profit sharing is determined basically at 10% of taxable income, excluding the taxable or deductible nature of the annual inflation adjustment. In 2005 and 2004, Out Sourcing Inburnet, S.A. de C.V. is the only subsidiary subject to consolidation that has personnel of its own. However, the employee profit sharing base is not considered to be material.

19. Sundry Creditors and Other Accounts Payable

At December 31, 2005 and 2004, an analysis is as follows:

		2005		2004
Creditors on settlement of transactions	**Ps.**	**1,830**	Ps.	5,602
Sundry creditors		**432**		191
Acceptances on behalf of customers		**364**		357
Guarantee deposits		**106**		153
Payable drafts		**21**		15
Cashier's checks		**18**		16
Other		**5**		1
Provisions for sundry liabilities		**3**		38
Certified checks		**-**		19
Contributions to contingency fund		**-**		-
Employee pension reserves		**-**		-
Total	**Ps.**	**2,779**	Ps.	6,392

Provisions for labor obligations at retirement

At December 31, 2005 and 2004, the reserves for labor obligations at retirement do not exceed one million pesos.

20. Deferred Taxes

In conformity with legal requirements with respect to income tax, certain items are recognized for tax purpose in periods other than those in which they are recorded for book purposes, thus giving rise to deferred taxes.

In December 2004, a gradual reduction in the 33% corporate income tax rate was approved so that the rate will be 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years. The statutory rate applicable to the temporary differences that gave rise to deferred taxes at December 31, 2005 was 32% (33% for 2004).

The most important temporary differences included in the computation of deferred taxes are as follows:

	2005	2004
Deferred tax liabilities		
Unrealized gain on valuation of financial instruments	**Ps. 48**	Ps. 507
Repurchase agreements		1
Derivatives	**665**	314
Premium on loan operation	**73**	69
Investments in investment funds	**68**	42
Difference between book value and tax cost of the securities portfolio	**81**	
Other	**77**	-
	Ps. 1,012	Ps. 933

	2005	2004
Deferred tax asset		
Amortization of goodwill of Sinca Inbursa	**Ps. (7)**	Ps. (7)
Amortization of goodwill of Promotora Inbursa	**(1)**	(16)
Unrealized loss on valuation of financial instruments	**-**	(5)
Tax loss of subsidiaries	**(5)**	(7)
Amortization of premium on UMS bonds	**(5)**	-
Other	**(13)**	-
	(31)	(35)
Net deferred tax liability	**Ps. 981**	Ps. 898

The majority of the deferred tax assets recognized by the Group and its subsidiaries will be realized during 2006.

The controlling companies of the Group compute their deferred taxes on an individual basis and recognize the deferred tax assets and liabilities in the counter item in the statement of income. For those companies not subject to consolidation under CNBV requirements, the effects of deferred taxes are recognized in the application of the equity method. At December 31, 2005 and 2004, deferred taxes recognized by such companies aggregate Ps. 409 (liabilities) and Ps. 830 (liabilities), respectively.

The consolidated statements of income for the years ended December 31, 2005 and 2004 include deferred tax expenses of Ps. 133 and Ps. 615, respectively.

As a result of the changes in the Income Tax Law related to the gradual reduction in the corporate income tax rate, the Group recognized the effect of the reduction in the rate applicable to the temporary difference that give rise to deferred taxes in the amounts of Ps. 28 and Ps. 78, at December 31, 2005 and 2004, respectively.

- **Reconciliation of the statutory corporate income tax rate to the effective rate**

A reconciliation of the statutory corporate income tax rate to the effective rate recognized by the Group for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Income before income tax and employee profit sharing	**Ps. 1,503**	Ps. 2,317
Permanent differences:		
Restatement of results of operations	**(33)**	(71)
Annual inflation adjustment	**(608)**	(940)
Non-deductible expenses	**31**	59
Depreciation and amortization	**22**	2
Net monetary position loss	**712**	1,211
Other permanent items	**53**	29
Income before income tax and employee profit sharing, plus permanent items	**1,680**	2,607
Carryforward of tax losses from prior years	**(5)**	-
Income after carryforward of tax losses	**1,675**	2,607
Statutory income tax rate	**30%**	33%
Total income tax	**503**	860
Effect of change in tax rates	**(28)**	(78)
	Ps. 475	Ps. 782
Effective income tax rate	**31.57%**	33.76%

21. Stockholders' Equity

a) Capital stock

The Group's authorized capital stock at December 31, 2005 and 2004 consists of 3,000,152,564 registered series "O" shares with a par value of $ 0.827421620821 and $ 1.000227731563, respectively, Mexican pesos each. The nominal amount of paid-in capital at December 31, 2005 and 2004 is Ps. 2,594 and Ps. 3,000, respectively. Restated capital in Mexican pesos with purchasing power at December 31, 2005 and 2004 is
Ps. 12,987 and Ps. 13,403, respectively. The shares of the Group are as follows:

	Number of shares
Shares issued and outstanding	3,000,152,564
Treasury shares	134,676,400
Total shares	3,134,828,964

Additional capital stock will be represented by series "L" shares, which, in conformity with the Law Regulating Financial Groups, may represent up to 40% of the Group's ordinary capital stock, with the prior authorization of the CNBV.

Representative series "L" shares shall have limited voting rights, extending the right to vote only in matters involving a change in corporate purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of any stock exchange registration. Such series "L" shares may also confer the right to accumulative preferred dividend, and a higher dividend than the one paid to shares of ordinary capital stock. In no circumstances may the dividends paid on series "L" shares be less than those paid on the other series of shares.

b) Restrictions on stockholders' equity

(i) Restrictions on ownership of capital stock

Foreign corporate entities that exercise any form of authority may not hold any interest in the capital stock, nor may Mexican financial entities, even those comprising part of the respective group, unless they act as institutional investors, in terms of Article 19 of the Law Regulating Financial Groups.

Any individual or corporate entity may own, through one or various simultaneous or successive transactions, more than 5% of a controlling company's series "O" shares, provided that such transactions have been authorized by the Ministry of Finance and Public Credit.

ii) Capital reserves

An analysis at December 31, 2005 and 2004 is as follows:

		2005		2004
Reserve for purchase of own shares	Ps.	1,378	Ps.	1,670
Legal reserve		1,385		1,679
Total capital reserves	Ps.	2,763	Ps.	3,349

Reserve for purchase of own shares

The reserve for repurchase of own shares was created on the basis of resolutions adopted at stockholders' meetings, using a portion of the Group's retained earnings. At December 31, 2005 and 2004, the balance of this reserve was Ps. 1,378 and Ps. 1,670, respectively.

Legal reserve

In conformity with the Mexican Corporations Act, the Group is required to appropriate at least 5% of the net income of each year to increase the legal reserve until it reaches 20% of capital stock issued and outstanding. Such reserve may not be distributed to stockholders during the life of the Group, except in the form of a stock dividend. The balance of the legal reserve at December 31, 2005 and 2004 was Ps. 1,385 and Ps. 1,679, respectively.

(iii) Capital reduction

In the event of a capital reduction, the reimbursement to stockholders in excess of the amount of the restated capital contributions, in accordance with the Mexican Income Tax Law, shall be subject to taxation at the enacted rate at the time of such reduction.

c) Restrictions on earnings

The Mexican Income Tax Law states that dividends declared from income on which corporate income tax has already been paid, shall not be subject to further taxation; therefore, taxable earnings must be controlled in a so-called "net tax profit account" (CUFIN), which may only be used once the balance of the "net reinvested tax profit account" (CUFINRE) has been exhausted. Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

In conformity with the Income Tax Law, all capital contributions and net stock premiums made by the stockholders, as well as capital reductions must be controlled in a so-called "restated contributed capital account" (CUCA). Such account must be restated for inflation from the time capital contributions are made to the time capital is reduced.

Capital reductions in excess of the CUCA account will be subject to taxation in terms of the Mexican Income Tax Law. The difference should be treated as a distributed profit, which will be subject to taxation, payable by the Group, at the enacted income tax rate at that time.

At December 31, 2005 and 2004, the Group has the following tax balances:

	2005	2004
CUCA	Ps. 14,176	**Ps. 17,708**
CUFIN	Ps. 4,342	**Ps. 5,338**

At a regular meeting held on April 13, 2005, the stockholders agreed to pay a cash dividend at a rate of $ 0.30 Mexican pesos per each of the 3,000,152,564 common registered shares issued and outstanding at that date. The total dividend was Ps. 918 (Ps. 900 nominal amount). Such dividend was paid from retained earnings derived from the CUFIN account.

At a regular meeting held on April 14, 2004, the stockholders agreed to pay a cash dividend at a rate of $ 0.30 Mexican pesos per each of the 3,000,152,564 common registered shares issued and outstanding. The total dividend was Ps. 959 (Ps. 900 nominal amount). Such dividend was paid from retained earnings derived from the CUFIN account.

Since the aforementioned cash dividends were paid from the Group's CUFIN account, they were not subject to tax withholdings.

22. Earnings per Share and Comprehensive Income

a) Earnings per share

Earnings per share were determined by dividing net income of the year by the weighted average number of the Group's shares issued and outstanding at December 31, 2005 and 2004. An analysis is as follows:

	2005	2004
Net income based on statement of income	Ps. **2,913**	Ps. 5,527
Weighted average number of shares outstanding	**3,000,152,564**	3,000,152,564
Earnings per share (Mexican pesos)	Ps. **0.9710**	Ps. 1.8422

In 2005 and 2004, the Group's shares have had no movements.

b) Comprehensive income

Comprehensive income consists of the net loss or income for the year, plus the result from holding non-monetary assets, the excess or deficit from restatement of stockholders' equity and other items that, in conformity with accounting criteria, are reflected directly in stockholders' equity (see Statement of Changes in Stockholders' Equity). An analysis of comprehensive income is as follows:

	2005	2004
Net income of the year	Ps. **2,913**	Ps. 5,533
Result from holding non-monetary assets derived from valuation of long-term equity investments	**46**	74
Comprehensive income	Ps. **2,959**	Ps. 5,607

23. Segment Information

Highlights of the results of operations of the principal operating segments of the most significant subsidiaries in 2005 and 2004 are shown below. A different classification is used to show the amounts presented from the one used in the preparation of the financial statements since operating and accounting records are combined.

	2005	2004
a) Credit transactions		
Revenues:		
Interest on credits	Ps. **5,395**	Ps. 3,530
Bank interest	**793**	422
Exchange gains and UDIS	**104**	55
Commissions		301
Other	**481**	41
	6,774	4,349
Disbursements:		
Reserves	**1,289**	1,314
Interest on deposits	**4,779**	2,766
Monetary position result	**640**	1,032
Depreciation	**-**	23
	6,708	5,135
Result of credit transactions	Ps. **66**	Ps.(786)

b) Money-market transactions				
Revenues				
Investments	**Ps.**	**1,066**	Ps.	593
Exchange gains and derivatives		**1,469**		503
Revenues from customers' transactions				648
Interest and premiums on repurchase agreements		**7,676**		5,469
		10,211		7,213
Disbursements:				
Interest and premiums on repurchase agreements		**8,161**		5,345
Buying and selling of securities			(	161)
Other		**217**		71
		8,378		5,255
Result of money-market transactions	**Ps.**	**1,833**	Ps.	1,958
c) Capital market transactions				
Buying and selling of securities	**Ps.**	**482**	Ps.	57
Valuation of shares		**200**		789
Realized gain on valuation		**203**		125
Capital-market results		**885**		971
Segment total result	**Ps.**	**2,784**	Ps.	2,142
Retirement fund transactions		**-**		290
Income from distribution commission, repurchase shares and portfolio management transactions		**-**		202
Total result by segment	**Ps.**	**2,784**	Ps.	2,634
d) Reconciliation of figures				
Total result by segment	**Ps.**	**2,784**	Ps.	2,634
Less:				
Loss on buying and selling of securities		**-**		161
Own capital market transactions		**885**		971
Retirement fund transactions		**-**		290
Commissions charged		**-**		850
Add:				
Depreciation of leased equipment		**-**		23
Financial margin adjusted for credit risks	**Ps.**	**1,899**	Ps.	385

The aforementioned segment information refer to credit, money market and capital market transactions carried out basically by the subsidiaries Banco Inbursa, Inversora Bursátil-Casa de Bolsa and Arrendadora Financiera. The Group focuses other specialized activities developed by subsidiaries on businesses not subject to financial intermediation corresponding to the subsidiaries: Operadora de Fondos and Afore, which consolidate their financial information with that of the Group. There are other controlling entities, whose financial information is not consolidated with that of the Group, as they refer to entities with activities specialized in the insurance and bonding sector in the life, property and health and pension lines.

e) Segment information of subsidiaries regulated by the CNSF (not subject to consolidation)

	2005			
	Fianzas Guardiana Inbursa	Seguros Inbursa	Pensiones Inbursa	Total companies regulated by the CNSF
Premiums written	Ps. 446	Ps. 8,478	Ps. 577	Ps. 9,502
Premiums ceded	(67)	(1,551)	-	(1,618)
Retained premiums	379	6,927	577	7,883
Net increase in reserve for unearned premiums and bonds in force	(3)	(642)	(230)	(875)
Retained accrued premiums	376	6,285	347	7,008
Net acquisition cost	(34)	1,199	50	1,215
Net cost of losses, claims and other	222	4,643	758	5,623
Net increase in other technical reserves	2	(49)	76	30
	191	5,793	883	6,867
Gross profit (loss)	Ps. 185	Ps. 492	Ps. (537)	Ps. 141

	2004			
	Fianzas Guardiana Inbursa	Seguros Inbursa	Pensiones Inbursa	Total companies regulated by the CNSF
Premiums written	Ps. 384	Ps. 9,241	Ps. 561	Ps. 10,186
Premiums ceded	(77)	(1,555)		(1,632)
Retained premiums	307	7,686	561	8,554
Net increase in reserve for unearned premiums and bonds in force	(4)	(1,536)	(251)	(1,791)
Retained accrued premiums	303	6,150	310	6,763
Net acquisition cost	(36)	1,452	19	1,435
Net cost of losses, claims and other	171	4,429	746	5,346
Net increase in other technical reserves	(6)	(185)	(18)	(209)
	129	5,696	747	6,572
Gross profit (loss)	Ps. 174	Ps. 454	Ps. (437)	Ps. 191

24. Financial Margin

An analysis of the financial margin presented in the statement of income at December 31, 2005 and 2004 is as follows:

a) Interest income

	2005	2004
Premiums on repurchase agreements (Note 8e)	Ps. 7,649	Ps. 5,389
Credit portfolio (1)	5,396	3,526
On investments in financial instruments	2,556	1,237
Other	489	429
On deposits with Banxico	436	282
On financing granted to domestic and foreign banks	357	139
Translation of U.S. dollars and UDI	102	54
Rents collected under operating leases	-	41
	Ps. 16,985	Ps. 11,097

(1) An analysis of interest income by type of credit is as follows:

Type of credit		2005		2004
Simple	Ps.	3,313	Ps.	2,099
Unsecured		784		572
Restructured		584		432
Additional benefit home mortgage subject to VAT		217		130
Other discounted loans		215		125
Home mortgage		104		40
Discounts		90		35
Chattel mortgage		68		83
Financial leases		14		11
Consumer		5		-
Secured by capital assets		2		3
	Ps.	5,396	Ps.	3,530

b) Interest expense

		2005		2004
Premiums on repurchase agreements (Note 8e)	Ps.	8,165	Ps.	5,484
Time deposits		2,580		43
Notes with interest payable at maturity		1,772		1,603
Bank loans		426		151
Other		213		115
Checking account deposits		1		893
Financing received from foreign banks		-		18
Discount		-		58
	Ps.	13,157	Ps.	8,365

c) Monetary position result, net (financial margin)

At December 31, 2005 and 2004, the Group's consolidated monetary position result is Ps. (640) and Ps. (1,032), respectively.

The average balance of the principal monetary assets and liabilities considered in determining the monetary position result of 2005 and 2004 of the Group and its subsidiaries are presented in Note 2c.

25. Intermediation Income

An analysis of intermediation income for the years ended December 31, 2005 and 2004 is as follows:

		2005		2004
Other income from buying and selling of securities	Ps.(	629)	Ps.(	72)
Result of marked-to-market valuation of:				
Investments in securities		517		1,416
Repurchase transactions (Note 8d)	(	3)	(	24)
Derivatives, net	(	105)		860
Other		50	(	202)
	Ps.(	170)	Ps.	1,978

26. Memoranda Accounts

The Company has memoranda accounts for the purpose of recording the Group's and subsidiary's rights and obligations with third parties, as well as securities, property received for safekeeping and property under mandate derived from the Group's and subsidiaries' transactions.

a) Transactions on behalf of others

i) Customers' securities received for safekeeping

		2005		2004
Money market instruments	Ps.	**152,181**	Ps.	127,390
Fixed-yield instruments		**26,790**		24,927
Variable-yield instruments		**751,701**		534,328
Shares of investment funds		**14,728**		13,007
Shares of variable-yield investment funds		**19,390**		13,812
	Ps.	**964,790**	Ps.	713,464

ii) Securities and notes received in guarantee

		2005		2004
Customers' securities delivered in guarantee (shares)	**Ps.**	**956**	Ps.	1,055

b) Proprietary transactions

ii) Property held in trust or under mandate

At December 31, 2005 and 2004, the balances of transactions in which the Group's bank subsidiary acts as trustee or operates under mandate are as follows:

		2005		2004
Trusts				
Administrative	**Ps.**	**193,579**	Ps.	180,810
Investment		**3,624**		401
Guarantee		**84**		86
Transfer of title		**69**		146
		197,356		181,443
Mandates		**34**		206
Total	**Ps.**	**197,390**	Ps.	181,649

In the years ended December 31, 2005 and 2004, the subsidiary Banco Inbursa obtained income of Ps. 36 and Ps. 26, respectively, from activities performed in its capacity as trustee.

Transactions in which the aforementioned subsidiary acts as trustee are recorded and controlled in memoranda accounts. In conformity with the Mexican Income Tax Law, Banco Inbursa, as trustee, is responsible for seeing that all tax obligations of the managed trusts, which engage in business activities, are fulfilled.

ii) Property held for safekeeping or under management

An analysis of the balance of this account at December 31, 2005 and 2004 is as follows:

		2005		2004
Securities held for safekeeping	Ps.	724,633	Ps.	541,903
Securities held in guarantee		71,867		50,212
Notes subject to collection	(	9,210)		5
Travelers checks held		-		10
Other		22		523
	Ps.	787,312	Ps.	592,653

Securities held for safekeeping or under management are recorded at cost and marked-to-market.

iii) Other contingent liabilities

At December 31, 2005 and 2004, an analysis of the Group's contingent liabilities is as follows:

		2005		2004
Economic penalties appealed	Ps.	-	Ps.	2
Opening of lines of risk exposure due to participation in the interbank payment system SPEUA		-		7,013
Rent due under operating leases		321		131
Residual value		67		-
	Ps.	388	Ps.	7,146

27. Risk Management

Due to the importance of the subsidiary Banco Inbursa, S.A. de C.V. (the Bank), the following information refers only to such subsidiary:

The Bank's management has policies and procedures manuals developed following CNBV and Banxico guidelines for reducing the risks to which the Bank is exposed.

In conformity with SHCP regulations, credit institutions are required to disclose, by means of notes accompanying their financial statements, any information regarding policies, procedures, methodologies and other risk management measures adopted, as well as information regarding the potential losses related to each type of risk in the different markets in which they operate.

On December 2, 2005, the Commission issued provisions of general application for credit institutions (Circular Única or "Sole Circular"). Such provisions establish that the internal audit area will perform at least once a year or at year-end a comprehensive risk management audit. The Bank's internal audit area carried out this activity using the applicable accounting criteria and submitted the results to the Board of Directors at a meeting held in January 2006.

a) Environment

As part of its efforts for increased corporate governance, the Bank practices comprehensive risk management. To this end, it relies on the services provided by the Risk Analysis area, the Comprehensive Risk Management Unit and the Risk Management Committee, through which the Bank also identifies, measures, controls and monitors all of its quantifiable and unquantifiable operating risks

The Bank's Risk Management Committee systematically analyzes the information it receives, together with the Risk Analysis area and operating areas.

Additionally, the Bank has a contingency plan to offset weaknesses detected at the operational and legal levels and in the recording of transactions, in excess of the maximum risk tolerance levels approved by the Risk Management Committee.

The Bank's policies, in accordance with BANXICO requirements, state that no transactions should be conducted with any persons with direct or indirect holdings of 1% or more of the Bank's or The Group's paid-in capital shares.

b) Market risk

In order to measure and evaluate the risks assumed in conducting its financial transactions, the Bank has computational tools at its disposal to calculate Value at Risk (VaR) and to perform sensitivity analyses and stress testing.

Additionally, the Bank uses the "Modified Duration" methodology to compute the Repricing Gap of its assets and liabilities. This methodology consists of estimating the value of positions using an adjusted linear approximation, based on a change in interest rates. Such methodology is applied to both the Mexican peso denominated position as well as the U.S. dollar denominated position.

To prove statistically that the market risk measuring model is giving reliable results, the Group Bank carries out a hypothetical test of the reliability level of the measuring system. This consists of a chi square (Kupiec) test of the number of times that the actual loss observed exceeds the estimated risk level.

At present, the market risk is computed for money-market, international bond and variable-yield and derivative instrument portfolios. An analysis of market risk at December 31, 2005 is as follows:

Instrument	Term	Cost rate	Nominal amount	Market rate	Market value	Unrealized gain (loss)	Value at risk
Nominal rate	11	8.14	11	8.28	11	-	-
Synthetics	39	9.16	38,005	8.87	37,657	27	(1)
Subtotal money market	39	9.16	38,016	8.87	37,668	27	(1)
International bonds	1,897	12.54	2,082	9.14	2,246	164	(34)
Subtotal variable-yield			164		255	91	(90)
Inmobiliaria/ Outsourcing			79		127	(48)	(11)
Subtotal derivatives			(21,827)		(87)	(87)	(83)
Subtotal swaps at risk (Mexican pesos)			(13,600)		(13,552)	48	(103)
Subtotal training fixed-rate swaps (USD)			(6,118)		(5,730)	388	(75)
Securities held			7,313		3,469	42	(32)
Overall total Inbursa			1,204		24,394	719	(165)

The Bank measured market risks using the so-called Value at Risk (VaR) model for the total valuation in a target investment term of one day with a reliability level of 95%, using the risk factor values of the last 252 days

The most important position for the Bank is the risk involved with currency derivative transactions, consisting of currency and interest rate futures and Mexican peso and U.S. dollar denominated swaps. This information includes the market risk of positions, the unrealized gain (loss) generated and the Value at Risk in one day with a reliability level of 95%.

The model is based on the assumption that the distribution of variances in risk factors is normal. To validate this assumption, "back testing" is carried out.

The measurement of market risk is conducted via stress tests consisting of sensitivity analyses of 100bps and 500bps, respectively, in addition to tests under historical extreme conditions of up to four standard variances on a 60-day investment horizon. This simulates the effects of adverse transactions on the portfolio on the day of the computation. Under the new risk factor stress conditions, the valuations of the portfolios are determined, as well as the value at risk and their new mark-to-market values.

c) Liquidity risk

In order to monitor liquidity, the risk management area computes liquidity gaps, considering the Bank's financial assets and liabilities, as well as loans granted.

The Bank also measures the adverse margin by considering the differential between the buying and selling prices of its financial assets and liabilities.

Furthermore, the Bank monitors its foreign currency liquidity risk in accordance with BANXICO's regimen of investment and admission of foreign currency denominated liabilities.

	2005		2004	
	Coefficient	**% coefficient**	Coefficient	% coefficient
January	**49,960**	**0.17**	366,142	1.31
February	**316,054**	**1.00**	736,570	2.68
March	**3,722**	**0.01**	638,234	2.39
April	**32,180**	**0.11**	592,559	2.05
May	**883**	**0.00**	1,087,761	3.41
June	**62,073**	**0.25**	796,240	2.62
July	**63,179**	**0.20**	42,038	0.15
August	**46,728**	**0.17**	814,531	2.79
September	**24,842**	**0.09**	741,686	2.51
October	**550,681**	**1.51**	71,910	0.25
November	**408,797**	**1.05**	889,280	2.98
December	**2,069,943**	**5.15**	435,223	1.30
Average amount	302,420	0.81	601,015	2.05

The liquidity model considers the liquidity quality of portfolio assets, as well as the asset/liability gap and their status within each term.

d) Credit risk

The Bank computes loan portfolio risks by applying quarterly analyses of credit risks using its own risk model, based on the interest coverage generated by its activity, which assumes that the deterioration of credit quality and of each borrower with time depends both on quantifiable economic factors, as well as qualitative factors. The total effect of these factors may be observed in the development of the operating margin generated by the borrower's activities. In other words, it is reasonable to believe the deterioration of the operating margin firmly indicates that these factors together work against the borrower.

In order to carry out stress tests, the Bank determines a factor that represents the level of the operation's flow resistance to cover the interest generated by the liabilities with costs.

Stress tests may be carried out by modifying the variables that affect the operating income and/or the financial expense derived from the liabilities with cost.

The value at risk and grading of the loan portfolio by currency at December 31, 2005 is as follows:

	Total	**Mexican pesos**	**U.S. dollars**	**UDIS**
Net exposure	**72,006**	**39,198**	**366,142**	**1,336**
Expected loss in Mexican pesos	**4,357**	**1,056**	**736,570**	**173**
Grading of loan portfolio	**A**	**AA**	**BBB**	**BBB**
	6.05%	**2.69%**	**9.94%**	**12.99%**

The expected loss considers the exposure net of guarantees and the probability of default as computed by the proprietary model.

Currency	Performing portfolio	Past-due portfolio	Allowance	Times of allowance/ past-due portfolio	% allowance/ performing portfolio
U.S. dollars	**Ps. 14,810**	**Ps. 181**	**Ps. 3,438**	**0.05**	**23.21**
Mexican pesos	**38,502**	**255**	**3,870**	**0.07**	**10.05**
UDIS	**1,471**	**-**	**142**	**-**	**9.65**
Total Bank	**Ps. 54,783**	**Ps. 436**	**Ps. 7,450**	**0.06**	**13.59**

Additionally, on a quarterly basis, the Credit Department monitors the quality of the credit portfolio based on this grading and conducts an analysis by segment of the main sectors of the Mexican economy. Together with the quarterly credit monitoring analyses, concentration of risk is determined, not only for each borrower or risk group but also by economic activity.

In its future and forward contracts, the Bank acts on its own behalf with intermediaries or financial participants authorized by Banxico, as well as with other participants who must guarantee the obligations contained in the contracts signed with the participating parties.

e) Risk policies for derivatives

Generally, the risk assumed in currency derivative transactions refers to Mexican rates since U.S. dollar futures are positioned as a credit portfolio or other assets. The transactions conducted involve a counterparty risk.

The policies observed by the Bank establish that risk positions in securities and financial derivatives may not be assumed by operators since risk-taking is decided on exclusively by senior management by means of collective bodies. The Risk Management Committee defined the positions to which Banco Inbursa must adhere, as follows:

	Maturity of less than one year (*)	Maturity of more than one year (*)
Nominal rate	**2.5**	**2.0**
Actual rate	**2.5**	**2.0**
Synthetic derivatives	**4.0**	**2.5**
Capital markets (1)		

(*) Times net capital for the immediately preceding quarter, computed by BANXICO

(1) Limit defined in the third paragraph of clause III, of Article 75 of the Credit Institutions Act.

f) Technological risk

The Bank's corporate strategy with respect to offsetting technological risks rests in its contingency and business continuity plan, which includes the reestablishment of critical functions in the Bank's systems in case of emergency, as well as the use of firewalls, the security of on-line information and system access restrictions.

g) Legal risk

The Bank's specific policy regarding legal risks is as follows:

1. It is the responsibility of the Comprehensive Risk Management Unit to quantify estimates of the legal risks the Bank faces.
2. The Comprehensive Risk Management Unit should inform the Risk Management Committee of the Bank's legal risks on a monthly basis so as to follow up such risks.
3. The financial assessor together with the documentation traffic area is responsible for maintaining all customer files with the correct relevant legal documents and agreements.
4. The Bank's legal area is responsible for monitoring the adequate instrumentation of agreements and contracts, including the formalization of guarantees so as to avoid vulnerabilities in the Bank's transactions.
5. The Bank's legal auditor must perform a legal audit on the Bank at least once per year.

The proposed model for the quantification of legal risks is based of the frequency of unfavorable events and the severity of losses so as to estimate the potential risk in this area.

Computation of probability of unfavorable rulings:

$$L = f_L \times S_l$$

Whereby:

f_L = No. of cases with unfavorable rulings / No. of cases in litigation

S_l = Average severity of loss (cost, legal expenses, interest, etc.) derived from unfavorable rulings

L = Expected loss from unfavorable rulings

The Bank is currently introducing this quantitative model, as well as the database for flowing up on its legal risk exposure.

h) Operating risk

With respect to its operating risk, in adherence to the *Circular Única*, the Bank currently has a plan for introducing operating risk measures that must be completed by July 2007. Such measures are as follows:

a) Identify and document the processes that include descriptions of the duties of each of the Bank's units.

b) Identify and document the operating risks inherent in the processes mentioned in the preceding paragraph.

c) At least once per quarter evaluate and report on the possible consequences on the business of the materialization of identified risks and report such results to the heads of each area involved so as to evaluate the different control measures in place for such risks.

d) Establish tolerance levels for each risk identified while defining the cause, source and factors of each risk.

e) Maintain an historical database that includes a systematic recording of the different types of losses and the related cost recorded in the Bank's accounting duly identified by the source business line or unit.

The Bank currently has in place an electronic agenda to record the events associated with operating losses in each business unit so as to identify the possible consequences and potential losses derived from the materialization of such losses.

28. Commitments and Contingencies

a) Liability agreement

In conformity with Article 28 of the Law Regulating Financial Groups, the Group and its subsidiaries signed a liability agreement whereby the Group accepts responsibility jointly and severally and without limitation for the performance of the obligations of its subsidiaries and for the losses derived from the performance of their own activities, even for those obligations incurred prior to the incorporation of the related subsidiaries into the Group.

The Group shall similarly be liable for their monetary obligations due to third parties, bankruptcy declared by the regulatory authorities, and the deterioration of their financial position to the point that they are unable to meet legally specified capital requirements.

b) Legal contingencies

The Group and subsidiaries are party to a number of litigations of a labor, tax, regulatory and business nature whose possible unfavorable resolutions represent contingent liabilities for the Group. Based on the opinions of the Group's lawyers, management has evaluated each suit based on the risk that they represent individually and their possible effects on the Group's financial information and concluded that at December 31, 2005 and 2004, there was no need for creating a reserve for those issues.

29. Subsequent Events

On January 1 2006, the requirements of the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or *CINIF*) went into effect and replace the standards previously issued by the Mexican Institute of Public Accountants. The adoption of these new rules will give rise to no changes in the Company's financial structure or in the significant disclosures in its 2005 financial statements.

Call to Grupo Financiero Inbursa, S.A. de C.V.'s Annual Ordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 05/04/2006 10:24:00.0

Preset:
CONVOCAA

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Annual Ordinary

Date held:
04/20/2006

Place:
Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Código Postal 11000, Mexico City

Time:
10:30

Agenda:

I. Submission, discussion and, as the case may be, approval of the financial information referred to by Article 172 of the General Corporation and Partnership Law for both the corporation as well as the companies controlled by it, which includes the Board of Director's Report, the Statutory Auditor's Report and the Audit Committee's Report corresponding Fiscal Year ending on December 31, 2005 according to the terms of Article 30 of the Bylaws. Resolutions were taken thereof.

II. Submission, discussion and, as the case may be, approval of the proposal to allot earnings. Resolutions were taken thereof.

III. Submission, discussion and, as the case may be, approval of the proposal to pay dividends. Resolutions were taken thereof.

IV. Discussion and, as the case may be, designation and/or ratification of the board members, statutory auditors, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

V. Determination of the remuneration for the board members, statutory auditors, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

VI. Discussion and, as the case may be, designation and/or ratification of the audit Committee and other Committees of the corporation. Resolutions were taken thereof.

VII. Determination of the remuneration for the members of the aforementioned Committees. Resolutions were taken thereof.

VIII. Submission, discussion and, as the case may be, approval of the annual report regarding the acquisition of shares owned by the corporation in terms of Article 14 B 3, subsection I of the Stock Exchange Law and the determination regarding the maximum amount of resources that may be allotted to acquire the shares owned by the corporation for the Fiscal Year ending in 2006. Resolutions were taken thereof.

IX. Appointment of Delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions were taken thereof.

Assistance Requirements:
In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Paseo de las Palmas No. 736, Piso (-) 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, (56 25 49 00 ext. 3318) during business hours (9:00am to 2:00pm and 4:00pm to 6:00pm) and no later than April 17, 2006. The admission cards will be issued to the shareholders that timely request them and that prove their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 78 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions and subsection IV of Article 14B 3 of the Stock Exchange Law.

Resolutions taken by Grupo Financiero Inbursa, S.A. de C.V.'s Annual Ordinary Shareholders' Meeting

Date of Reception in the Mexican Stock Exchange: 04/21/2006 12:17:00.0

Preset:
ACUEORDA

Quotation Key:
GFINBUR

Series:

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Annual Ordinary

Date held:
04/20/2006

Assistance percentage:
95.89

Payment Date:
05/04/2006

Resolutions:

I. Submission, discussion and, as the case may be, approval of the financial information referred to by Article 172 of the General Corporation and Partnership Law for both the corporation as well as the companies controlled by it, which includes the Board of Director's Report, the Statutory Auditor's Report and the Audit Committee's Report corresponding Fiscal Year ending on December 31, 2005 according to the terms of Article 30 of the Bylaws. Resolutions were taken thereof.

FIRST. The consolidated audited financial statements to December 31, 2005 were acknowledged as filed and were approved.

SECOND. The following are acknowledged as rendered and approved: (1) the Board of Director's Report; (2) Statutory Auditor's Report and (3) the annual report issued by the Audit Committee, all those corresponding to the Fiscal Year ending on December 31, 2005.

THIRD. The duties of the Board of Directors, intermediary committees and statutory auditors were approved and ratified for the Fiscal Year ending on December 31, 2005.

FOURTH. The financial situation corresponding to the financial entities controlled by the corporation for the Fiscal Year ending on December 31, 2005 is noted.

II. Submission, discussion and, as the case may be, approval of the proposal to allot earnings. Resolutions were taken thereof.

FIRST. The net profits obtained by the corporation during the Fiscal Year ending on December 31, 2005 were approved. Said profits totaled $2,913,352,001.00 (Two billion nine hundred and thirteen million three hundred and fifty two thousand and one 00/100 Mexican Pesos). This figure shall be allotted as follows:

AMOUNT IN MEXICAN PESOS

Profits to be allotted from previous fiscal years according to the audited financial statements to December 31, 2005 updated

$23,943,596,476.00

Plus

The net profits for the Fiscal Year 2005 according to the earnings statement to December 31, 2005 $2,913,352,001.00

Minus

Excess (insufficiency) in the adjustments to capital and effects of valuation in subsidiaries resulting from reexpression $11,099,079,167.00

Minus

The net valuations and deferred taxes in earnings by subsidiaries $948,743,547.00

Withheld profits at the disposal of the shareholders' or board of directors' meeting $14,809,125,853.00

The previous figure in Mexican Pesos at the purchasing power to December 31, 2005 was noted in the audited financial statements of the corporation.

SECOND. The balance of accumulated earnings is hereby approved to be placed at the disposal of the shareholders' or board of directors' meeting in order to be allotted, totally or partially, in the manner and terms that any of said governing bodies deems fit.

THIRD. The corresponding accounting entries must be entered for the allotment of profits approved in the first resolution above.

FOURTH. It is hereby resolved that any corresponding amendment or correction shall be approved from now on to the allotment of earnings contained in the fist resolution above as a result of the revision carried out by the National Banking and Securities Commission [*Comisión Nacional Bancaria y de Valores*] to the financial statements of the corporation to December 31, 2005.

III. Submission, discussion and, as the case may be, approval of the proposal to pay dividends. Resolutions were taken thereof.

SOLE RESOLUTION. Payment of dividends to shareholders is hereby approved in the amount of $0.30 (Thirty cents MXP) per share, payable for each of the 3,000,152,564 suscribed, payable and outstanding shares that represent the capital stock of Grupo Financiero Inbursa, S.A. de C.V.

The aforementioned payment shall be charged to the earnings to be allotted from previous fiscal years from the net tax profit account.

The decreed dividend payment shall be carried out by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, as of May 4, 2006 upon delivery of coupon 11, in any case with basis upon the applicable provisions in force and effect.

IV. Discussion and, as the case may be, designation and/or ratification of the board members, statutory auditors, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

FIRST. The designation of Mssrs. Carlos Slim Helú, Marco Antonio Slim Domit, Eduardo Valdés Acra, Héctor Slim Seade, Arturo Elias Ayub and Javier Foncerrada Izquierdo is hereby ratified as Directors Not Independent from the Board of Directors of the Corporation from this date and until they resign or are substituted.

SECOND. The designation of Fernando Gerardo Chico Pardo, Antonio Cosio Pando, Laura Diez Barroso Azcárraga, Ángeles Espinosa Iglesias, Agustín Franco Macías, Claudio X. González Laporte, Guillermo Gutiérrez Saldivar, David Ibarra Muñoz, José Kuri Harfush and Juan Antonio Pérez Simon is hereby ratified as Directors Independent from the Board of Directors of the Corporation from this date and until they resign or are substituted.

THIRD. It is hereby evidenced that this meeting has graded the independency of each independent director whose name has been approved or ratified in resolutions two and three above and deems that said persons are apt to perform their duties in terms of Article 26 of the New Stock Exchange Law.

FOURTH. Pursuant to the foregoing resolutions, the Corporation's Board of Directors shall be comprised in the following manner:

BOARD OF DIRECTORS
DIRECTORS NOT INDEPENDENT
Mr. Carlos Slim Helú – Honorary Chairman for Life
Mr. Marco Antonio Slim Domit – Chairman
Mr. Eduardo Valdés Acra – Vicepresident
Mr. Héctor Slim Seade
Mr. Arturo Elias Ayub
Mr. Javier Foncerrada Izquierdo

INDEPENDENT DIRECTORS
Mr. Fernando Gerardo Chico Pardo
Mr. Antonio Cosio Pando
Ms. Laura Diez Barroso Azcárraga
Ms. Ángeles Espinosa Iglesias

Mr. Agustín Franco Macías
Mr. Claudio X. González Laporte
Mr. Guillermo Gutiérrez Saldivar
Mr. David Ibarra Muñoz
Mr. José Kuri Harfush
Mr. Juan Antonio Pérez Simon

It is hereby ratified that the independent directors have experience, capacity and professional prestige according to the terms required by the applicable legal provisions.

FIFTH. Mssrs. Carlos Slim Helú, Marco Antonio Slim Domit and Eduardo Valdés Acra are ratified hereby as Honorary Chairman for Life, Chairman and Vicepresident of the Board of Directors, respectively.

SIXTH. Mr. Raúl Humberto Zepeda Ruiz and José Pablo Antón Sáenz Padilla are ratified hereby as the Secretary and Assistant Secretary of the Corporation's Board of Directors, respectively, without being a member thereof.

SEVENTH. The certified public accountants, Mssrs. Víctor Alberto Tiburcio Celorio and Esteban Ailloud Peón del Valle, are ratified hereby as the Corporation's Statutory Auditor and Alternate, respectively, in order to render said position during this fiscal year and until their successors have been appointed and taken office.

V. Determination of the remuneration for the board members, statutory auditors, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

SOLE RESOLUTION. The amount of $14,500.00 (Fourteen thousand five hundred 00/100 MXP) is approved hereby as the remuneration for each member of the Board of Directors, Secretary, Assistant Secretary and Statutory Auditors of the Corporation for each Board Meeting they attend, subject to any tax withholdings.

VI. Discussion and, as the case may be, designation and/or ratification of the audit Committee and other Committees of the corporation. Resolutions were taken thereof.

FIRST. The designation of Mssrs. Fernando Gerardo Chico Pardo, Guillermo Gutiérrez Saldivar, José Kuri Harfush and Juan Antonio Pérez Simon is hereby ratified as members of Corporate Practices Committee and Audit Committee of the corporation.

SECOND. The designation of Mr. Juan Antonio Pérez Simón as Chairman of the Corporate Practices Committee is hereby ratified.

THIRD. The designation of Mr. José Kuri Harfush as Chairman of the Audit Committee is hereby ratified.

FOURTH. The designation of Mr. Raúl Humberto Zepeda Ruiz as Secretary of the Corporation's Corporate Practices Committee and Audit Committee, without being a member thereof, is hereby ratified.

FIFTH. Pursuant to the foregoing resolutions, the Corporation's Corporate Practices Committee and Audit Committee shall be comprised in the following manner:

Corporate Practices Committee
Mr. Juan Antonio Pérez Simón – Chairman
Mr. Fernando Gerardo Chico Pardo
Mr. Guillermo Gutiérrez Saldivar
Mr. José Kuri Harfush

Mr. Raúl Humberto Zepeda Ruiz – Secretary

Audit Committee
Mr. José Kuri Harfush – Chairman
Mr. Fernando Gerardo Chico Pardo
Mr. Guillermo Gutiérrez Saldivar
Mr. Juan Antonio Pérez Simon

Mr. Raúl Humberto Zepeda Ruiz – Secretary

VII. Determination of the remuneration for the members of the aforementioned Committees. Resolutions were taken thereof.

SOLE RESOLUTION. The amount of $6,300.00 (Six thousand three hundred 00/100 MXP) is approved hereby as the remuneration for each member and the secretary of the Corporation's Corporate Practices Committee and Audit Committee. Said amount shall be paid for each meeting they attend, subject to the corresponding tax withholdings of the current tax legislation.

VIII. Submission, discussion and, as the case may be, approval of the annual report regarding the acquisition of shares owned by the corporation in terms of Article 14 B 3, subsection I of the Stock Exchange Law and the determination regarding the maximum amount of resources that may be allotted to acquire the shares owned by the corporation for the Fiscal Year ending in 2006. Resolutions were taken thereof.

FIRST. The Board of Director's Report regarding the Policy on Acquisition and Public Placement of the Corporation's own Shares of Stock is approved hereby pursuant to the terms of Article 14 B-3 section I of the Stock Exchange Law and Article 60, section III of the General Provisions Applicable to Securities Issuers and Other Stock Exchange Participants.

SECOND. The ratification of Mssrs. Eduardo Valdés Acra, Marco Antonio Slim Domit and Javier Foncerrada Izquierdo as the officers responsible for instructing and authorizing the acquisition and public placement of the Corporation's own Shares of Stock is hereby noted. They may exercise said authorities individually or jointly without any restriction whatsoever and for the total amount authorized therein.

THIRD. It is hereby expressly agreed to ratify a maximum amount of $1,350,000,000.00 (one billion three hundred and fifty million 00/100 Mexican Pesos) as resources that may be allotted for acquiring the Corporation's own shares of stock. However, the maximum amount authorized by the Meeting cannot exceed the total

balance of the Corporation's net profits. This includes withholdings pursuant to Article 14 B-3 section I of the Stock Exchange Law.

The acquisition of the Corporation's own shares of stock must be charged to its net worth while the shares are owned by the Corporation. Moreover, said purchase shall be charged to the capital stock when it is resolved to convert said shares into treasury stock in which case a resolution by the General Shareholders' Meeting would not be necessary.

FOURTH. The corresponding accounting records are hereby ordered to be entered for the maximum amount authorized by the corporation to carry out the acquisition of the Corporation's own shares of stock during the fiscal year 2006 and until the date in which said amount is modified by a new resolution issued by this shareholders' meeting.

IX. Appointment of Delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions were taken thereof.

SOLE RESOLUTION. Msrss. Marco Antonio Slim Domit, Raúl Humberto Zepeda Ruiz and Verónica Ramírez Villela are hereby appointed as the Meeting's special delegates in order to jointly or separately carry out the necessary and appropriate acts so that the Meetings resolutions are duly and totally executed. They must issue certified copies of these minutes as may be needed so as to be formalized, totally or partially in one or more counterparts, by the Notary Public of their choice. Furthermore, said minutes must be filed before the Public Registry of Commerce, either personally or by proxy, for any legal purposes thereof. Said Special Delegates must prepare and file any necessary notifications regarding the resolutions being adopted. They must carry out any necessary amendments to the text of this Minutes as requested by the competent authorities. And in general, the foregoing must carry out any acts and filings that may be required in order for the resolutions hereof to be duly executed and formalized.

10:30 am

Notice of Grupo Financiero Inbursa, S.A. de C.V.'s Rights

Date of Reception in the Mexican Stock Exchange: 04/20/2006 14:24:00.0

Preset:
DERECHOS

Quotation Key:
GFINBUR

Series:
NA

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Type of Assembly:
Annual Ordinary

Date held:
04/20/2006

Publication Date:

Notice to Shareholders:

The annual ordinary shareholders' meeting for Grupo Financiero Inbursa, S.A. de C.V. held on April 20, 2006 agreed to pay the shareholders a dividend in cash equivalent to 0.30 (Thirty cents MXP) per share and will be payable for the 3,000,152,564 subscribed, paid and outstanding shares representing Grupo Financiero Inbursa, S.A. de C.V.'s capital stock. The aforementioned payment will be charged to the profits to be allotted from previous fiscal years from the net profit account.

The decreed dividend payment shall be carried out by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, as of May 4, 2006 upon delivery of coupon 11, in any case with basis upon the applicable provisions in force and effect.